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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120271

Prospectus Supplement
(to prospectus dated May 4, 2005)

4,250,000 Shares

Ordinary Common Stock

 The selling stockholders named in this prospectus supplement are offering all of these shares of Ordinary Common Stock and will receive all of the proceeds of the offering.

 Our Ordinary Common Stock is quoted on the Nasdaq National Market under the symbol "MGLN." On May 16, 2005, the last reported sale price for our Ordinary Common Stock on the Nasdaq National Market was $30.99.

	Per share	Total

Public offering price	$30.50	$129,625,000
Underwriting discounts and commissions	$1.144	$4,862,000
Proceeds to the selling stockholders, before expenses	$29.356	$124,763,000

 One of the selling stockholders has granted the underwriters an option for a period of 30 days to purchase up to 637,500 additional shares at the public offering price less underwriting discounts and commissions to cover any over-allotments.

 Investing in our Ordinary Common Stock involves a high degree of risk. See "Risk factors" beginning on page S-10 of this prospectus supplement and page 3 of the accompanying prospectus.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

 The underwriters are offering the shares of Ordinary Common Stock as set forth in "Underwriting." Delivery of the shares of Ordinary Common Stock will be made on or about May 20, 2005.

Sole Book-Running Manager

JPMorgan

Lead Manager

Banc of America Securities LLC

Co-Managers
Deutsche Bank Securities		Lehman Brothers

May 16, 2005

Prospectus supplement

Prospectus

 You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. The selling stockholders are not, and the underwriters are not, offering to sell, or seeking offers to buy, shares of Ordinary Common Stock in any jurisdiction where offers and sales are not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document, or that any information we have incorporated by reference in the accompanying prospectus is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of shares. Our business, financial condition, results of operations and prospects may have changed since those dates.

 No action is being taken in any jurisdiction outside the United States to permit a public offering of the Ordinary Common Stock or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement or the accompanying prospectus applicable to that jurisdiction.

i

Summary

 This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information you should consider before investing in our Ordinary Common Stock. You should carefully read the entire prospectus supplement, including "Risk factors" on page S-10, the accompanying prospectus, and our consolidated financial statements and the related notes and other information contained in the annual and quarterly reports and other documents that we have filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference in the accompanying prospectus, before making an investment decision. In this prospectus supplement, unless the context suggests otherwise, "Magellan" means Magellan Health Services, Inc. and the references "we," "our," and "us" mean Magellan together with its subsidiaries.

Magellan Health Services, Inc.

Our business

 We believe that we are the nation's largest provider of managed behavioral healthcare services, according to enrollment data reported in an industry trade publication entitled "Open Minds Yearbook of Managed Behavioral Health & Employee Assistance Program Market Share in the United States, 2002-2003" published by Open Minds Gettysburg, Pennsylvania, referred to as Open Minds. As of March 31, 2005, we had approximately 57.7 million covered lives under managed behavioral healthcare contracts.

 We manage behavioral health benefit plans for approximately 1,600 customers, including small, medium and large health plans, among them a significant number of Blue Cross/Blue Shield organizations; employers, including corporations, federal, state and local governmental agencies; and various state Medicaid programs. Based on the customers we serve, we operate in the following segments: (i) Health Plan Solutions; (ii) Employer Solutions; (iii) Public Sector Solutions; and (iv) Corporate and Other. We offer a full range of managed care services that are designed to contain behavioral healthcare costs and provide comprehensive behavioral healthcare coverage. We provide high quality, cost efficient behavioral healthcare services for our members, which include maintenance of provider networks, coordination of care, utilization review, hospital inpatient care management, outpatient care management and employee assistance programs.

 We believe we have the largest and most comprehensive behavioral healthcare provider network in the United States. We coordinate and manage the delivery of behavioral healthcare treatment services through our network of approximately 63,000 behavioral healthcare professionals, which includes psychiatrists, psychologists, licensed clinical social workers, marriage and family therapists and licensed clinical professional counselors. The treatment services provided through our provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. We do not own any provider of, and generally do not directly provide, treatment services.

Our industry

 According to the final report, "Achieving the Promise: Transforming Mental Health Care in America," issued by the President's New Freedom Commission on Mental Health (established on

April 29, 2002 by Executive Order 13263), referred to as the Commission Report, approximately 5 to 7 percent of adults in a given year have a "serious mental illness," defined as any diagnosable mental disorder that affects work, home or other areas of social functioning; and approximately 5 to 9 percent of children have a "serious emotional disturbance" defined as any diagnosable mental disorder (in a child under 18) that severely disrupts social, academic and emotional functioning. In addition, according to the Commission Report, mental illness ranks first among all diseases in terms of causing disability in the United States, Canada and Western Europe. In 1997, the latest year for which comparable data is available, spending in the United States on the treatment of mental illness totaled almost $71 billion. In addition, the Commission Report states that the annual economic, indirect cost of mental illness is estimated to be $79 billion, of which approximately $63 billion represents the loss of productivity as a result of illnesses.

 Managed behavioral healthcare companies such as ours focus on matching an appropriate level of specialist care and treatment setting with the behavioral health treatment needs of the patient to provide care in a cost-efficient manner while improving early access to care and utilizing the most modern and effective treatments. According to Open Minds, the total number of covered beneficiaries of behavioral healthcare services was approximately 227.1 million in 2002. Behavioral healthcare companies provide services primarily through: (i) risk-based products where they assume all or a portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) administrative services only products, or ASO, where they provide services such as utilization review, claims administration and/or provider network management but do not assume responsibility for the cost of the treatment services, (iii) employee assistance programs, or EAP, and (iv) products that combine features of some or all of the risk-based, administrative services only or employee assistance products.

Our competitive strengths

 We believe we benefit from the following competitive strengths:

Industry leadership

 We believe that we are the largest provider of managed behavioral healthcare services in the United States, based on the enrollment data reported in Open Minds. We believe our leadership position in the industry reflects our strengths as described below and enhances our ability to: (i) continue to provide a consistent level of high quality, cost-efficient behavioral healthcare services; (ii) enter into agreements with healthcare plans, large corporations and public sector customers; and (iii) develop new products and service offerings in managed behavioral healthcare and related areas.

Broad product offering and nationwide provider network

 We provide a broad range of behavioral managed care services to our customers, from providing their members with information to better manage their conditions to sophisticated managed care programs. We develop highly customized solutions and systems that allow us to administer behavioral health plans with various benefit designs, features and requirements for health plan, employer and public sector customers.

 Our managed behavioral healthcare network consists of approximately 63,000 behavioral healthcare providers in all 50 U.S. states and Puerto Rico. Additionally, we recently introduced several product enhancements and new products that we believe will allow us to solidify our relationships with existing customers and establish new customer relationships. We believe that the combination of our broad product offerings, our comprehensive behavioral healthcare provider network and product innovation distinguishes us from our competitors, allows us to meet our customers' needs for behavioral managed healthcare on a nationwide basis and positions us to capture additional revenue opportunities resulting from the continued growth of the behavioral managed healthcare industry.

Strong customer relationships

 We believe that the breadth of our customer relationships is attributable to our broad product offerings, nationwide provider network, commitment to quality care and ability to manage behavioral healthcare costs effectively. Our customers include small, medium and large health plans, among them a significant number of Blue Cross/Blue Shield organizations; employers, including corporations, federal, state and local governmental agencies; and various state Medicaid programs. We believe our track record of successfully managing behavioral healthcare programs on behalf of our customers will allow us to win new business opportunities with existing clients as we introduce new value-added products and services, including disease management and behavioral pharmaceutical management.

Experienced management team

 Our senior management team has substantial experience in the health care industry. Steven Shulman, our Chairman and Chief Executive Officer, has over 31 years of experience, and Dr. René Lerer, our President and Chief Operating Officer, has over 20 years of experience in the managed care industry. Our senior management team operates as a cohesive group with complementary skills and has a strong track record of effectively managing and growing highly successful companies in the healthcare industry. Our senior management team has established a vast network of relationships in the industry that provide unique opportunities for organic growth and future acquisition opportunities.

Strong financial condition

 We actively manage our business to generate strong financial performance. We have built and maintain a highly efficient operating infrastructure which has allowed us to become a cost efficient provider of comprehensive behavioral healthcare services for our customers. As a result, since January 2004, we have demonstrated strong financial performance, generated consistent and growing cash flows, and have been able to achieve unrestricted cash and investment balances that exceed our debt. Our strong balance sheet has given us the flexibility to dedicate resources to explore new business opportunities and develop new products.

Our business strategy

 We intend to pursue the following growth strategies:

Continue to manage costs effectively

 We intend to continue leveraging our operating infrastructure, identifying operating efficiencies and managing our provider networks to deliver high quality, cost efficient care to our customers. We have reduced our administrative costs and improved customer service by consolidating service centers, enhancing corporate overhead efficiency, consolidating claims processing systems, improving technologies supporting our administrative functions, such as claims processing and call centers, and instituting other operational and business efficiencies, implementing best practices across the organization and by standardizing and consolidating processes as appropriate. As a result, since the management team led by Mr. Shulman took over leadership of the company, we have been able to reduce our direct service costs and administrative costs as a percentage of sales.

Leverage our market position to grow our core businesses

 We believe we are positioned to grow membership, revenues and earnings over the long term as a result of our economies of scale, large customer base, proven behavioral health expertise and leading market position. We expect our organic growth to be driven by expansion of our membership base, rate increases and expanding opportunities in the public sector market. As individual state and local governments experience budgetary constraints due to escalating healthcare cost, we have observed greater interest from the state and local governments in engaging managed care providers to manage healthcare services for their Medicaid programs, including behavioral healthcare services. Given our strong experience and market leadership in behavioral healthcare industry, we believe that we are in a good position to compete for these new public sector opportunities.

Expand into new products and markets

 We are exploring opportunities to expand our business including the enhancement of existing products and development of new products within as well as outside of our current business lines. We are currently developing several new products, which we expect to substantially contribute to our long term growth and further strengthen our market position. These products represent strong growth opportunities going forward, and include Behavioral Disease Management, Obesity Management, Behavioral Pharmaceutical Management and Med/Psych Integration. The development of these products is part of our longer term strategy to develop a comprehensive disease management offering. We expect to leverage our extensive customer relationships to introduce and demonstrate the value of these programs.

 Recently, the disease management industry has emerged as a mechanism to provide effective care for the treatment of chronic medical conditions, improve health status of the members and reduce healthcare costs of the payers. Disease management companies utilize predictive modeling tools to identify and target members that are at risk for a health problem, develop and implement evidence-based clinical guidelines and coordinate care for the members. We believe that effective disease management programs are driven by behavior modification and that, with our expertise in behavioral healthcare management, we are well positioned to develop the next generation of disease management programs that focus on modification and management of members' behavior in order to make them better informed and more efficient healthcare consumers.

 As the first step in this long term strategy, we have developed the following products:

 Behavioral Disease Management—We have initiated a disease management program focused on active management of behavioral health conditions, such as depression, anxiety, and substance abuse. Following the introduction of this program in January 2005 to certain of our current at-risk customers, we are already providing services to approximately 3 million members. We currently anticipate that we will have approximately 6 to 7 million members enrolled in this program by the end of 2005. While we are not collecting separate fees for this program at this time, we expect to derive financial benefit through lower cost of care to at-risk members. More importantly, we intend to use this program as a platform to build a full-scale disease management program.

 Obesity Management—We have developed and are actively marketing an obesity management program that helps members lose weight and helps employers and health plans manage rising costs associated with obesity and bariatric surgery. Our tiered approach to obesity management includes weight management tools and support, education assessment and referral to the network of specially trained professionals and pre and post-bariatric surgery counseling.

 Behavioral Pharmaceutical Management—We have developed and are actively marketing a behavioral pharmaceutical management program with the objectives of materially reducing the prescription of behavioral drugs that depart from standard clinical guidelines and improving members' compliance with the therapeutically appropriate behavioral medications within these guidelines. Our program involves identification of such departures using sophisticated internally developed analytical tools and subsequent management through mail, peer to peer and mail/phone intervention.

 Med/Psych Integration—We have developed and are actively marketing a Med/Psych Integration program that proactively targets and integrates the care for patients who have both a chronic medical and behavioral condition. Our studies of patients who had both medical and behavioral conditions, such as cancer and depression, have demonstrated a significant reduction in overall healthcare costs when their care was managed through our programs.

Leverage our strong financial position to grow through acquisitions

 We continually evaluate opportunities to strategically leverage our financial position to acquire businesses that are complementary to our existing operations, that could accelerate our entrance into new markets, or that could leverage our existing customer relationships, leading to growth in revenues and earnings. We will continue to evaluate potential acquisitions based on internally developed criteria. In the past, members of our management team have demonstrated the ability to grow a company through strategic acquisitions. We believe we can successfully integrate acquisitions, expand breadth of services and improve operations of acquired businesses.

Corporate information

 Magellan Health Services, Inc. is a Delaware corporation. Our executive offices are located at 16 Munson Road, Farmington, Connecticut 06032, our telephone number at that location is (860) 507-1900, and our website can be accessed at www.magellanhealth.com. Information contained in our website does not constitute part of this prospectus supplement or the accompanying prospectus.

The offering

Ordinary Common Stock offered by the selling stockholders	4,250,000 shares
Ordinary Common Stock to be outstanding after the offering	31,145,530 shares
Over-allotment option	One of the selling stockholders has granted the underwriters an option for a period of 30 days to purchase up to 637,500 additional shares at the public offering price less underwriting discounts and commissions to cover any over-allotments.
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of shares of our Ordinary Common Stock, including the over-allotment shares, if any, offered in this prospectus supplement.
Risk factors	See "Risk factors" and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Common Stock.
Nasdaq symbol	MGLN

 We have two classes of Common Stock consisting of Multiple and Variable Vote Restricted Convertible Common Stock, referred to as the Multi-Vote Common Stock, and Ordinary Common Stock, collectively referred to as the Common Stock. It is expected that following this offering, all special rights, powers and privileges of the Multi-Vote Common Stock will cease. After the consummation of this offering there will be 4,300,213 shares of Multi-Vote Common Stock outstanding. For a more detailed discussion, see "Description of capital stock."

 The number of shares of Ordinary Common Stock that will be outstanding after the offering is based on the number of shares of our Ordinary Common Stock outstanding as of May 13, 2005 and excludes:

  •
  93,128 shares of Ordinary Common Stock reserved for distributions related to disputed claims for certain general unsecured creditor claims made pursuant to the Plan of Reorganization as such claims are settled;

  •
  1,025,319 shares of Ordinary Common Stock issuable upon exercise of currently exercisable stock options issued under our 2003 management incentive plan;

  •
  4,117,718 shares of Ordinary Common Stock issuable upon exercise of stock options issued under our 2003 management incentive plan which are not currently exercisable;

  •
  810,747 shares of Ordinary Common Stock reserved for future grants under our 2003 management incentive plan;

  •
  570,417 shares of Ordinary Common Stock issuable upon exercise of currently exercisable warrants;

  •
  230,000 shares of Ordinary Common Stock issuable upon exercise of a warrant that will become exercisable in January 2006; and

  •
  30,000 shares of Ordinary Common Stock which we will reserve if our stockholders approve the 2005 director stock compensation plan which will be voted on at our annual meeting of stockholders to be held on May 18, 2005.

 Unless otherwise noted, the information in this prospectus supplement assumes that the over-allotment option granted to the underwriters by one of the selling stockholders has not been exercised.

Summary consolidated financial data

 In May 2003, our board of directors approved a change in our fiscal year. Instead of a fiscal year ending on September 30, we adopted a fiscal year that coincides with the calendar year, effective December 31, 2002. The following table sets forth our summary consolidated financial data as of and for each of the three fiscal years ended September 30, 2000, 2001 and 2002, for the fiscal year ended December 31, 2003 and as of and for the three month transition period ended December 31, 2002 and unaudited comparable data as of and for the three months ended December 31, 2001. The table also sets forth summary consolidated financial data (i) as of December 31, 2003 and 2004 and for the fiscal year ended December 31, 2004, and (ii) as of March 31, 2005 and for the three months ended March 31, 2004 and 2005.

 On January 5, 2004, referred to as the Effective Date, we and 88 of our subsidiaries consummated the Third Joint Amended Plan of Reorganization, as modified and confirmed, referred to as the Plan of Reorganization, under chapter 11 of title 11 of the United States Bankruptcy Code, referred to as the Bankruptcy Code, which had been confirmed by order of the United States Bankruptcy Court for the Southern District of New York, referred to as the Bankruptcy Court. In connection with the consummation of the Plan of Reorganization, we implemented fresh start reporting effective December 31, 2003. Accordingly, all balance sheet data as of, and subsequent to December 31, 2003 represents balances of our company following the Effective Date, referred to as the Reorganized Company, and all balance sheet data prior to December 31, 2003 represents balances of our company prior to the Effective Date, referred to as the Predecessor Company. Statement of operations and statement of cash flows data for all periods prior to January 1, 2004 represents the results of the Predecessor Company. Accordingly, all references to us with respect to disclosures of amounts recorded (i) through or prior to December 31, 2003 in relation to statement of operations or cash flow items; and (ii) prior to December 31, 2003 in relation to balance sheet items, relate to the Predecessor Company. All references to us with respect to disclosures of amounts recorded or to be recorded (i) after December 31, 2003 in relation to statement of operations or cash flow items; and (ii) on or after December 31, 2003 in relation to balance sheet items, relate to the Reorganized Company.

 As a result of the Plan of Reorganization under chapter 11 of title 11 of the Bankruptcy Code commenced in March 2003 and consummated on the Effective Date, and our implementation of fresh start reporting effective December 31, 2003, the summary consolidated financial data as of December 31, 2003 and as of and for the year ended December 31, 2004 are not comparable to the prior periods presented. Summary consolidated financial data as of and for the fiscal year ended December 31, 2003 includes certain significant unusual items. See "Selected consolidated financial data."

 Summary consolidated financial data for the years ended September 30, 2002 and December 31, 2003 and 2004 and for the three months ended December 31, 2002, and as of December 31, 2003 and 2004 presented below, have been derived from our audited consolidated financial statements and the related notes incorporated in the accompanying prospectus by reference to our annual report on Form 10-K for the fiscal year ended December 31, 2004, referred to as the audited annual consolidated financial statements. Summary consolidated financial data for the fiscal years ended September 30, 2000 and 2001 and as of September 30, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The summary consolidated financial information as of and for the three months ended December 31, 2001 is unaudited.

 The summary consolidated financial data presented below as of March 31, 2005 and for the three months ended March 31, 2004 and 2005, are derived from our unaudited condensed consolidated financial statements and the related notes incorporated in the accompanying prospectus by reference to our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005, referred to as the unaudited quarterly consolidated financial statements. In the opinion of our management, these unaudited quarterly consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position at those dates and our results of operations for those periods. Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2005 or portions of that fiscal year. You should read this information in conjunction with "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus supplement and our consolidated financial statements and the related notes contained in our quarterly and annual reports that we have filed with the SEC and incorporated by reference in the accompanying prospectus.

	Predecessor Company						Reorganized Company
	Fiscal Year Ended September 30,				Three Months Ended December 31,			Three Months Ended March 31,
				Fiscal Year Ended December 31, 2003			Fiscal Year Ended December 31, 2004
	2000	2001	2002		2001(1)	2002		2004(1)	2005(1)

	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$1,640,933	$1,755,512	$1,753,058	$1,510,746	$444,842	$445,890	$1,795,402	$440,176	$452,754
Salaries, cost of care and other operating expenses	1,442,082	1,557,042	1,585,314	1,324,886	395,093	391,433	1,567,465	393,928	392,929
Equity in earnings of unconsolidated subsidiaries	(9,792)	(36,566)	(13,006)	(6,202)	(3,177)	(2,138)	(5,277)	(1,844)	(1,449)
Depreciation and amortization	68,261	68,294	47,558	48,047	11,190	14,380	42,489	10,249	11,218
Interest expense (Contractual interest of $106,328 in fiscal 2003)	106,711	110,423	97,596	61,016	23,719	25,333	37,124	9,334	8,639
Interest income	(9,425)	(10,121)	(5,365)	(2,873)	(1,310)	(1,010)	(6,127)	(781)	(3,033)
Stock compensation expense	—	—	—	—	—	—	23,152	10,777	3,750
Reorganization benefit, net	—	—	—	(438,217)	—	—	—	—	—
Goodwill impairment charges	—	—	415,880	28,780	—	—	—	—	—
Special charges	25,398	3,340	15,729	9,528	4,485	3,907	5,038	1,908	—
Income (loss) from continuing operations before income taxes and minority interest	17,698	63,100	(390,648)	485,781	14,842	13,985	131,538	16,605	40,700
Provision for income taxes	8,994	33,732	151,609	33,813	6,086	3,129	46,584	3,568	17,064
Income (loss) from continuing operations before minority interest	8,704	29,368	(542,257)	451,968	8,756	10,856	84,954	13,037	23,636
Minority interest	114	78	47	253	16	27	333	129	68
Income (loss) from continuing operations	8,590	29,290	(542,304)	451,715	8,740	10,829	84,621	12,908	23,568
Income (loss) from discontinued operations(2)	(56,736)	4,624	4,894	(25,028)	158	803	4,781	30	48
Income (loss) on disposal of discontinued operations(2)	(17,662)	(9,359)	(92)	4,756	820	97	(1,030)	—	—
Reorganization benefit, net(2)	—	—	—	20,327	—	—	—	—	—
Income (loss) before cumulative effect of change in accounting principle	(65,808)	24,555	(537,502)	451,770	9,718	11,729	88,372	12,938	23,616
Cumulative effect of change in accounting principle(2)	—	—	(191,561)	—	(191,561)	—	—	—	—
Net income (loss)	(65,808)	24,555	(729,063)	451,770	(181,843)	11,729	88,372	12,938	23,616
Preferred dividends (Contractual dividends of $4,788 in fiscal 2003)	3,401	4,527	4,657	883	1,075	1,243	—	—	—
Amortization of redeemable preferred stock issuance costs, and other	401	522	540	172	143	136	—	—	—
Preferred stock reorganization items, net(2)	—	—	—	2,668	—	—	—	—	—
Income (loss) available to common stockholders	$(69,610)	$19,506	$(734,260)	$448,047	$(183,061)	$10,350	$88,372	$12,938	$23,616
Income (loss) per common share available to common stockholders—basic:
Income (loss) from continuing operations	$0.15	$0.72	$(15.71)	$12.69	$0.22	$0.27	$2.39	$0.37	$0.67
Income (loss) from discontinued operations	(2.32)	(0.14)	0.14	—	0.03	0.02	0.11	—	—
Cumulative effect of change in accounting principle	—	—	(5.50)	—	(5.53)	—	—	—	—
Net income (loss)	$(2.17)	$0.58	$(21.07)	$12.69	$(5.28)	$.029	$2.50	$0.37	$0.67
Income (loss) per common share available to common stockholders—diluted:
Income (loss) from continuing operations	$0.15	$0.69	$(15.71)	$10.86	$0.21	$0.26	$2.33	$0.35	$0.64
Income (loss) from discontinued operations	(2.30)	(0.13)	0.14	—	0.02	0.02	0.10	—	—
Cumulative effect of change in accounting principle	—	—	(5.50)	—	(4.55)	—	—	—	—
Net income (loss)	$(2.15)	$0.56	$(21.07)	$10.86	$(4.32)	$0.28	$2.43	$0.35	$0.64

	Predecessor Company					Reorganized Company
	As of September 30,			As of December 31,		As of December 31,
								As of March 31, 2005(1)
	2000	2001	2002	2001(1)	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Current assets	$325,532	$274,011	$283,730	$293,276	$286,131	$630,223	$540,495	$582,814
Current liabilities	475,758	430,285	1,494,412	425,182	1,477,999	523,531	382,308	377,069
Property and equipment, net	112,612	94,322	86,773	90,369	85,659	122,082	120,604	117,759
Total assets	1,809,666	1,666,705	1,004,080	1,667,730	998,917	1,292,017	1,188,338	1,204,234
Total debt and capital lease obligations	1,098,047	1,006,356	1,049,354	1,005,369	1,048,158	493,699	379,478	372,130
Stockholders' equity (deficit)	$128,464	$162,188	$(570,672)	$170,729	$(560,322)	$387,911	$497,053	$524,454

(1)
Amounts are unaudited.
(2)
Net of income taxes.

Risk factors

 An investment in Ordinary Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, which we believe describe the principal risks of investing in our Ordinary Common Stock, before you decide whether to purchase any Magellan shares. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial. If any of the following risks occur, our business, financial condition and profitability could be materially adversely affected. In such case, the trading price of Ordinary Common Stock could decline, and you may lose all or part of your investment.

Risks related to our business and industry

 Fresh Start Reporting—Our application of "fresh start" reporting makes it more difficult to compare our post-emergence operations and results to those in pre-emergence periods.

 Due to our emergence from bankruptcy, we have implemented the "fresh start" reporting provisions of SOP 90-7, effective December 31, 2003. Fresh start reporting requires us to restate all assets and liabilities to reflect their fair values. As a result, the consolidated balance sheet as of and subsequent to December 31, 2003 and the statement of operations for periods after our emergence from bankruptcy are not comparable to the consolidated financial statements for the periods prior to our emergence from bankruptcy, which were prepared on a historical basis.

 Reliance on Customer Contracts—Our inability to renew, extend or replace expiring or terminated customer contracts could adversely affect our liquidity, profitability and financial condition.

 Substantially all of our net revenue is derived from contracts with payors of behavioral healthcare benefits. Substantially all of these contracts may be terminated immediately with cause and many, including some of our most significant contracts, are terminable without cause by the customer upon notice and the passage of a specified period of time (typically between 60 and 180 days), or upon the occurrence of certain other specified events. Our ten largest customers accounted for 61.6 percent and 70.3 percent of our net revenue in the fiscal years ended December 31, 2003 and 2004, respectively, and for 73.8 percent of our net revenue for the three months ended March 31, 2005. Loss of all of these contracts or customers would, and loss of any one of these contracts or customers could, materially reduce our net revenue and have a material adverse effect on our liquidity, profitability and financial condition. One of these contracts was a subcontract with a health plan under which we managed the mental health and substance abuse services for certain beneficiaries of TRICARE, which subcontract expired on September 30, 2004 and was not renewed. Our contract with Aetna Inc., or Aetna, which is one of our largest customers, will terminate on December 31, 2005. We recorded net revenue from Aetna of $228.1 million for the fiscal year ended December 31, 2004 and $55.8 million and $62.0 million, respectively, during the three-month periods ended March 31, 2004 and 2005.

 We are party to several contracts with entities that are now controlled by WellPoint, Inc., or WellPoint, that represent a significant concentration of business for us. Net revenue from such contracts totaled $133.1 million during the year ended December 31, 2004 and $31.4 million and $33.9 million during the three-month periods ended March 31, 2004 and 2005, respectively. One such contract, which generated net revenue of $95.0 million during the year ended December 31, 2004 and $24.4 million during the three-month period ended March 31, 2005, extends through December 31, 2005. A second contract with an entity controlled by WellPoint, which generated net revenue of $25.7 million during the year ended December 31, 2004 and $6.7 million for the three-month period ended March 31, 2005, extends through September 30, 2005 and we have recently been notified by the customer that it does not intend to renew this contract beyond such date.

 In addition to Aetna and the WellPoint-related contract noted above, other managed care customers of ours have decided not to renew all or part of their contracts with us, and will instead manage behavioral healthcare services for their subscribers. We believe that the total impact of these non-renewals, including those relating to Aetna and the WellPoint affiliate, will be a reduction during 2006 from projected 2005 net revenue from these contracts of approximately $330.0 million, $250.0 million of which relates to Aetna. We cannot assure you that actual reduction in net revenue for future periods will not exceed our expectations.

 Our largest customer is the State of Tennessee's TennCare program. The TennCare program provides health and other related benefits to the Medicaid recipients in the State of Tennessee as well as to certain other uninsured individuals. We, through our wholly owned subsidiary, Tennessee Behavioral Health, Inc. and Premier Behavioral Systems of Tennessee, LLC, or Premier, a joint venture in which we have a 50.0 percent interest, contract with the State of Tennessee, or the State, to manage the behavioral healthcare benefits for the TennCare program. Effective July 1, 2004, the State of Tennessee divided the TennCare program into three regions. Tennessee Behavioral Health has a contract to serve the East Region with an initial term that runs through December 31, 2005 and includes a provision for annual extensions at the State's option through December 31, 2008. Each of Tennessee Behavioral Health and Premier has a contract with respect to the West and Central regions that runs through December 31, 2005. All three contracts are subject to appropriations funding on July 1, 2005. For the fiscal year ended December 31, 2004, and the three months ended March 31, 2004 and 2005, we recorded net revenue from this customer under these contracts of approximately $431.5 million, $103.7 million and $113.2 million, respectively.

 On January 10, 2005, the Governor of Tennessee stated that because of the increased costs of the TennCare program, the State will cease providing coverage to approximately 323,000 adults (which represents approximately one-fourth of total TennCare membership) who do not qualify for Medicaid and may limit benefits to be delivered under the TennCare program. Certain advocacy groups are attempting to prevent the Governor from implementing any membership and benefits reductions. Representatives of the State of Tennessee have publicly indicated that they intend to phase-in the membership reductions as early as July 1, 2005. A reduction in membership would, and benefit changes could, adversely affect our net revenue and profitability. We do not yet know which members would be eliminated from the program, and because capitation rates for TennCare members vary depending upon the level of benefits received by such members, we cannot estimate the impact of the proposed membership reductions. Further, we do not yet know the actual timing of the phased-in membership reductions, the benefit changes being proposed or the timing of those changes, and as such, we cannot estimate the impact of these potential developments at this time.

 In addition, the TennCare contracts might not be extended or successfully renegotiated beyond December 31, 2005, or, if renewed or renegotiated, the terms of any new contracts might not be comparable to those of existing contracts. If this happens, our liquidity, financial condition, prospects and profitability may be adversely affected.

 Changes in the Medical Managed Care Industry—Certain changes in the business practices of this industry could negatively impact our resources, profitability and results of operations.

 Substantially all of our Health Plan segment net revenue are derived from customers in the medical managed care industry, including managed care companies, health insurers and other health plans. Some types of changes in this industry's business practices could negatively impact us.

For example, if our managed care customers seek to provide managed behavioral healthcare services directly to their subscribers, instead of contracting with us for such services, we could be adversely affected. In this regard, as noted above, our contract with Aetna, which is one of our largest customers, will terminate on December 31, 2005 and we have recently been notified that a contract we have with an entity controlled by WellPoint expiring in September 2005 will not be renewed. In addition to Aetna and the WellPoint-related contract, other managed care customers of ours have decided not to renew all or part of their contracts with us, and will instead manage behavioral healthcare services for their subscribers. Other of our customers that are managed care companies could also seek to provide managed behavioral healthcare services directly to their subscribers, rather than by contracting with us for such services. In addition, we have a significant number of contracts with Blue Cross and Blue Shield health plans and other regional health plans. Consolidation of the health plan industry through acquisitions and mergers could potentially result in the loss of contracts for us. Any of these changes could reduce our net revenue, and adversely affect our profitability and financial condition.

 Risk-Related Products—Because we provide services at a fixed fee, if we are unable to accurately predict and control behavioral healthcare costs, our profitability could decline.

 We derive our net revenue primarily from arrangements under which we assume responsibility for costs of treatment services (excluding at present the cost of pharmaceuticals or other medication) in exchange for a fixed fee. We refer to such arrangements as "risk-related contracts" or "risk-related products." These arrangements provided 85.6 percent and 88.2 percent of our net revenue in the fiscal years ended December 31, 2003 and 2004, respectively. Profitability of these contracts could be reduced if we are unable to accurately estimate the rate of service utilization by members or the cost of such services when we price our services. If the cost of services provided to members under a contract together with the administrative costs exceeds the aggregate fees received by us under such contract, we will incur a loss. Our assumptions of these costs when we price our services may not ultimately reflect actual utilization rates and costs, many aspects of which are beyond our control.

 Our profitability could also be reduced if we are required to make adjustments to estimates made in reporting historical financial results, particularly those regarding cost of care, reflected in our financial statements as medical claims payable. Medical claims payable includes reserves for incurred but not reported, or IBNR claims, which are claims for covered services rendered by our providers which have not yet been submitted to us for payment. We estimate and reserve for IBNR claims based on past claims payment experience, including the average interval between the date services are rendered and the date claims are paid and between the date services are rendered and the date the claims are received, enrollment data, utilization statistics, adjudication decisions, authorized healthcare services and other factors. This data is incorporated into contract specific reserve models. The estimates for submitted claims and IBNR claims are made on an accrual basis and adjusted in future periods as required.

 Factors that affect our ability to price our services, control our costs or accurately make estimates of IBNR claims and other expenses for which we create reserves may include changes in our assumptions for medical costs caused by changes in actual experience including:

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  changes in the delivery system;

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  changes in utilization patterns;

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  changes in the number of members seeking treatment;

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  unforeseen fluctuations in claims backlogs;

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  increases in the costs of the services;

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  the occurrence of catastrophes;

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  regulatory changes;

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  changes in benefit plan design; and

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  implementation of new products by us.

 If our membership in risk-based business grows, our exposure to potential losses from risk-related products will also be increased.

 Fluctuation in Operating Results—We experience fluctuations in quarterly operating results and, as a consequence, we may fail to meet or exceed market expectations, which could cause our stock price to decline.

 Our quarterly operating results have varied in the past and may fluctuate significantly in the future due to seasonal and other factors, including:

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  changes in utilization levels by enrolled members of our risk-based contracts, including seasonal utilization patterns (for example, members generally tend to seek services less during the third and fourth quarters of the year than in the first and second quarters of the year);

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  performance based contractual adjustments to net revenue, reflecting utilization results or other performance measures;

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  changes in estimates for contractual adjustments under commercial contracts;

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  retrospective membership adjustments;

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  the timing of implementation of new contracts and enrollment changes; and

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  changes in estimates regarding medical costs and IBNR claims.

 These factors may affect our quarterly and annual net revenue, expenses and profitability in the future and, accordingly, we may fail to meet or exceed market expectations, which could cause our stock price to decline.

 Dependence on Government Spending for Managed Healthcare—We can be adversely affected by changes in federal, state and local healthcare policies.

 All of our Public Sector Segment net revenue and a portion of our net revenue in our two other segments are derived, directly or indirectly, from governmental agencies, including state Medicaid programs. Contract rates vary from state to state, are subject to periodic negotiation and may limit our ability to maintain or increase rates. We are unable to predict the impact on our operations of future regulations or legislation affecting Medicaid programs, or the healthcare industry in general, and future regulations or legislation may have a material adverse effect on us. Moreover, any reduction in government spending for such programs could also have a material adverse effect on us. See the discussion relating to the State of Tennessee's TennCare program under "—Reliance on Customer Contracts—Our inability to renew, extend or replace expiring or terminated customer contracts could adversely affect our liquidity, profitability and financial condition."

 In addition, our contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, generally are conditioned upon financial appropriations by one or more governmental agencies, especially in the case of state Medicaid programs. These contracts generally can be terminated or modified by the customer if such appropriations are not made. Finally, some of our contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, require us to perform additional services if federal, state or local laws or regulations imposed after the contract is signed so require, in exchange for additional compensation to be negotiated by the parties in good faith. Government and other third party payors are generally seeking to impose lower contract rates and to renegotiate reduced contract rates with service providers in a trend toward cost control.

 Significant Stockholder—Onex, our largest stockholder, may have significant influence over matters requiring stockholder approval, its interests may differ from or conflict with the interests of other stockholders, and sales of Common Stock by Onex may cause our stock price to fall.

 On the Effective Date, and pursuant to our Plan of Reorganization, the members of our Board of Directors were selected, and Onex participated in that selection. Based on its holdings on April 1, 2005, the record date for the election of directors at our annual meeting of stockholders to be held on May 18, 2005 (the first stockholder meeting after the Effective Date), Onex, through its affiliate, Magellan Holdings L.P., a selling stockholder in this offering, has the ability to control the election of all three directors proposed to be elected at the stockholder meeting.

 While following this offering Onex's special rights and privileges relating to its ownership of Multi-Vote Common Stock will terminate, and all directors will be elected by the collective vote of all stockholders, Onex will hold approximately 12.1 percent of our outstanding Common Stock and will continue to be our largest stockholder. As a result of Onex's substantial equity interest and voting power, Onex could have significant influence over the management and affairs of Magellan, and a significant influence on all matters submitted to the stockholders including any merger, consolidation or sale of all or substantially all of our assets. In the case of a potential acquisition of Magellan, this significant voting power could prevent our public stockholders from receiving consideration for their stock offered by the potential acquiror in a transaction not supported by Onex or result in a disposition of their Magellan shares in such a transaction supported by Onex.

 The market price of our Ordinary Common Stock could also decline as a result of sales by Onex of a significant number of shares of our Common Stock, or the perception that such sales might occur. Such sales could also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

 Restrictive Covenants in Our Debt Instruments—Restrictions imposed by our debt agreements limit our operating and financial flexibility. These restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest.

 The indenture, referred to as the Indenture, governing our 9.375% Senior Notes due November 15, 2008, referred to as the Senior Notes, and the terms of our senior secured credit agreement with Deutsche Bank AG, referred to as the Credit Agreement, contain covenants. These covenants limit our management's discretion in operating our business by restricting or limiting our ability, among other things, to:

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  incur or guarantee additional indebtedness or issue preferred or redeemable stock;

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  pay dividends and make other distributions;

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  repurchase equity interests;

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  prepay or amend subordinated debt;

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  make certain other payments called "restricted payments";

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  enter into sale and leaseback transactions;

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  create liens;

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  sell and otherwise dispose of assets;

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  acquire or merge or consolidate with another company; and

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  enter into some types of transactions with affiliates.

 These restrictions could adversely affect our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

 The Credit Agreement also requires us to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the Credit Agreement pursuant to its terms, would result in an event of default under the Credit Agreement and, if indebtedness under the Credit Agreement is accelerated, would give rise to defaults under most or all of our other debt agreements. The Credit Agreement is guaranteed by most of our subsidiaries and is secured by most of our assets and our subsidiaries' assets.

 Required Assurances of Financial Resources—Our liquidity, financial condition, prospects and profitability can be adversely affected by present or future state regulations and contractual requirements that we provide financial assurance of our ability to meet our obligations.

 Some of our contracts and certain state regulations require us or certain of our subsidiaries to maintain specified cash reserves or letters of credit and/or to maintain certain minimum tangible net equity in certain of our subsidiaries as assurance that we have financial resources to meet our contractual obligations. Many of these state regulations also restrict the investment activity of certain of our subsidiaries. Some state regulations also restrict the ability of certain of our subsidiaries to pay dividends to Magellan. Additional state regulations could be promulgated that would increase the cash or other security we would be required to maintain. In addition, our customers may require additional restricted cash or other security with respect to our obligations under our contracts, including our obligation to pay IBNR claims and other medical claims not yet processed and paid. In addition, certain of our contracts and state regulations limit the profits that we may earn on risk-related business. Our liquidity, financial condition, prospects and profitability could be adversely affected by the effects of such regulations and contractual provisions. As of March 31, 2005, our restricted cash, investments and deposits were $169.4 million.

 Competition—The competitive environment in our industry, and any failure in our ability to adequately respond, may limit our ability to maintain or increase our rates, which would limit or adversely affect our profitability.

 Our business is highly competitive. We compete with other managed behavioral healthcare organizations as well as with insurance companies, health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, third party administrators, or TPAs, independent practice associations, or IPAs, multi disciplinary medical groups and other managed care companies. Many of our competitors, particularly certain insurance companies and HMOs, are significantly larger and have greater financial, marketing and other resources than us, which can create downward pressure on prices through economies of scale. The entrance or expansion of these larger companies in the managed behavioral healthcare industry (including our customers who have insourced or who may choose to insource behavioral healthcare services) could increase the competitive pressures we face and could limit our ability to maintain or increase our rates. If this happens, our profitability could be adversely affected.

 Possible Impact of Healthcare Reform—Healthcare reform can significantly reduce our net revenue or profitability.

 The U.S. Congress is considering legislation that, among other things, would limit healthcare plans and methods of operations, limit employers' and healthcare plans' ability to define medical necessity and permit employers and healthcare plans to be sued in state courts for coverage determinations. It is uncertain whether we could recoup, through higher net revenue or other measures, the increased costs of federally mandated benefits or other increased costs caused by such legislation or similar legislation. In addition, if any federal parity legislation is adopted and the difference in coverage limits for mental health coverage and medical health coverage is reduced or eliminated, any increase in net revenue we derive following such legislation may not be sufficient to cover the increase in costs that would result from a greater utilization of mental healthcare services. We cannot predict the effect of this legislation or other legislation that may be adopted by the U.S. Congress, and such legislation, if implemented, could have an adverse effect on us.

 Government Regulation—We are subject to substantial government regulation and scrutiny, which increase our costs of doing business and could adversely affect our profitability.

 The managed behavioral healthcare industry and the provision of behavioral healthcare services are subject to extensive and evolving federal and state regulation. Such laws and regulations cover, but are not limited to, matters such as licensure, accreditation, government healthcare program participation requirements, information privacy and security, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government investigations and allegations have become more frequent concerning possible violations of fraud and abuse and false claims statutes and regulations by healthcare organizations. Violators may be excluded from participating in government healthcare programs, subject to fines or penalties or required to repay amounts received from the government for previously billed services. A violation of such laws and regulations may have a material adverse effect on us.

 We are subject to certain state laws and regulations and federal laws as a result of our role in management of customers' employee benefit plans.

 Regulatory issues may also affect our operations including, but not limited to:

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  additional state licenses that may be required to conduct our businesses, including utilization review and TPA activities;

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  limits imposed by state authorities upon corporations' control or excessive influence over behavioral healthcare services through the direct employment of psychiatrists, psychologists or other professionals, and prohibiting fee splitting;

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  laws that impose financial terms and requirements on us due to our assumption of risk under contracts with licensed insurance companies or HMOs;

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  laws in certain states that impose an obligation to contract with any healthcare provider willing to meet the terms of our contracts with similar providers;

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  maintaining confidentiality of patient information; and

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  complying with the Health Insurance Portability and Accountability Act of 1996, or HIPAA, within the imposed deadlines.

 The imposition of additional licensing and other regulatory requirements may, among other things, increase our equity requirements, increase the cost of doing business or force significant changes in our operations to comply with these requirements.

 The costs associated with compliance with government regulation as discussed above may adversely affect our financial condition and results of operations.

 Risks Related To Realization of Goodwill and Intangible Assets—Our profitability could be adversely affected if the value of intangible assets is not fully realized.

 Our total assets at December 31, 2004 reflect goodwill of approximately $392.3 million, representing approximately 33.0 percent of total assets. There can be no assurance that such goodwill will be realizable. The application of the fresh start reporting provisions of SOP 90-7 upon the consummation of the Plan of Reorganization as of December 31, 2003 required us to value our assets and liabilities at fair market value. In accordance with these fresh start reporting provisions implemented as of December 31, 2003, our reorganization value was allocated to our tangible and identified intangible assets. Under SOP 90-7, if any portion of our reorganization value could not be allocated to specific assets, it was reported as goodwill. We completed our annual impairment analysis of goodwill as of October 1, 2004 noting that the fair value exceeded the associated carrying value; therefore, no impairment was recorded.

 At December 31, 2004, identifiable intangible assets (customer lists, contracts and provider networks) totaled approximately $44.3 million. Intangible assets are amortized over their estimated useful lives, which range from approximately two to eighteen years. The amortization periods used may differ from those used by other entities. In addition, we may be required to shorten the amortization period for intangible assets in future periods based on changes in our business. We may never realize the value of such assets.

 We evaluate, on a regular basis, whether for any reason the carrying value of our intangible assets and other long-lived assets may no longer be completely recoverable, in which case a charge to earnings for impairment losses could become necessary. When events or changes in circumstances occur that indicate the carrying amount of long-lived assets may not be recoverable, we assess the recoverability of long-lived assets other than goodwill by determining whether the carrying value of such intangible assets will be recovered through the future cash flows expected from the use of the asset and its eventual disposition.

 Any event or change in circumstances leading to a future determination requiring additional write-offs of a significant portion of unamortized intangible assets or goodwill would adversely affect our profitability.

Certain future changes in the composition of our stockholder population could, in certain circumstances, limit our ability to use our tax net operating losses.

 We estimate that, as of December 31, 2004, we had consolidated net operating loss, referred to as NOLs, carryforwards of approximately $525 million. These NOLs expire in 2009 through 2020 and are subject to examination and adjustment by the Internal Revenue Service. In addition, our utilization of these NOLs became subject to limitation under Internal Revenue Code section 382 upon consummation of our reorganization, which affects the timing of the use of NOLs. At this time, we do not believe these limitations will materially limit the Company's ability to use any NOLs before they expire.

 The limitations imposed by section 382 provide that a corporation that undergoes an "ownership change" may generally thereafter only utilize its pre-change losses (including, in some cases, certain so-called "built-in" losses that have not yet been recognized for federal income tax purposes) to offset a fixed amount of taxable income per year. A corporation generally undergoes an ownership change if the percentage of stock of the corporation owned by one or more 5% shareholders has increased by more than 50 percentage points over, at most, a three year period (with certain groups of less-than-5% shareholders treated as a single shareholder for this purpose). The Company underwent such an ownership change upon consummation of its reorganization in January 2004. Based on the stock ownership of our Common Stock reported in required filings with the SEC made to date, another ownership change would not occur as a result of the sale of the shares in this offering. However, subsequent changes in our stock ownership, including other sales of our Common Stock by 5% shareholders (including Magellan Holdings L.P.), certain purchases that result in 5% or greater ownership of our Common Stock, certain changes in the indirect beneficial ownership of our Common Stock, and issuances or redemptions of Common Stock by us, could result in another ownership change that would trigger an additional section 382 limitation.

 The application of another section 382 limitation on our NOLs as a result of future ownership changes could reduce the amount of NOLs we could utilize in a year, and thereby have an adverse effect on our anticipated future cash flow, were, for example, the fair market value of our stock to decline significantly prior to such ownership change. In general, the amount of the annual limitation to which a corporation's pre-change losses are subject following an ownership change is equal to the product of (1) the fair market value of the corporation's stock immediately before the ownership change (subject to certain reductions) multiplied by (2) the "long-term tax-exempt rate" in effect for the month in which the ownership change occurs (which currently is 4.37%). In certain circumstances, the annual limitation for a particular year may be increased due to the subsequent recognition of so-called "built-in" gains that existed at the time of the ownership change. Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year. However, if we did not continue our historic business or use a significant portion of our assets in a new business for two years after the ownership change, the resulting annual limitation would be zero.

 Claims for Professional Liability—Pending or future actions or claims for professional liability (including any associated judgments, settlements, legal fees and other costs) could require us to make significant cash expenditures and consume significant management time and resources, which could have a material adverse effect on our profitability and financial position.

 Management and administration of the delivery of managed behavioral healthcare services, and the direct provision of behavioral healthcare treatment services, entail significant risks of liability. In recent years, participants in the managed health care industry have become subject to an increasing number of lawsuits. From time to time, we are subject to various actions and claims of professional liability alleging negligence in performing utilization review activities, as well as for the acts or omissions of our employees, network providers or others. In the normal course of business, we receive reports relating to suicides and other serious incidents involving patients enrolled in our programs. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against us or our network providers. As the number of lives we cover grows and the number of providers under contract increases, actions and claims against us (and, in turn, possible legal liability) predicated on malpractice, professional negligence or other related legal theories would be expected to increase. We are also subject to actions and claims for the costs of services for which payment was denied. Many of these actions and claims seek substantial damages and require us to incur significant fees and costs related to our defense and consume significant management time and resources, which could have a material adverse effect on our profitability and financial position.

 Professional Liability and Other Insurance—Claims brought against us that exceed the scope of our liability coverage or denial of coverage could materially and adversely affect our profitability and financial condition.

 We maintain a program of insurance coverage against a broad range of risks in our business. As part of this program of insurance, we carry professional liability insurance, subject to certain deductibles and self-insured retentions. We also are sometimes required by customer contracts to post surety bonds with respect to our potential liability on professional responsibility claims that may be asserted in connection with services we provide. As of March 31, 2005, we had less than

$4 million of such bonds outstanding. Our insurance may not be sufficient to cover any judgments, settlements or costs relating to present or future claims, suits or complaints. Upon expiration of our insurance policies, sufficient insurance may not be available on favorable terms, if at all. To the extent our customers are entitled to indemnification under their contracts with us relating to liabilities they incur arising from the operation of our programs, such indemnification may not be covered under our insurance policies. To the extent that certain actions and claims seek punitive and compensatory damages arising from our alleged intentional misconduct, such damages, if awarded, may not be covered, in whole or in part, by our insurance policies. We also have potential liability relating to the self-insurance program we maintained previously with respect to our provider business. If we are unable to secure adequate insurance in the future, or if the insurance we carry is not sufficient to cover any judgments, settlements or costs relating to any present or future actions or claims, such judgments, settlements or costs may have a material adverse effect on our profitability and financial condition. If we are unable to obtain needed surety bonds in adequate amounts or make alternative arrangements to satisfy the requirements for such bonds, we may no longer be able to operate in those states, which would have a material adverse effect on us.

 Class Action Suits and Other Legal Proceedings—We could be targeted by class action and other lawsuits that could result in material liabilities to us or cause us to incur material costs, to change our operating procedures in ways that increase costs or to comply with additional regulatory requirements.

 Managed healthcare companies have been targeted as defendants in national class action lawsuits regarding their business practices. We have been subject to such class actions as defendants and are also subject to other lawsuits and legal proceedings in conducting our business. These lawsuits may take years to resolve and cause us to incur substantial litigation expenses and the outcomes could have a material adverse effect on our profitability and financial condition. In addition to potential damage awards, depending upon the outcomes of such cases, these lawsuits may cause or force changes in practices of our industry and may also cause additional regulation of the industry through new federal or state laws or new applications of existing laws or regulations. Such changes could increase our operating costs.

 Government Investigations—We may be subjected to additional regulatory requirements and to investigations or regulatory action by governmental agencies, each of which may have a material adverse effect on our business, financial condition and results of operations.

 From time to time, we receive notifications from and engage in discussions with various government agencies concerning our managed care businesses and operations. As a result of these contacts with regulators, we may, as appropriate, be required to implement changes to our operations, revise our filings with such agencies and/or seek additional licenses to conduct our business. Our inability to comply with the various regulatory requirements may have a material adverse effect on our business.

 In addition, we may become subject to regulatory investigations relating to our business, which may result in litigation or regulatory action. A substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm or a disruption to our business, which could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our Ordinary Common Stock

 Our Ordinary Common Stock price may be volatile.

 Our Ordinary Common Stock price may fluctuate in response to many things, including but not limited to:

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  our quarterly or annual earnings or those of other companies in our industry;

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  unfavorable trends or the loss of significant customers;

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  changes in earnings estimates or recommendations by research analysts who track our Ordinary Common Stock or the stocks of other companies in our industry or failure of analysts to cover our Ordinary Common Stock;

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  new laws or regulations or new interpretations of laws or regulations applicable to our business;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

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  sale of Ordinary Common Stock by our directors and executive officers and the selling stockholders.

 Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

 We may be restricted from paying cash dividends on our Common Stock in the future.

 Any payment of cash dividends will depend upon our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our Board of Directors. The terms of our Credit Agreement and the Indenture restrict us from paying cash dividends on our Common Stock. See "—Restrictive Covenants in Our Debt Instruments—Restrictions imposed by our debt agreements limit our operating and financial flexibility." These restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends on our Common Stock. We currently do not intend to declare and pay any cash dividends on our Common Stock.

 Shares eligible for future sale may adversely affect our Ordinary Common Stock price.

 Sales of substantial amounts of our Ordinary Common Stock in the public market, or the perception that these sales may occur, could cause the market price of our Ordinary Common Stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our amended and restated certificate of incorporation, referred to as the Certificate of Incorporation, we are authorized to issue up to 140 million shares of Common Stock, of which approximately 35.4 million shares of Common Stock were outstanding as of May 13, 2005 and approximately 5.9 million shares of Ordinary Common Stock were reserved for issuance upon the exercise of outstanding stock options and warrants. In addition, 30,000 shares of Ordinary Common Stock will be reserved for issuance under the 2005 director stock compensation plan, pending stockholder approval. We, the selling stockholders, our executive officers and two of our directors who are affiliated with the selling stockholders have entered into lock-up agreements or the underwriting agreement described under the caption "Underwriting." These agreements provide that parties to such agreements shall not sell shares of our Common Stock until at least, 90 days after the date of this prospectus supplement in the case of Magellan and the selling stockholders, and 30 days after the date of this prospectus supplement but in no event beyond June 15, 2005, in the case of our executive officers and our two directors who are affiliated with the selling stockholders, subject to exceptions. In addition, we have granted Onex, which following this offering will own approximately 12.1 percent of our outstanding Common Stock, and a warrantholder certain demand and piggyback registration rights. We cannot predict the size of future issuances of our Common Stock or the effect, if any, that future sales and issuances of shares of our Common Stock would have on the market price of our Ordinary Common Stock. See "Shares Eligible for Future Sale."

 Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

 Pursuant to our Certificate of Incorporation, Magellan elected not to be governed by Section 203 of the Delaware General Corporation Law which prevents an interested stockholder from engaging in business combinations with the company for three years after becoming an interested stockholder, unless certain conditions are met. However, our Certificate of Incorporation and amended and restated bylaws, referred to as the Bylaws, contain provisions that might be characterized as anti-takeover provisions, including the election at each annual meeting of less than a majority of the board of directors, the ability of our board of directors to create and issue a new series of preferred stock and certain provisions of the Bylaws limiting or regulating the rights of the stockholders to take actions in certain circumstances. These provisions may deter or render more difficult proposals to acquire control of our company through merger, takeover or other business combination, including proposals a stockholder might consider to be in his or her best interest or impede or lengthen the time necessary to effectuate a change in membership of the board of directors and may make removal of our management more difficult, which, under certain circumstances, could reduce the market value of our Ordinary Common Stock.

Cautionary note regarding forward-looking statements

 This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding our belief that non-renewals of contracts will result in a reduction during 2006 from projected 2005 net revenue from these contracts of approximately $330 million, $250 million of which relates to Aetna, our belief that our medical claims payable is adequate to satisfy ultimate claim liability for unpaid claims as of March 31, 2005, our estimates of charges we will need to record in future periods for grants of Ordinary Common Stock to our non-management members of the board of directors who are not affiliated with Onex, our anticipation not to incur material charges relating to our restructuring initiatives during fiscal 2005 and our anticipation not to require to draw on amounts available under the Revolving Loan Facility for our operations, capital needs or debt service in fiscal 2005.

 Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include risks, uncertainties and other important factors detailed from time to time in reports we file with the SEC, including the following:

  •
  our ability to successfully implement our business strategy;

  •
  our ability to renegotiate or extend expiring customer contracts or the termination of customer contracts;

  •
  changes in business practices of the industry, including the possibility that certain of our managed care customers could seek to provide managed behavioral healthcare services directly to their subscribers, instead of contracting with us for such services;

  •
  the impact of increased competition on our ability to maintain or obtain contracts;

  •
  our dependence on government spending for managed healthcare, including changes in federal, state and local healthcare policies;

  •
  the impact of present or future state regulations and contractual requirements; and

  •
  the other factors that are described in "Risk factors."

 Any forward-looking statement made by us in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Use of proceeds

 We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of shares of our Ordinary Common Stock offered, including the over-allotment shares, if any, in this prospectus supplement.

Price range of common stock and dividend policy

 Since January 6, 2004, shares of the Reorganized Company's Ordinary Common Stock have been quoted on the Nasdaq National Market under the symbol "MGLN." For further information regarding the Reorganized Company's Ordinary Common Stock, see Note 8—"Stockholders' Equity" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus. Warrants to purchase shares of the Reorganized Company's Ordinary Common Stock have been quoted on the Over-the-Counter Bulletin Board, or the OTCBB, under the ticker symbol "MGLNW.OB" since February 2, 2004. The following table sets forth the high and low closing bid prices of the Reorganized Company's Ordinary Common Stock as reported by the Nasdaq National Market for the periods presented:

Calendar Year	High	Low

2004
Period from January 6, 2004 through March 31, 2004	$29.01	$26.25
Second Quarter	33.99	27.65
Third Quarter	39.29	29.22
Fourth Quarter	38.46	31.39
2005
First Quarter	$37.14	$33.00
Period from April 1, 2005 through May 16, 2005	34.81	30.99

 At the close of business on May 13, 2005, there were approximately 359 holders of record of our Ordinary Common Stock. The stockholders of record data for the Ordinary Common Stock does not reflect stockholders whose stock was held on that date by the Depository Trust Company or other intermediaries.

Dividends

 We did not declare any dividends during either the fiscal years ended December 31, 2003 or 2004 or 2005 to date. We are prohibited from paying dividends on our Common Stock under the terms of the Credit Agreement and the Indenture, except in very limited circumstances. See "Management's discussion and analysis of financial condition and results of operations—Outlook—Liquidity and Capital Resources—Restrictive Covenants in Debt Agreements." We do not intend to pay any cash dividends for the forseeable future.

Selected consolidated financial data

 In May 2003, our Board of Directors approved a change in our fiscal year. Instead of a fiscal year ending on September 30, we adopted a fiscal year that coincides with the calendar year, effective December 31, 2002. The following table sets forth our selected consolidated financial data of as of and for each of the three fiscal years ended September 30, 2000, 2001 and 2002, for the fiscal year ended December 31, 2003 and as of and for the three month transition period ended December 31, 2002 and unaudited comparable data as of and for the three months ended December 31, 2001. The table also sets forth selected consolidated financial data (i) as of December 31, 2003 and 2004 and for the fiscal year ended December 31, 2004, and (ii) as of March 31, 2005 and for the three months ended March 31, 2004 and 2005.

 On the Effective Date, we and 88 of our subsidiaries consummated the Plan of Reorganization, under chapter 11 of title 11 of the Bankruptcy Code, which had been confirmed by order of the Bankruptcy Court. In connection with the consummation of the Plan of Reorganization, we implemented fresh start reporting effective December 31, 2003. Accordingly, all balance sheet data as of, and subsequent to December 31, 2003 represents balances of the Reorganized Company, and all balance sheet data prior to December 31, 2003 represents balances of the Predecessor Company. Statement of operations and statement of cash flows data for all periods prior to January 1, 2004 represents the results of the Predecessor Company. Accordingly, all references to us with respect to disclosures of amounts recorded (i) through or prior to December 31, 2003 in relation to statement of operations or cash flow items; and (ii) prior to December 31, 2003 in relation to balance sheet items, relate to the Predecessor Company. All references to us with respect to disclosures of amounts recorded or to be recorded (i) after December 31, 2003 in relation to statement of operations or cash flow items; and (ii) on or after December 31, 2003 in relation to balance sheet items, relate to the Reorganized Company.

 As a result of the Plan of Reorganization under chapter 11 of title 11 of the Bankruptcy Code commenced in March 2003 and consummated on the Effective Date and our implementation of fresh start reporting effective December 31, 2003, the selected consolidated financial data as of December 31, 2003 and as of and for the year ended December 31, 2004 are not comparable to the prior periods presented. Selected consolidated financial data as of and for the fiscal year ended December 31, 2003 includes the following significant unusual items:

  •
  Net reorganization benefit related to continuing operations of approximately $438.2 million, incurred in connection with the Plan of Reorganization. The reorganization benefit is primarily comprised of a net fresh start reorganization gain of approximately $479.7 million as a result of the application of fresh start reporting, a net benefit of approximately $7.5 million from lease rejections and court approved claim reductions, and interest income of approximately $1.1 million, which benefits were partially offset by expenses which include the write-off of deferred financing costs of approximately $18.5 million related to the 9.375% Senior Notes due 2007, outstanding prior to the Effective Date, referred to as the Old Senior Notes, and 9% Senior Subordinated Notes due 2008, outstanding prior to the Effective Date, referred to as the Old Subordinated Notes, and approximately $31.6 million of professional fees incurred in conjunction with the financial restructuring activities and chapter 11 proceedings. We also recorded a net reorganization benefit related to discontinued operations of $20.3 million, net of a $0.8 million tax benefit. See Note 3—"Summary of Significant Accounting Policies" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for a reconciliation of the reorganization expenses recorded in fiscal 2003.

  •
  Pursuant to FIN 46, the Reorganized Company's balance sheets as of December 31, 2003 and 2004 include the assets and liabilities of the Premier joint venture, a variable interest entity for which we are the primary beneficiary. The creditors (or other beneficial interest holders) of Premier have no recourse to our general credit, as the primary beneficiary of Premier. See Note 3—"Summary of Significant Accounting Policies—Recent Accounting Pronouncements" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for discussion of FIN 46. The Reorganized Company early adopted FIN 46 on December 31, 2003, as early adoption of new accounting pronouncements is required by companies implementing the fresh start reporting provisions of SOP 90-7. We accounted for the joint venture under the equity method of accounting through December 31, 2003. As such, the assets and liabilities of Premier are not included in our balance sheet accounts as of the end of any of the previous periods presented.

 See Note 2—"Fresh Start Reporting" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for discussion of fresh start adjustments recorded by us.

 Net loss for fiscal 2002 included the effect of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which resulted in us recognizing an impairment loss of $207.8 million before taxes ($191.6 million after taxes), in the first quarter of fiscal 2002, recorded as a cumulative effect of a change in accounting principle, separate from operating results. Adoption of SFAS 142 also resulted in goodwill impairment charges of $415.9 million and $28.8 million in fiscal 2002 and fiscal 2003, respectively. In accordance with SFAS 142, we did not record goodwill amortization, which would have amounted to approximately $31.1 million and $31.8 million in fiscal 2002 and 2003, respectively, and $7.9 million and $7.8 million during the three months ended December 31, 2001 and 2002, respectively, had SFAS 142 not been adopted. See Note 3—"Summary of Significant Accounting Policies—Predecessor Company Goodwill" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for further discussion of the impact to us of the adoption of SFAS 142 in fiscal 2002. In addition, our capital restructuring activities and financial condition resulted in uncertainty as of September 30, 2002 as to our ability to realize our net operating loss carryforwards and other deferred tax assets. Accordingly, as of September 30, 2002, we recorded an increase to our valuation allowance of $200.5 million, resulting in a total valuation allowance covering all of our net deferred tax assets. See Note 10—"Income Taxes" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus.

 The operating results for fiscal 2001 were positively impacted by settlements of certain contract appeals related to subcontracts with respect to TRICARE. For fiscal 2001, net revenue and equity in earnings of unconsolidated subsidiaries included $30.3 million and $22.6 million, respectively, related to such settlements. For fiscal 2001, income from continuing operations and net income each included approximately $31.7 million related to the positive impact of these settlements. Additionally, in the fourth quarter of fiscal 2002, we adopted SFAS 145, which led to the reclassification of losses due to early extinguishment of debt in fiscal 2001 from extraordinary losses to losses from operations.

 Selected consolidated financial data for the years ended September 30, 2002 and December 31, 2003 and 2004 and for the three months ended December 31, 2002, and as of December 31, 2003 and 2004 presented below, have been derived from our audited annual consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus. Selected consolidated financial data for the fiscal years ended September 30, 2000 and 2001 and as of September 30, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The selected consolidated financial information as of and for the three months ended December 31, 2001 is unaudited.

 The selected consolidated financial data presented below as of March 31, 2005 and for the three months ended March 31, 2004 and 2005, are derived from our unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus. In the opinion of our management, these unaudited quarterly consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position at those dates and our results of operations for those periods. Operating results for the three month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2005 or portions of that fiscal year. You should read this information in conjunction with "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus supplement and our consolidated financial statements and the related notes contained in our quarterly and annual reports that we have filed with the SEC and incorporated by reference in the accompanying prospectus.

	Predecessor Company						Reorganized Company
	Fiscal Year Ended September 30,				Three Months Ended December 31,			Three Months Ended March 31,
				Fiscal Year Ended December 31, 2003			Fiscal Year Ended December 31, 2004
	2000	2001	2002		2001(1)	2002		2004(1)	2005(1)

	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$1,640,933	$1,755,512	$1,753,058	$1,510,746	$444,842	$445,890	$1,795,402	$440,176	$452,754
Salaries, cost of care and other operating expenses	1,442,082	1,557,042	1,585,314	1,324,886	395,093	391,433	1,567,465	393,928	392,929
Equity in earnings of unconsolidated subsidiaries	(9,792)	(36,566)	(13,006)	(6,202)	(3,177)	(2,138)	(5,277)	(1,844)	(1,449)
Depreciation and amortization	68,261	68,294	47,558	48,047	11,190	14,380	42,489	10,249	11,218
Interest expense (Contractual interest of $106,328 in fiscal 2003)	106,711	110,423	97,596	61,016	23,719	25,333	37,124	9,334	8,639
Interest income	(9,425)	(10,121)	(5,365)	(2,873)	(1,310)	(1,010)	(6,127)	(781)	(3,033)
Stock compensation expense	—	—	—	—	—	—	23,152	10,777	3,750
Reorganization benefit, net	—	—	—	(438,217)	—	—	—	—	—
Goodwill impairment charges	—	—	415,880	28,780	—	—	—	—	—
Special charges	25,398	3,340	15,729	9,528	4,485	3,907	5,038	1,908	—
Income (loss) from continuing operations before income taxes and minority interest	17,698	63,100	(390,648)	485,781	14,842	13,985	131,538	16,605	40,700
Provision for income taxes	8,994	33,732	151,609	33,813	6,086	3,129	46,584	3,568	17,064
Income (loss) from continuing operations before minority interest	8,704	29,368	(542,257)	451,968	8,756	10,856	84,954	13,037	23,636
Minority interest	114	78	47	253	16	27	333	129	68
Income (loss) from continuing operations	8,590	29,290	(542,304)	451,715	8,740	10,829	84,621	12,908	23,568
Income (loss) from discontinued operations(2)	(56,736)	4,624	4,894	(25,028)	158	803	4,781	30	48
Income (loss) on disposal of discontinued operations(2)	(17,662)	(9,359)	(92)	4,756	820	97	(1,030)	—	—
Reorganization benefit, net(2)	—	—	—	20,327	—	—	—	—	—
Income (loss) before cumulative effect of change in accounting principle	(65,808)	24,555	(537,502)	451,770	9,718	11,729	88,372	12,938	23,616
Cumulative effect of change in accounting principle(2)	—	—	(191,561)	—	(191,561)	—	—	—	—
Net income (loss)	(65,808)	24,555	(729,063)	451,770	(181,843)	11,729	88,372	12,938	23,616
Preferred dividends (Contractual dividends of $4,788 in fiscal 2003)	3,401	4,527	4,657	883	1,075	1,243	—	—	—
Amortization of redeemable preferred stock issuance costs, and other	401	522	540	172	143	136	—	—	—
Preferred stock reorganization items, net(2)	—	—	—	2,668	—	—	—	—	—
Income (loss) available to common stockholders	$(69,610)	$19,506	$(734,260)	$448,047	$(183,061)	$10,350	$88,372	$12,938	$23,616
Income (loss) per common share available to common stockholders—basic:
Income (loss) from continuing operations	$0.15	$0.72	$(15.71)	$12.69	$0.22	$0.27	$2.39	$0.37	$0.67
Income (loss) from discontinued operations	(2.32)	(0.14)	0.14	—	0.03	0.02	0.11	—	—
Cumulative effect of change in accounting principle	—	—	(5.50)	—	(5.53)	—	—	—	—
Net income (loss)	$(2.17)	$0.58	$(21.07)	$12.69	$(5.28)	$.029	$2.50	$0.37	$0.67
Income (loss) per common share available to common stockholders—diluted:
Income (loss) from continuing operations	$0.15	$0.69	$(15.71)	$10.86	$0.21	$0.26	$2.33	$0.35	$0.64
Income (loss) from discontinued operations	(2.30)	(0.13)	0.14	—	0.02	0.02	0.10	—	—
Cumulative effect of change in accounting principle	—	—	(5.50)	—	(4.55)	—	—	—	—
Net income (loss)	$(2.15)	$0.56	$(21.07)	$10.86	$(4.32)	$0.28	$2.43	$0.35	$0.64

	Predecessor Company					Reorganized Company
	As of September 30,			As of December 31,		As of December 31,
								As of March 31, 2005(1)
	2000	2001	2002	2001(1)	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Current assets	$325,532	$274,011	$283,730	$293,276	$286,131	$630,223	$540,495	$582,814
Current liabilities	475,758	430,285	1,494,412	425,182	1,477,999	523,531	382,308	377,069
Property and equipment, net	112,612	94,322	86,773	90,369	85,659	122,082	120,604	117,759
Total assets	1,809,666	1,666,705	1,004,080	1,667,730	998,917	1,292,017	1,188,338	1,204,234
Total debt and capital lease obligations	1,098,047	1,006,356	1,049,354	1,005,369	1,048,158	493,699	379,478	372,130
Stockholders' equity (deficit)	$128,464	$162,188	$(570,672)	$170,729	$(560,322)	$387,911	$497,053	$524,454

(1)
Amounts are unaudited.

(2)
Net of income taxes.

Management's discussion and analysis of financial
condition and results of operations

 The following discussion and analysis of the financial condition and results of operations of Magellan and its majority owned subsidiaries and all variable interest entities for which Magellan is the primary beneficiary should be read together with the audited annual consolidated financial statements and unaudited quarterly consolidated financial statements and the other information contained in annual and quarterly reports and other documents we have filed with the SEC and incorporated by reference in the accompanying prospectus.

Business Overview

 We coordinate and manage the delivery of behavioral healthcare treatment services. At March 31, 2005, we managed the behavioral healthcare benefits of approximately 57.7 million individuals. Within the managed behavioral healthcare business, we operate in the following four segments, based on the services we provide and/or the customers that we serve: (i) Magellan Health Plan Solutions, or Health Plan Solutions; (ii) Magellan Employer Solutions, or Employer Solutions; (iii) Magellan Public Sector Solutions or Public Sector Solutions; and (iv) Corporate and Other.

 Health Plan Solutions.    Our Health Plan Solutions segment generally reflects managed behavioral healthcare services provided under contracts with Blue Cross Blue Shield health plans and other managed care companies, health insurers and other health plans. This segment's contracts encompass both risk-based and ASO contracts. Although certain health plans provide their own managed behavioral healthcare services, many health plans "carve out" behavioral healthcare from their general healthcare services and subcontract such services to managed behavioral healthcare companies such as us. In the Health Plan Solutions segment, our members are the beneficiaries of the health plan (the employees and dependents of the customer of the health plan), for which the behavioral healthcare services have been carved out to us. Our Health Plan Solutions segment managed the behavioral health benefits of approximately 42.3 million covered lives as of March 31, 2005.

 We derived net revenue from our contract with Aetna of $250.3 million and $193.6 million, respectively, during the fiscal years ended September 30, 2002 and December 31, 2003, $78.8 million and $54.8 million during the three months ended December 31, 2001 and 2002, respectively, $228.1 million during the fiscal year ended December 31, 2004 and $55.8 million and $62.0 million, respectively, during the three-month periods ended March 31, 2004 and 2005. The declines in Aetna net revenue of $56.7 million in fiscal 2003 compared to fiscal 2002, and of $24.0 million for the three months ended December 31, 2002 as compared to the three months ended December 31, 2001, were mainly due to decreased membership as a result of Aetna intentionally reducing its membership levels in an effort to exit less profitable businesses. The Aetna contract will terminate on December 31, 2005.

 In addition, we are party to several contracts with entities that are now controlled by WellPoint that represent a significant concentration of business for us. Total net revenue from such contracts totaled $133.1 million during the year ended December 31, 2004 and $31.4 million and $33.9 million during the three-month periods ended March 31, 2004 and 2005, respectively. One such contract, which generated net revenue of $95.0 million during the year ended December 31, 2004 and $24.4 million during the three-month period ended March 31, 2005, extends through December 31, 2005. A second contract with an entity controlled by WellPoint, which generated net revenue of $25.7 million during the year ended December 31, 2004 and $6.7 million for the three-month period ended March 31, 2005, extends through September 30, 2005 and we have recently been notified by the customer that it does not intend to renew this contract beyond such date.

 Employer Solutions.    Our Employer Solutions segment generally reflects the provision of EAP services, managed behavioral healthcare services and integrated products under contracts with employers, including corporations and governmental agencies, and labor unions. This segment's managed behavioral healthcare services are primarily ASO products. Our Employer Solutions Segment provided these services for approximately 13.4 million covered lives as of March 31, 2005.

 Public Sector Solutions.    Our Public Sector Solutions segment generally reflects managed behavioral healthcare services provided to Medicaid recipients under contracts with state and local governmental agencies. This segment's contracts encompass both risk-based and ASO contracts.

 We provide managed behavioral healthcare services to the State of Tennessee's TennCare program, both through a direct contract held by our wholly owned subsidiary TBH, and through a contract held by Premier, a joint venture in which we own a 50.0 percent interest. In addition, we contract with Premier to provide certain services to the joint venture. Through fiscal 2003, we accounted for our investment in Premier using the equity method. Effective December 31, 2003, we early adopted FIN 46, under which the Reorganized Company has consolidated the balance sheet of Premier in its consolidated balance sheet as of December 31, 2003. Beginning in fiscal 2004, we have consolidated the results of operations of Premier, including net revenue and cost of care of the joint venture, in our consolidated statement of operations. The consolidation of Premier does not affect our net income, as we record minority interest for the other party's interest in Premier. The creditors (or other beneficial interest holders) of Premier have no recourse to our general credit as the primary beneficiary of Premier. See further discussion of FIN 46 in "—Recent Accounting Pronouncements."

 Our direct TennCare contract (exclusive of Premier's contract with TennCare) accounted for approximately $237.5 million and $157.3 million of consolidated net revenue in the fiscal years ended September 30, 2002 and December 31, 2003, respectively, and approximately $60.0 million and $63.0 million of consolidated net revenue for the three months ended December 31, 2001 and 2002, respectively. These net revenue amounts include net revenue recognized by us associated with services performed on behalf of Premier totaling $134.9 million and $39.8 million for fiscal years ended September 30, 2002 and December 31, 2003, respectively, and $33.6 million and $34.6 million for the three months ended December 31, 2001 and 2002, respectively. The decline in net revenue from fiscal 2002 to fiscal 2003 associated with the TennCare program was primarily the result of the reduction in net revenue associated with services no longer performed on behalf of Premier due to a program change, which reduction was partially offset by increases in rates. As previously noted, we started consolidating Premier in accordance with FIN 46 as of December 31, 2003. We recorded $253.0 million, $103.7 million and $113.2 million of net revenue from the TBH and Premier TennCare contracts during the fiscal year ended December 31, 2004 and the three months ended March 31, 2004 and 2005, respectively.

 In September 2003, the State of Tennessee divided the TennCare program into three regions. Our contract for the East region has a term through December 31, 2005, with extensions at the State's option through December 31, 2008. Our contracts for the Middle and West regions have terms through December 31, 2005.

 On January 10, 2005, the Governor of Tennessee stated that, because of the increased costs of the TennCare program, the State will cease providing coverage to approximately 323,000 adults (which represents approximately one-fourth of total TennCare membership) who do not qualify for Medicaid, and will limit benefits to be delivered under the TennCare program. Certain advocacy groups are attempting to prevent the Governor from implementing any membership and benefits reductions. Representatives of the State of Tennessee have publicly indicated that they intend to phase-in the membership reductions as early as July 1, 2005. A reduction in membership would, and benefit changes could, adversely affect our net revenue and profitability. We do not yet know which members would be eliminated from the program, and because capitation rates for TennCare members vary depending upon the level of benefits received by such members, we cannot estimate the impact of the proposed membership reductions. Further, we do not yet know the actual timing of the phased-in membership reductions, the benefit changes being proposed or the timing of those changes, and as such, we cannot estimate the impact of these potential developments at this time.

 Our Public Sector Solutions segment derives a significant portion of our net revenue from contracts with various counties in the state of Pennsylvania, referred to as the Pennsylvania Counties. Although these are separate contracts with individual counties, they all pertain to the Pennsylvania Medicaid program. Net revenue from the Pennsylvania Counties in the aggregate totaled approximately $181.9 million and $189.6 million in the fiscal years ended September 30, 2002 and December 31, 2003, respectively, and approximately $36.0 million and $56.2 million for the three months ended December 31, 2001 and 2002, respectively. Our contract with one of the counties was terminated at December 31, 2003. Net revenue related to this particular county totaled approximately $22.8 million and $24.0 million in the fiscal years ended September 30, 2002 and December 31, 2003, respectively, and approximately $5.1 million and $6.4 million for the three months ended December 31, 2001 and 2002, respectively. Net revenue from the Pennsylvania Counties in the aggregate totaled approximately $187.7 million, $43.9 million and $51.5 million in the fiscal year ended December 31, 2004 and the three months ended March 31, 2004 and 2005, respectively.

 Risk contracts in the Public Sector Solutions segment generally have higher per member premiums, cost and (to some degree) more volatility than risk contracts in either the Health Plan Solutions and Employer Solutions segments due to the nature of populations, benefits provided and other matters. See "Risk factors—Risks related to our business and industry—Dependence on Government Spending for Managed Healthcare—We can be adversely affected by changes in federal, state and local healthcare policies," "—Possible Impact of Healthcare Reform—Healthcare reform can significantly reduce our net revenue or profitability" and "—Government Regulation—We are subject to substantial government regulation and scrutiny, which increase our costs of doing business and could adversely affect our profitability." Our Public Sector Solutions segment managed the behavioral health benefits of approximately 2.0 million covered lives as of March 31, 2005.

 Corporate and Other.    This segment is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal. Discontinued operations activity is not included in the Corporate and Other segment operating results. In the quarter ended September 30, 2004, we reclassified certain expenses from our Corporate and Other segment to our other segments, as discussed in Note 16—"Business Segment Information" to the audited annual consolidated financial statements and Note I—"Business Segment Information" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus.

Critical Accounting Policies and Estimates

 The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates. We consider the following to be our critical accounting policies and estimates:

 Fresh Start Reporting.    In connection with the consummation of the Plan of Reorganization, we adopted the "fresh start reporting" provisions of SOP 90-7, with respect to our financial reports, which required us to restate our assets and liabilities to their fair values based upon the provisions of the Plan of Reorganization and certain valuations which we made in connection with the implementation of the Plan of Reorganization. We were required to apply the fresh start provisions of SOP 90-7 to our financial statements, because we had concluded that (a) the reorganization value of the assets of the emerging entity immediately before the date of confirmation was less than the total of all post-petition liabilities and allowed claims, and (b) the holders our existing voting shares immediately before confirmation (i.e., the holders of shares of Magellan's pre-petition common stock that were issued and outstanding prior to the commencement of the chapter 11 proceedings) received less than 50.0 percent of the voting shares of the emerging entity. SOP 90-7 sets forth the principles regarding the date at which a company that has emerged from a chapter 11 proceeding should apply fresh start reporting to account for the effects of the Plan of Reorganization. Under SOP 90-7, application of fresh start reporting is permitted as early as the date on which the Plan of Reorganization is confirmed by the bankruptcy court, but SOP 90-7 further provides that fresh start reporting is not applied until all material conditions are satisfied. All material conditions to the Plan of Reorganization were satisfied as of December 29, 2003, referred to as the Material Conditions Date. Due to the proximity of the Material Conditions Date to year end and the immateriality of the results of operations for the intervening two day period through December 31, 2003, we applied fresh start reporting as if the material conditions were satisfied as of December 31, 2003. All adjustments and reorganization expenses as a result of the application of fresh start reporting are reflected in the audited annual consolidated financial statements as of and for the year ended December 31, 2003 incorporated by reference in the accompanying prospectus. See Note 2—"Fresh Start Reporting" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for adjustments we recorded pursuant to the application of SOP 90-7.

 Upon adoption of fresh start reporting as of December 31, 2003, we created, in substance, per SOP 90-7, a new reporting entity. The Reorganized Company has adopted the same accounting policies as the Predecessor Company with the exception of the date on which the Reorganized Company performs its annual goodwill impairment test under SFAS No. 142. The Reorganized Company performed its annual impairment test on October 1, as opposed to September 1.

 As a result of the application of the fresh start reporting provision of SOP 90-7, our consolidated balance sheets prior to December 31, 2003 are not comparable with the consolidated balance sheet as of, and subsequent to, December 31, 2003. All balance sheet data as of, and subsequent to December 31, 2003 represents balances of the Reorganized Company, and all balance sheet data prior to December 31, 2003 represents balances of the Predecessor Company. Statement of operations and statement of cash flows data for all periods prior to January 1, 2004 represents the results of the Predecessor Company. Accordingly, all references to us with respect to disclosures of amounts recorded (i) through or prior to December 31, 2003 in relation to statement of operations or cash flow items; and (ii) prior to December 31, 2003 in relation to balance sheet items, relate to the Predecessor Company. All references to us with respect to disclosures of amounts recorded or to be recorded (i) after December 31, 2003 in relation to statement of operations or cash flow items; and (ii) on or after December 31, 2003 in relation to balance sheet items, relate to the Reorganized Company.

 Managed Care Revenue.    Managed care revenue is recognized over the applicable coverage period on a per member basis for covered members. Managed care risk revenues earned for the fiscal years ended September 30, 2002 and December 31, 2003 approximated $1,537.9 million and $1,292.5 million, respectively and managed care risk revenues for the three months ended December 31, 2001 and 2002 were approximately $390.3 million and $388.7 million, respectively. Managed care risk revenues earned for the fiscal year ended December 31, 2004 and the three months ended March 31, 2004 and 2005 approximated $1,583.9 million, $386.3 million and $402.3 million, respectively.

 Performance-Based Revenue.    We have the ability to earn performance-based revenue under certain risk and non-risk contracts. Performance-based revenue generally is based on either our ability to manage care for our clients below specified targets, or on other operating metrics. For each such contract, we estimate and record performance-based revenue after considering the relevant contractual terms and the data available for the performance-based revenue calculation. Pro-rata performance based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts. We recognized performance revenue of approximately $13.0 million and $7.7 million in the fiscal years ended September 30, 2002 and December 31, 2003, respectively and $3.4 million and $1.0 million for the three months ended December 31, 2001 and 2002, respectively. We recognized performance revenue of approximately $9.7 million, $0.9 million and $2.7 million in the fiscal year ended December 31, 2004 and the three months ended March 31, 2004 and 2005, respectively.

 Cost of Care and Medical Claims Payable.    Cost of care is recognized in the period in which members received behavioral health services. In addition to actual benefits paid, cost of care includes the impact of accruals for estimates of medical claims payable. Medical claims payable represents the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported, or IBNR, related to our managed healthcare business. The IBNR portion of medical claims payable is estimated based on past claims payment experience for member groups, enrollment data, utilization statistics, authorized healthcare services and other factors. This data is incorporated into contract specific actuarial reserve models. Although considerable variability is inherent in such estimates, management believes the liability for medical claims payable is adequate. Medical claims payable balances are continually monitored and reviewed. Changes in assumptions for cost of care caused by changes in actual experience could cause these estimates to change in the near term. We believe that the amount of medical claims payable is adequate to cover our ultimate liability for unpaid claims as of December 31, 2004 and March 31, 2005. However, actual claims payments and other items may differ from established estimates.

 The following table presents the components of the change in medical claims payable for the years ended December 31, 2003 and 2004 (in thousands):

	2003	2004

Medical claims payable, beginning of period	$205,331	$177,141
Cost of care:
Current year	918,358	1,197,658
Prior years	(11,874)	(7,064)

Total reported cost of care	906,484	1,190,594
Claim payments:
Payments for current year	765,872	1,021,209
Payments for prior years	168,802	151,888

Total claim payments	934,674	1,173,097

Medical claims payable, end of period	$177,141	$194,638

 Long-lived Assets.    Long-lived assets, including property and equipment and intangible assets to be held and used, are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which superseded SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). Pursuant to this guidance, impairment is determined by comparing the carrying value of these long-lived assets to management's best estimate of the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The cash flow projections used to make this assessment are consistent with the cash flow projections that management uses internally in making key decisions. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or the discounted present value of expected future cash flows.

 Goodwill.    Goodwill is accounted for in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but rather is tested for impairment based upon fair values at least on an annual basis. In accordance with SFAS 142, the book value of goodwill is assigned our reporting units. See Note 3—"Summary of Significant Accounting Policies" to the audited annual consolidated financial statements and Note A—"General—Summary of Significant Accounting Policies" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus.

 Deferred Taxes.    We file a consolidated federal income tax return for Magellan and our eighty percent or more owned consolidated subsidiaries. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." We estimate income taxes for each of the jurisdictions in which we operate. This process involves estimating current tax exposures together with assessing temporary differences resulting from differing treatment of items for tax and book purposes. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. We then assess the likelihood that the deferred tax assets will be recovered from the reversal of temporary timing differences and future taxable income, and to the extent we cannot conclude that recovery is more likely than not, we establish a valuation allowance. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

 For federal income tax purposes, the emergence from bankruptcy, including the cancellation of indebtedness event occurred on January 5, 2004 and the actual attribute reduction calculation as set forth under Internal Revenue Code Section 108 occurred at or immediately after December 31, 2004 (the taxable year of discharge), and generally after determining the income tax liability for 2004. We changed our income tax reporting year to a calendar year basis in conformity with our financial reporting year effective December 31, 2003.

 After consideration of the effect of bankruptcy emergence, including the effect of cancellation of indebtedness income and the related attribute reduction effects as provided under Internal Revenue Code Section 108, we estimate that we have reportable net operating loss carryforwards, or NOLs, as of December 31, 2004 of approximately $525 million available to reduce future federal taxable income. These estimated NOLs expire in 2009 through 2020 and are subject to examination and adjustment by the Internal Revenue Service. In accordance with SOP 90-7, subsequent (post-bankruptcy) utilization by us of NOLs which existed at January 5, 2004 will be accounted for as reductions to goodwill and therefore, will only benefit cash flows due to reduced tax payments and will not benefit our tax provision for income taxes.

 Valuation allowances on deferred tax assets (including NOLs) are estimated based on our assessment of the realizability of these amounts. Our history of recent operating losses (prior to reorganization benefits) and financial restructuring activities and the lack of substantial history of profitable operations subsequent to our emergence from bankruptcy have created uncertainty as to our ability to realize our NOLs and other deferred tax assets. Accordingly, we had a valuation allowance covering all of our net deferred tax assets as of December 31, 2003 and substantially all of our net deferred tax assets at December 31, 2004 and March 31, 2005. As of December 31, 2004 and March 31, 2005, net deferred tax assets, after reduction for valuation allowance, represent our estimate of those net deferred tax assets which are more likely than not to be realizable.

 In addition, our utilization of NOLs became subject to limitation under Internal Revenue Code Section 382 upon emergence from bankruptcy, which affects the timing of the use of NOLs. At this time, we do not believe these limitations will cause us to be unable to use any NOLs before they expire. Furthermore, as of December 31, 2003, we had tax contingencies which created an uncertainty as to our ability to realize our NOLs. In addition to recording a full valuation allowance against all NOLs, we recorded this contingent liability of $23.2 million for taxes payable. During fiscal 2004, we received favorable guidance from the Internal Revenue Service which resolved this contingency, resulting in the reversal of the related liability and a reduction to goodwill (in accordance with SOP 90-7). See "Risk factors—Risks related to our business and industry—Certain future changes in the composition of our stockholder population could, in certain circumstances, limit our ability to use our tax net operating losses."

 We recognized tax expense attributable to estimated, current taxable income for the three months ended December 31, 2002 and for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005 due to the uncertainty as to our ability to realize deferred tax assets based on our history of recent operating losses (prior to reorganization benefits) and financial restructuring activities and the lack of sufficient history of profitable operations subsequent to our emergence from bankruptcy.

Emergence from Chapter 11

 On the Effective Date, Magellan and 88 of its subsidiaries consummated the Plan of Reorganization under chapter 11 of title 11 of the Bankruptcy Code.

 All distributions required by the Plan of Reorganization were made as of the Effective Date except for distributions related to disputed claims for certain general unsecured creditor claims, referred to as Other GUCs, for which distributions were made subsequent to the Effective Date periodically as such disputed claims were settled. As of May 1, 2005, the total amount of outstanding, disputed claims for Other GUCs was $4.0 million, referred to as the Disputed Claims. We do not believe that it is probable that any liability for the Disputed Claims will be incurred, and thus no liability has been recorded for the Disputed Claims as of March 31, 2005. Nonetheless, we have withheld from distribution 93,128 shares of Ordinary Common Stock which will be distributed in accordance with the terms of the Plan of Reorganization upon the final resolution of the Disputed Claims. If the Disputed Claims were to be settled for the full amount of $4.0 million, then the amount of additional consideration that we would be required to issue to the individual claimants that filed the Disputed Claims is cash of $0.2 million and Series B Notes of $1.0 million.

Results of Operations

 We evaluate performance of our segments based on profit or loss from continuing operations before depreciation and amortization, interest expense, interest income, stock compensation expense, reorganization benefit, net, goodwill impairment charges, special charges, income taxes and minority interest, which we refer to as Segment Profit. Management uses Segment Profit information for internal reporting and control purposes and considers it important in making decisions regarding the allocation of capital and other resources, risk assessment and employee compensation among other matters. See Note 16—"Business Segment Information" to the audited annual consolidated financial statements and Note I—"Business Segment Information" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus. Our behavioral customer segments are defined below. In certain limited cases, customer contracts that would otherwise meet the definition of one segment are managed and reported internally in another segment, in which cases the membership and financial results of such contracts are reflected in the segment in which it is managed and reported internally. During the quarter ended September 30, 2004, our internal reporting of certain operational and corporate support costs, such as claims administration and network services, changed to allocate such costs from the Corporate and Other segment to the Health Plan Solutions, Employer Solutions and Public Sector Solutions segments. Accordingly, we have reclassified the financial results for all prior periods to allocate such costs into the corresponding segments consistent with our internal reporting. All periods presented were adjusted to conform with the fiscal 2004 reclassification. This reclassification does not affect consolidated financial results for any of the periods presented. For comparative purposes, we have presented results of operations below for the twelve month period ended December 31, 2002, which information is unaudited.

 The table below summarizes, for the periods indicated, operating results and other financial information, by business segment (in thousands). Given our change in year end during fiscal year 2003, we believe the period comparisons below present the most useful comparison for readers:

	Predecessor Company
	Health Plan Solutions	Employer Solutions	Public Sector Solutions	Corporate and Other	Consolidated

Fiscal Year Ended September 30, 2002
Net revenue	$1,013,033	$188,703	$551,322	$—	$1,753,058
Cost of care	596,811	72,446	456,497	—	1,125,754
Direct service costs	226,141	85,799	53,256	—	365,196
Other operating expenses	—	—	—	94,364	94,364
Equity in (earnings) loss of unconsolidated subsidiaries	(15,537)	—	2,531	—	(13,006)

Segment profit (loss)	$205,618	$30,458	$39,038	$(94,364)	$180,750

Twelve Months Ended December 31, 2002(1)(2)
Net revenue	$988,465	$189,533	$576,108	$—	$1,754,106
Cost of care	581,882	72,352	477,559	—	1,131,793
Direct service costs	212,070	84,409	54,664	—	351,143
Other operating expenses	—	—	—	98,718	98,718
Equity in (earnings) loss of unconsolidated subsidiaries	(13,699)	—	1,732	—	(11,967)

Segment profit (loss)	$208,212	$32,772	$42,153	$(98,718)	$184,419

Fiscal Year Ended December 31, 2003
Net revenue	$870,540	$159,034	$481,172	$—	$1,510,746
Cost of care	464,128	44,858	397,498	—	906,484
Direct service costs	180,336	79,071	40,466	—	299,873
Other operating expenses	—	—	—	118,529	118,529
Equity in (earnings) loss of unconsolidated subsidiaries	(6,560)	—	358	—	(6,202)

Segment profit (loss)	$232,636	$35,105	$42,850	$(118,529)	$192,062

	Reorganized Company
	Health Plan Solutions	Employer Solutions	Public Sector Solutions	Corporate and Other	Consolidated

Fiscal Year Ended December 31, 2004
Net revenue	$904,872	$135,676	$754,854	$—	$1,795,402
Cost of care	484,047	37,168	669,379	—	1,190,594
Direct service costs	170,131	66,294	40,528	—	276,953
Other operating expenses	—	—	—	99,918	99,918
Equity in earnings of unconsolidated subsidiaries	(5,277)	—	—	—	(5,277)

Segment profit (loss)	$255,971	$32,214	$44,947	$(99,918)	233,214

Three Months Ended March 31, 2004(2)(3)
Net revenue	$223,139	$35,269	$181,768	$—	$440,176
Cost of care	123,010	10,227	160,967	—	294,204
Direct service costs	44,372	18,192	10,273	—	72,837
Other operating expenses	—	—	—	26,887	26,887
Equity in earnings of unconsolidated subsidiaries	(1,844)	—	—	—	(1,844)

Segment profit (loss)	$57,601	$6,850	$10,528	$(26,887)	$48,092

Three Months Ended March 31, 2005(2)
Net revenue	$224,902	$31,660	$196,192	$—	$452,754
Cost of care	121,728	7,860	174,620	—	304,208
Direct service costs	39,582	15,705	7,587	—	62,874
Other operating expenses	—	—	—	25,847	25,847
Equity in earnings of unconsolidated subsidiaries	(1,449)	—	—	—	(1,449)

Segment profit (loss)	$65,041	$8,095	$13,985	$(25,847)	$61,274

(1)
The results of operations for the twelve months ended December 31, 2002 represent the amalgamation of the results of operations for the nine-month period ended September 30, 2002 (unaudited) and the three month period ended December 31, 2002 (audited) previously reported in our Form 10-Q for the quarterly period ended September 30, 2003 filed with the SEC on November 19, 2003 and the Transition Report on Form 10-K for the transition period from October 1, 2002 to December 31, 2002 filed with the SEC on August 12, 2003, respectively.

(2)
Amounts are unaudited.

(3)
The segment financial information disclosed for the three months ended March 31, 2004 in the tables above is different than that which was previously reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, due to certain reclassifications between segments. See Note I—"Business Segment Information" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus for further discussion of the segment reclassifications.

 The following table reconciles Segment Profit as calculated in the table above to consolidated net income (loss) (in thousands):

	Predecessor Company			Reorganized Company
					Three Months Ended March 31,
	Fiscal Year Ended September 30, 2002	Twelve Months Ended December 31, 2002(2)(3)	Fiscal Year Ended December 31, 2003	Fiscal Year Ended December 31, 2004
					2004(2)	2005(2)

Segment profit	$180,750	$184,419	$192,062	$233,214	$48,092	$61,274
Depreciation and amortization	47,558	50,748	48,047	42,489	10,249	11,218
Interest expense	97,596	99,210	61,016	37,124	9,334	8,639
Interest income	(5,365)	(5,065)	(2,873)	(6,127)	(781)	(3,033)
Reorganization benefit, (net)	—	—	(438,217)	—	—	—
Stock compensation expense	—	—	—	23,152	10,777	3,750
Special charges	15,729	15,151	9,528	5,038	1,908	—
Goodwill impairment charges	415,880	415,880	28,780	—	—	—

Income (loss) from continuing operations before provision for income taxes and minority interest	(390,648)	(391,505)	485,781	131,538	16,605	40,700
Provision for income taxes	151,609	148,652	33,813	46,584	3,568	17,064

Income (loss) from continuing operations before minority interest	(542,257)	(540,157)	451,968	84,954	13,037	23,636
Minority interest	47	58	253	333	129	68

Income (loss) from continuing operations	(542,304)	(540,215)	451,715	84,621	12,908	23,568
Discontinued operations:
Income (loss) from discontinued operations(1)	4,894	5,539	(25,028)	4,781	30	48
Income (loss) on disposal of discontinued operations(1)	(92)	(815)	4,756	(1,030)	—	—
Reorganization benefit, (net)(1)	—	—	20,327	—	—	—

	4,802	4,724	55	3,751	30	48

Income (loss) before cumulative effect of change in accounting principle	(537,502)	(535,491)	451,770	88,372	12,938	23,616
Cumulative effect of change in accounting principle(1)	(191,561)	—	—	—	—	—

Net income (loss)	$(729,063)	$(535,491)	$451,770	$88,372	$12,938	$23,616

(1)
Net of related income taxes.

(2)
Amounts are unaudited.

(3)
The results of operations for the twelve months ended December 31, 2002 represent the amalgamation of the results of operations for the nine-month period ended September 30, 2002 (unaudited) and the three month period ended December 31, 2002 (audited) previously reported in our Form 10-Q for the quarterly period ended September 30, 2003 filed with the SEC on November 19, 2003 and the Transition Report on Form 10-K for the transition period from October 1, 2002 to December 31, 2002 filed with the SEC on August 12, 2003, respectively.

    The following two tables reconcile the results of operations for the twelve months ended December 31, 2002 to the amounts reported in our previous filings, as noted above (in thousands):

	Predecessor Company
	Health Plan Solutions	Employer Solutions	Public Sector Solutions	Corporate and Other	Consolidated

Net Revenue
Nine months ended September 30, 2002 (unaudited)	$742,884	$142,833	$422,499	$—	$1,308,216
Three months ended December 31, 2002	245,581	46,700	153,609	—	445,890

Twelve Months ended December 31, 2002 (unaudited)	$988,465	$189,533	$576,108	$—	$1,754,106

Cost of Care
Nine months ended September 30, 2002 (unaudited)	$444,381	$54,984	$350,718	$—	$850,083
Three months ended December 31, 2002	137,501	17,368	126,841	—	281,710

Twelve Months ended December 31, 2002 (unaudited)	$581,882	$72,352	$477,559	$—	$1,131,793

Direct Service Costs
Nine months ended September 30, 2002 (unaudited)	$164,731	$63,801	$40,287	$—	$268,819
Three months ended December 31, 2002	47,339	20,608	14,377	—	82,324

Twelve Months ended December 31, 2002 (unaudited)	$212,070	$84,409	$54,664	$—	351,143

Other Operating Expenses
Nine months ended September 30, 2002 (unaudited)	$—	$—	$—	$71,319	$71,319
Three months ended December 31, 2002	—	—	—	27,399	27,399

Twelve Months ended December 31, 2002 (unaudited)	$—	$—	$—	$98,718	$98,718

Equity in (Earnings) Loss of Unconsolidated Subsidiaries
Nine months ended September 30, 2002 (unaudited)	$(11,706)	$—	$1,877	$—	$(9,829)
Three months ended December 31, 2002	(1,993)	—	(145)	—	(2,138)

Twelve Months ended December 31, 2002 (unaudited)	$(13,699)	$—	$1,732	$—	$(11,967)

Segment Profit (Loss)
Nine months ended September 30, 2002 (unaudited)	$145,478	$24,048	$29,617	$(71,319)	$127,824
Three months ended December 31, 2002	62,734	8,724	12,536	(27,399)	56,595

Twelve Months ended December 31, 2002 (unaudited)	$208,212	$32,772	$42,153	$(98,718)	$184,419

	Predecessor Company
	Nine Months Ended September 30, 2002(1)	Three Months Ended December 31, 2002	Twelve Months Ended December 31, 2002(1)

Depreciation and amortization	$36,368	$14,380	$50,748
Interest expense	73,877	25,333	99,210
Interest income	(4,055)	(1,010)	(5,065)
Special charges	11,244	3,907	15,151
Goodwill impairment charges	415,880	—	415,880
Provision for income taxes	145,523	3,129	148,652
Minority interest	31	27	58
Income from discontinued operations, net	4,736	803	5,539
Income (loss) on disposal of discontinued operations, net	(912)	97	(815)

  (1)
  Amounts are unaudited.

 Quarter ended March 31, 2005 ("Current Year Quarter"), compared to the quarter ended March 31, 2004 ("Prior Year Quarter")

Health Plan Solutions

Net Revenue

 Net revenue related to the Health Plan Solutions segment increased by 0.8 percent or $1.8 million from the Prior Year Quarter to the Current Year Quarter. The increase in net revenue is mainly due to net favorable rate changes of $10.2 million, increased membership from existing customers of $4.7 million, favorable performance revenue due to timing of $1.8 million, and other net changes totaling $0.6 million, which increases were partially offset by decreases due to terminated contracts of $15.5 million.

Cost of Care

 Cost of care decreased by 1.0 percent or $1.3 million from the Prior Year Quarter to the Current Year Quarter. The decrease in cost of care is primarily due to terminated contracts of $10.0 million, and favorable prior period medical claims development recorded in the Current Year Quarter of $1.7 million, which decreases were offset by net increased membership from existing customers of $1.4 million, favorable prior period medical claims development recorded in the Prior Year Quarter of $2.3 million, and estimated higher costs due to care trends and other net changes of $6.7 million. Cost of care decreased as a percentage of risk revenue from 69.0 percent in the Prior Year Quarter to 67.9 percent in the Current Year Quarter, mainly due to the net favorable performance revenue and rate changes discussed above, as well as changes in business mix.

Direct Service Costs

 Direct service costs decreased by 10.8 percent or $4.8 million from the Prior Year Quarter to the Current Year Quarter. The decrease in direct service costs is primarily due to the effect of cost reduction efforts undertaken by us in 2004. Direct service costs decreased as a percentage of net revenue from 19.9 percent in the Prior Year Quarter to 17.6 percent for the Current Year Quarter. The decrease in the percentage of direct service costs in relationship to net revenue is mainly due to the aforementioned cost reduction efforts undertaken by us.

Equity in Earnings of Unconsolidated Subsidiaries

 Equity in earnings of unconsolidated subsidiaries decreased 21.4 percent or $0.4 million from the Prior Year Quarter to the Current Year Quarter. The decrease relates to a decrease in equity in earnings related to our investment in Royal Health Care, LLC, or Royal, mainly due to a decrease in Royal's rates with its customers.

Employer Solutions

Net Revenue

 Net revenue related to the Employer Solutions segment decreased by 10.2 percent or $3.6 million from the Prior Year Quarter to the Current Year Quarter. The decrease in net revenue is mainly due to terminated contracts of $4.0 million, and other net unfavorable changes of $1.3 million (mainly due to rates and program changes), which decreases were partially offset by net revenue from new customers of $1.7 million.

Cost of Care

 Cost of care decreased by 23.1 percent or $2.4 million from the Prior Year Quarter to the Current Year Quarter. The decrease in cost of care is mainly due to terminated contracts of $1.2 million, and favorable care trends and other net variances of $1.4 million, which decreases were partially offset by care costs related to new customers of $0.2 million. Cost of care decreased as a percentage of risk revenue from 32.6 percent in the Prior Year Quarter to 28.2 percent in the Current Year Quarter, mainly due to favorable care trends and changes in business mix.

Direct Service Costs

 Direct service costs decreased by 13.7 percent or $2.5 million from the Prior Year Quarter to the Current Year Quarter. The decrease in direct service costs is mainly due to lower costs required to support our decrease in net membership and due to the effect of cost reduction efforts undertaken by us in 2004. Direct service costs decreased as a percentage of net revenue from 51.6 percent for the Prior Year Quarter to 49.6 percent for the Current Year Quarter, mainly due to the aforementioned cost reduction efforts undertaken by us.

Public Sector Solutions

Net Revenue

 Net revenue related to the Public Sector Solutions segment increased by 7.9 percent or $14.4 million from the Prior Year Quarter to the Current Year Quarter. This increase is primarily due to net increased membership from existing customers of $13.8 million, net favorable rate changes of $1.4 million, retroactive rate and membership adjustments of $1.2 million, and other net increases of $1.9 million, which increases were partially offset by terminated contracts of $3.9 million.

Cost of Care

 Cost of care increased by 8.5 percent or $13.7 million from the Prior Year Quarter to the Current Year Quarter. This increase is due to net increased membership from existing customers of $12.1 million, retroactive rate and membership adjustments of $0.9 million, and care trends and other net changes of $0.7 million. Cost of care decreased as a percentage of risk revenue from 91.1 percent in the Prior Year Quarter to 89.4 percent in the Current Year Quarter mainly due to favorable rate changes and other favorable revenue increases.

Direct Service Costs

 Direct service costs decreased by 26.1 percent or $2.7 million from the Prior Year Quarter to the Current Year Quarter. The decrease in direct service costs was primarily due to terminated contracts of $2.0 million and other net decreases of $0.7 million. As a percentage of net revenue, direct service costs decreased from 5.7 percent in the Prior Year Quarter to 3.9 percent in the Current Year Quarter, due to changes in business mix.

Corporate and Other

Other Operating Expenses

 Other operating expenses related to the Corporate and Other Segment decreased by 3.9 percent or $1.0 million from the Prior Year Quarter to the Current Year Quarter. The decrease is mainly due to favorable current year trends in benefit costs of $1.2 million, offset by other net unfavorable variances of $0.2 million. As a percentage of total net revenue, other operating expenses decreased from 6.1 percent for the Prior Year Quarter to 5.7 percent for the Current Year Quarter primarily due to the increase in net revenue in the Current Year Quarter related to the increased membership in the Public Solutions segment (as described above) and the decrease in other operating expenses.

Depreciation and Amortization

 Depreciation and amortization expense increased by 9.5 percent or $1.0 million from the Prior Year Quarter to the Current Year Quarter, due to capital acquisitions subsequent to the Prior Year Quarter.

Interest Expense

 Interest expense decreased by 7.4 percent or $0.7 million from the Prior Year Quarter to the Current Year Quarter, mainly due to a reduction of the annual interest rate on borrowings under the Credit Agreement by 1.25 percent in October 2004, as well as by a reduction of the amount of the letter of credit facility in September 2004.

Interest Income

 Interest income increased by $2.3 million from the Prior Year Quarter to the Current Year Quarter, mainly due to an increase in total invested balances, as well as an increase in the amount of investments with longer maturities which have a higher yield.

Other Items

 We recorded approximately $10.8 million and $3.8 million of stock compensation expense in the Prior Year Quarter and Current Year Quarter, respectively, related to common stock and stock options granted to management. See discussion of stock compensation expense in "—Outlook—Results of Operations" below.

 We recorded special charges of $1.9 million in the Prior Year Quarter. The special charges primarily consist of employee severance and termination benefits and lease termination costs related to restructuring plans that have resulted in the elimination of certain positions and the closure of certain offices. See Note H—"Special Charges" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus for further discussion.

Income Taxes

 Our effective income tax rate was 41.9 percent in the Current Year Quarter and was 21.5 percent in the Prior Year Quarter. We record taxes based on estimated current taxable income due to the uncertainty as to our ability to realize deferred tax assets based on our history of recent operating losses (prior to reorganization benefits) and financial restructuring activities and the lack of a sufficient history of profitable operations subsequent to our emergence from bankruptcy. In accordance with SOP 90-7, subsequent (post-bankruptcy) utilization of NOLs which existed at January 5, 2004 will be accounted for as reductions to goodwill and therefore, will only benefit cash flows due to reduced tax payments and will not benefit our tax provision for income taxes.

 The Current Year Quarter effective rate varied from federal statutory rates due primarily to the inclusion of state taxes on current year income. The Prior Year Quarter effective rate varied substantially from federal statutory rates due primarily to certain transactions which occurred pursuant to the Plan of Reorganization, as consummated on the Effective Date, which reduced taxable income for 2004 but reduced book income in 2003 under SOP 90-7.

Discontinued Operations

 The following table summarizes, for the periods indicated, income (loss) from discontinued operations, net of tax (in thousands):

	Three Months Ended March 31,
	2004(1)	2005(1)

Healthcare provider and franchising segments	$(11)	$(72)
Specialty managed healthcare segment	41	(5)
Human services segment	—	125

	$30	$48

(1)
Amounts are unaudited.

 The income from the discontinued operations in the Prior Year Quarter and Current Year Quarter mainly represents a change in estimated reserves for various accrued liabilities.

 Reorganized Company year ended December 31, 2004 ("Current Year"), compared to the Predecessor Company year ended December 31, 2003 ("Prior Year")

Health Plan Solutions

Net Revenue

 Net revenue related to the Health Plan Solutions segment increased by 3.9 percent or $34.3 million from the Prior Year to the Current Year. The increase in net revenue is mainly due to favorable rate changes of $41.3 million, net increased membership from existing customers of $40.0 million, favorable contractual settlements with customers in the Current Year related to prior periods of $5.5 million, and other net changes totaling $8.5 million, which increases were partially offset by decreases due to terminated contracts of $61.0 million.

Cost of Care

 Cost of care increased by 4.3 percent or $19.9 million from the Prior Year to the Current Year. The increase in cost of care is primarily due to net increased membership from existing and new customers of $20.7 million, favorable medical claims development related to prior periods recorded in the Prior Year of $11.4 million, and higher costs due to care trends and other net variances of $28.2 million, which increases were partially offset by terminated contracts of $27.9 million and favorable medical claims development related to prior periods recorded in the Current Year of $7.1 million ($5.4 million of which relates to the Prior Year). Cost of care decreased as a percentage of risk revenue from 68.2 percent in the Prior Year to 66.8 percent in the Current Year, mainly due to increased net revenue from favorable rate changes on risk membership and the net impact of medical claims development affecting the Current Year and the Prior Year, partially offset by higher costs due to care trends in the Current Year.

Direct Service Costs

 Direct service costs decreased by 5.7 percent or $10.2 million from the Prior Year to the Current Year. The decrease in direct service costs is primarily due to cost reduction efforts undertaken by us, including the shutdown of several regional service centers. Direct service costs decreased as a percentage of net revenue from 20.7 percent in the Prior Year to 18.8 percent in the Current Year. The decrease in the percentage of direct service costs in relationship to net revenue is mainly due to the aforementioned cost reduction efforts undertaken by us and favorable rate changes and other net revenue increases since the Prior Year.

Equity in (Earnings) Loss of Unconsolidated Subsidiaries

 Equity in (earnings) loss of unconsolidated subsidiaries decreased 19.6 percent or $1.3 million from the Prior Year to the Current Year. The decrease relates to a decrease in equity in earnings related to our investment in Royal mainly attributable to a decrease in rates.

Employer Solutions

Net Revenue

 Net revenue related to the Employer Solutions segment decreased by 14.7 percent or $23.4 million from the Prior Year to the Current Year. The decrease in net revenue is mainly due to terminated contracts of $25.8 million, and net decreased membership from existing customers of $1.1 million, which decreases were partially offset by membership from new customers and other net changes of $3.5 million.

Cost of Care

 Cost of care decreased by 17.1 percent or $7.7 million from the Prior Year to the Current Year. The decrease in cost of care is mainly due to terminated contracts of $5.8 million and lower costs due to care trends and other net changes of $1.9 million. The lower costs due to care trends for the Employer Solutions segment are partially due to the closure of several staff offices that had higher per visit costs than that incurred by utilizing our network of outpatient providers. Cost of care increased as a percentage of risk revenue from 29.6 percent in the Prior Year to 30.9 percent in the Current Year, mainly due to changes in business mix.

Direct Service Costs

 Direct service costs decreased by 16.2 percent or $12.8 million from the Prior Year to the Current Year. The decrease in direct service costs is mainly due to lower costs required to support our decrease in net membership and due to cost reduction efforts undertaken by us. Direct service costs decreased as a percentage of net revenue from 49.7 percent in the Prior Year to 48.9 percent in the Current Year, mainly due to the aforementioned cost reduction efforts undertaken by us.

Public Sector Solutions

Net Revenue

 Net revenue related to the Public Sector Solutions segment increased by 56.9 percent or $273.7 million from the Prior Year to the Current Year. The increase in net revenue is mainly due to the net impact of including net revenue related to Premier of $236.4 million for the Current Year. Effective December 31, 2003, FIN 46 was adopted, as required, pursuant to which we began consolidating the results of operations of Premier in our consolidated statement of operations as of January 1, 2004. Excluding the impact of consolidating Premier in the Current Year, net revenue increased by $37.3 million. This increase is primarily due to net increased membership from existing customers of $27.2 million, net rate increases of $26.6 million, increased net revenue of $11.9 million associated with cost of care sharing provisions under the TennCare contracts, and other net increases of $1.1 million, which increases were partially offset by terminated contracts of $29.5 million.

Cost of Care

 Cost of care increased by 68.4 percent or $271.9 million from the Prior Year to the Current Year. The increase in cost of care is mainly due to the inclusion of approximately $236.4 million of expenses for care of Premier, due to the consolidation of the results of operations of Premier in 2004, as noted above. Excluding the impact of consolidating Premier in the Current Year, cost of care increased by $35.5 million. This increase is primarily due to net increased membership from existing customers of $23.2 million, and higher costs due to care trends and other net changes of $34.8 million, which increases were partially offset by terminated contracts of $22.5 million. Cost of care increased as a percentage of risk revenue from 86.3 percent in the Prior Year to

90.6 percent in the Current Year, mainly due to the consolidation of the operating results of Premier in the Current Year, which has a higher ratio of care to risk revenue, and higher care trends experienced in the Current Year.

Direct Service Costs

 Direct service costs were $40.5 million in each of the Prior Year and the Current Year. As a percentage of net revenue, direct service costs decreased from 8.4 percent in the Prior Year to 5.4 percent in the Current Year, primarily due to the aforementioned consolidation of net revenue of Premier in the Current Year.

Equity in (Earnings) Loss of Unconsolidated Subsidiaries

 We recorded equity in loss of unconsolidated subsidiaries of approximately $0.4 million in the Prior Year, which represented our share of net loss realized by Premier. As noted above, the results of operations of Premier have been consolidated beginning in the Current Year in accordance with FIN 46.

Corporate and Other

Other Operating Expense

 Other operating expenses related to our Corporate and Other Segment decreased by 15.7 percent or $18.6 million from the Prior Year to the Current Year. This decrease is mainly due to a decrease in the usage of consultants from the Prior Year of $8.0 million, insurance premiums of $7.5 million incurred in the Prior Year with respect to coverage after our emergence from bankruptcy for acts occurring prior to emergence and other net decreases of $3.1 million, mainly as a result of our cost reduction efforts. As a percentage of total net revenue, other operating expenses decreased from 7.9 percent for the Prior Year to 5.6 percent for the Current Year primarily due to the increase in net revenue in the Current Year related to the consolidation of Premier (as described above) and the decreases in other operating expenses.

Depreciation and Amortization

 Depreciation and amortization decreased by 11.6 percent or $5.6 million from the Prior Year to the Current Year. The decrease is primarily due to changes in the estimated remaining useful lives and basis of certain property and equipment and intangible assets as a result of the application of the fresh start reporting provisions of SOP 90-7 as of December 31, 2003, as well as the inclusion in the Prior Year of higher depreciation expense for certain capitalized software assets that became fully depreciated at March 31, 2003.

Interest Expense

 Interest expense decreased by approximately 39.2 percent or $23.9 million from the Prior Year to the Current Year, due to the change in our debt structure as a result of the consummation of the Plan of Reorganization.

Other Items

 A net reorganization benefit from continuing operations of approximately $438.2 million was recorded during the Prior Year. This amount is mainly composed of a $479.7 million net fresh start reorganization gain, partially offset by the write-off of deferred financing costs and professional fees and expenses incurred associated with the financial restructuring process and chapter 11 proceedings. For further discussion, see Note 3—"Summary of Significant Accounting Policies—Financial Reporting Under the Bankruptcy Code" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus.

 Special charges of $9.5 million and $5.0 million were recorded in the Prior Year and the Current Year, respectively. The special charges primarily consist of employee severance and termination benefits, lease termination costs and consulting fees related to restructuring plans that have resulted in the elimination of certain positions and the closure of certain offices. The Prior Year special charges include income related to the collection of a previously reserved note receivable. See Note 12—"Special Charges" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for further discussion.

 Goodwill impairment charges of $28.8 million were recorded in the Prior Year. The charge represents impairments to the Employer Solutions and Public Sector Solutions reporting units, based on the comparison between the carrying value and the fair market value of the segments, as estimated by an independent appraisal firm. The Prior Year write-down was attributable to our financial performance and our business outlook as of September 1, 2003 (the Predecessor Company's annual measurement date), and resulted in the complete write-down of goodwill related to the Employer Solutions and Public Sector Solutions reporting units.

 Stock compensation expense of $23.2 million was recorded in the Current Year mainly related to stock purchased by our Chief Executive Officer, stock granted to our senior executives, in-the-money stock options granted to management (including senior executives) and stock granted to non-management members of the Board of Directors who are not affiliated with Onex. For a discussion relating to stock compensation expense, see "—Outlook—Results of Operations."

Income Taxes

 Our effective income tax rate was 35.4 percent in the Current Year and was 7.0 percent in the Prior Year. For the Current Year and the Prior Year, we recorded taxes based on our estimated current taxable income due to the uncertainty as to our ability to realize deferred tax assets based on our history of recent operating losses (prior to reorganization benefits) and financial restructuring activities and, for the Current Year, the lack of substantial history of profitable operations subsequent to our emergence from bankruptcy. In accordance with SOP 90-7, subsequent (post-bankruptcy) utilization by us of NOLs which existed at January 5, 2004 will be accounted for as reductions to goodwill or additional paid-in capital and therefore, will only benefit cash flows due to reduced tax payments and will not benefit our tax provision for income taxes. The Current Year effective rate differs from the federal statutory rate primarily due to certain transactions which occurred pursuant to the Plan of Reorganization, as consummated on the Effective Date, that reduced taxable income for 2004 but reduced book income in 2003 under SOP 90-7.

 The Prior Year effective rate varies from the federal statutory rate primarily due to our recording, in the Prior Year, of a non-taxable fresh start reporting gain of $479.7 million and changes in estimates regarding the utilization of NOLs that existed prior to our emergence from our previous bankruptcy in 1992 due to the finalization and amendment of certain previous year income tax returns.

Discontinued Operations

 The following table summarizes, for the periods indicated, income (loss) from discontinued operations, net of tax (in thousands):

	Predecessor Company	Reorganized Company
	2003	2004

Healthcare provider and franchising segments	$(24,482)	$7,508
Specialty managed healthcare segment	(546)	59
Human services segment	—	(2,786)

	$(25,028)	$4,781

 The loss from the healthcare provider and franchising segments in the Prior Year is primarily the result of the settlement of a significant claim in the chapter 11 proceeding, which under SOP 90-7 was recorded in 2003. Because we record tax expense based on our estimate of current taxable income (as discussed above) and the settlement of such claim reduces 2004 taxable income, the Current Year income from the healthcare provider and franchising segments is primarily attributable to the income tax benefit of $8.0 million with respect to the settlement of such claim.

 The loss from the human services segment in the Current Year represents a change in estimated reserves for various accrued liabilities. The loss from the specialty managed healthcare segment in the Prior Year is a result of an increase in estimates of certain reserves for the segment.

 The following table summarizes, for the periods indicated, the income (loss) on disposal of discontinued operations, net of tax (in thousands):

	Predecessor Company	Reorganized Company
	2003	2004

Healthcare provider and franchising segments	$2,751	$(1,030)
Specialty managed healthcare segment	1,953	—
Human services segment	52	—

	$4,756	$(1,030)

 The Current Year loss on disposal for the healthcare provider and franchising segments reflects the recognized loss attributable to the sale of a hospital facility formerly used in the operations of such segments, with net proceeds of $2.3 million being received from the sale. The Prior Year income on disposal related to the healthcare provider and franchising segments is attributable to changes in estimates of previously recorded joint venture liabilities related to the disposal of the segment, gains on the sale of a hospital facility of $0.7 million (before taxes) and cash received as a final distribution associated with a discontinued provider joint venture of $0.8 million (before taxes).

 The Prior Year income on disposal in the specialty managed healthcare segment is primarily the result of cash received as a partial payment on a note receivable that had been fully reserved in fiscal 2001, resulting in a gain of $1.3 million (before taxes), and a favorable change in estimated lease reserves of $0.5 million (before taxes).

 The following table summarizes, for the periods indicated, the net reorganization benefit included in discontinued operations (in thousands):

	Predecessor Company	Reorganized Company
	2003	2004

Healthcare provider and franchising segments	$15,268	$—
Specialty managed healthcare segment	5,059	—

	$20,327	$—

 Included in the Prior Year net reorganization benefit is $15.4 million representing the net fresh start reorganization gain. In addition, as part of the Plan of Reorganization and chapter 11 proceedings, certain leases for closed offices were rejected and reorganization (expense) benefit was recorded in accordance with SOP 90-7 for the difference between the estimated cost of rejecting such leases and the liability previously recorded.

Predecessor Company fiscal year ended December 31, 2003 ("Calendar 2003"), compared to the Predecessor Company twelve months ended December 31, 2002 ("Calendar 2002") (unaudited)

Health Plan Solutions

Net Revenue

 Net revenue related to the Health Plan Solutions segment decreased by 11.9 percent or $117.9 million from Calendar 2002 to Calendar 2003. The decrease in net revenue is mainly due to terminated contracts of $109.2 million, a reduction in net revenue under our contract with Aetna (primarily due to decreased membership) of $30.2 million, and contract changes (mainly risk to non-risk) of $23.3 million, which decreases were partially offset by net increased membership from existing and new customers (excluding Aetna) of $24.6 million (mainly related to non risk membership), net increases in rates of $17.8 million, and other net increases of $2.4 million.

Cost of Care

 Cost of care decreased by 20.2 percent or $117.8 million from Calendar 2002 to Calendar 2003. The decrease in cost of care is primarily due to terminated contracts of $77.9 million, net contract changes (mainly risk to non-risk) of $24.0 million, favorable prior year medical claims development recorded during fiscal 2003 of $11.4 million (which has a year over year impact of $22.8 million), a reduction in care under our contract with Aetna (mainly due to decreased risk membership) of $15.2 million, and net favorable settlements of $6.7 million related to claims paid by clients, which decreases were partially offset by net increased membership from existing and new customers of $8.2 million and estimated higher costs due to care trends and other net changes of $20.6 million. Excluding the impact in Calendar 2003 of favorable Calendar 2002 care development, cost of care as a percentage of risk revenue decreased from 70.8 percent for Calendar 2002 to 69.9 percent for Calendar 2003, mainly due to changes in business mix.

Direct Service Costs

 Direct service costs decreased by 15.0 percent or $31.7 million from Calendar 2002 to Calendar 2003. The decrease in direct service costs is primarily due to cost reduction efforts undertaken by us, including the shutdown of several regional service centers, as well as lower costs required to support the decrease in net membership in the Health Plan Solutions segment. Direct service costs as a percentage of net revenue decreased from 21.5 percent for Calendar 2002 to 20.7 percent for

Calendar 2003. The decrease in the percentage of direct service costs in relationship to net revenue is mainly due to the aforementioned cost reduction efforts undertaken by us and rate increases since Calendar 2002.

Equity in (Earnings) Loss of Unconsolidated Subsidiaries

 Equity in (earnings) loss of unconsolidated subsidiaries decreased 52.1 percent or $7.1 million from Calendar 2002 to Calendar 2003. The decrease primarily relates to our withdrawal from the Choice Behavioral Health Partnership, or Choice, as of October 2002, with equity in (earnings) of Choice totaling $(9.0) million for Calendar 2002. Partially offsetting this reduction is an increase of $1.9 million in equity in (earnings) related to the Royal Health Care, LLC joint venture, mainly due to increased membership.

Employer Solutions

Net Revenue

 Net revenue related to the Employer Solutions segment decreased by 16.1 percent or $30.5 million from Calendar 2002 to Calendar 2003. The decrease in net revenue is mainly due to terminated contracts of $23.6 million, net decreased membership from existing customers of $8.3 million, and contract changes (mainly risk to non-risk) of $3.0 million, which decreases were partially offset by other net changes of $4.4 million.

Cost of Care

 Cost of care decreased by 38.0 percent or $27.5 million from Calendar 2002 to Calendar 2003. The decrease in cost of care is mainly due to terminated contracts of $16.4 million, net contract changes (mainly risk to non-risk) of $3.1 million, favorable care trends and other net changes of $6.3 million, and costs associated with net membership reduction from existing customers of $1.7 million. The favorable care trends are partially due to the closure of several staff offices which had higher per cost visits than that incurred by utilizing our contracted network of outpatient providers. Cost of care as a percentage of risk revenue decreased from 40.5 percent in Calendar 2002 to 29.6 percent in Calendar 2003, mainly due to favorable care trends experienced in Calendar 2003 and changes in business mix.

Direct Service Costs

 Direct service costs decreased by 6.3 percent or $5.3 million from Calendar 2002 to Calendar 2003. The decrease in direct service costs is mainly due to lower costs required to support the decrease in net membership in the Employer Solutions segment. As a percentage of net revenue, direct service costs increased from 44.5 percent in Calendar 2002 to 49.7 percent in Calendar 2003. The increase in the percentage of direct service costs in relationship to net revenue is mainly due to the reduction in net revenue due to terminated contracts and decreased membership from existing customers (as described above), for which the direct service costs are not reduced proportionally, or such reductions are accomplished on a delayed basis.

Public Sector Solutions

Net Revenue

 Net revenue related to the Public Sector Solutions segment decreased by 16.5 percent or $94.9 million from Calendar 2002 to Calendar 2003. The decrease in net revenue is mainly due to a net reduction in net revenue with respect to the TennCare program of $83.3 million, primarily as a result of a program change (as described above), a contract change with respect to the Pennsylvania Counties of $42.9 million and terminated contracts of $4.9 million, which decreases were partially offset by net increased membership from other existing customers of $30.4 million, net rate increases (other than from TennCare) of $4.9 million and other net increases of $0.9 million.

Cost of Care

 Cost of care decreased by 16.8 percent or $80.1 million from Calendar 2002 to Calendar 2003. The decrease in cost of care is mainly due to a net reduction in cost of care with respect to the TennCare program of $79.5 million, primarily as a result of a program change (as described above), and a contract change with respect to the Pennsylvania Counties of $31.6 million, which decreases were partially offset by net increased membership from other existing customers of $24.3 million and higher costs due to care trends (other than with respect to TennCare) and other net changes of approximately $6.7 million. Cost of care as a percentage of risk revenue was relatively consistent for both periods.

Direct Service Costs

 Direct service costs decreased by 26.0 percent or $14.2 million from Calendar 2002 to Calendar 2003. The decrease in direct service costs is primarily due to cost reduction efforts undertaken by us and a contract change with respect to the Pennsylvania Counties contracts, partially offset by higher costs required to support the increase in net membership in the Public Sector Solutions segment. As a percentage of net revenue, direct service costs decreased from 9.5 percent in Calendar 2002 to 8.4 percent in Calendar 2003, due to the reasons noted above.

Equity in (Earnings) Loss of Unconsolidated Subsidiaries

 Equity in loss of unconsolidated subsidiaries decreased $1.3 million to $0.4 million for Calendar 2003 from $1.7 million for Calendar 2002. The investment in unconsolidated subsidiary relates to Premier. The Calendar 2003 improvement is primarily due to increased risk share revenue, favorable runout of prior period IBNR and favorable rate changes, which changes were partially offset by decreased membership.

Corporate and Other

Other Operating Expenses

 Other operating costs related to the Corporate and Other Segment increased by 20.1 percent or $19.8 million from Calendar 2002 to Calendar 2003. The increase is mainly due to higher discretionary employee benefit costs of $11.4 million, insurance premiums of $7.5 million with respect to coverage after our emergence from bankruptcy for acts occurring prior to emergence, and the inclusion in Calendar 2002 of the favorable impact of changes in estimates of the reserves previously recorded for employee health benefits, self-insurance and litigation totaling approximately $3.5 million. Such increases in other operating expenses were partially offset by our cost reduction efforts undertaken in Calendar 2003. As a percentage of total net revenue, other operating expenses increased from 5.6 percent for Calendar 2002 to 7.9 percent for Calendar 2003 due to the lower net revenue in Calendar 2003 (as described above) and the increase in other operating expenses.

Depreciation and Amortization

 Depreciation and amortization decreased by 5.3 percent or $2.7 million from Calendar 2002 to Calendar 2003. The decrease is primarily due to a reduction in depreciation expense mainly related to certain capitalized software assets that became fully depreciated at March 31, 2003, partially offset by an increase in amortization expense related to an adjustment of the remaining useful lives of certain intangible assets as of October 1, 2002.

Interest Expense

 Interest expense decreased by 38.5 percent or $38.2 million from Calendar 2002 to Calendar 2003. The decrease is mainly due to the fact that we did not accrue interest after March 11, 2003 of approximately $45.3 million for the Old Subordinated Notes as a result of the chapter 11 filing, in accordance with SOP 90-7. Such decrease was partially offset by increased interest expense incurred on senior secured bank indebtedness under our previous credit agreement, referred to as the Old Credit Agreement, of approximately $2.9 million, mainly related to higher borrowing levels on our revolving facility under the Old Credit Agreement and higher overall interest rates charged for all loans under the Old Credit Agreement, $3.9 million related to the Aetna Note and other net increases of $0.3 million.

Other Items

 We recorded a net reorganization benefit from continuing operations of approximately $438.2 million in Calendar 2003. This amount is mainly composed of a $479.7 million net fresh start reorganization gain, partially offset by the write-off of deferred financing costs and professional fees and expenses associated with our financial restructuring process and chapter 11 proceedings. For further discussion, see Note 3—"Summary of Significant Accounting Policies—Financial Reporting Under the Bankruptcy Code" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus.

 We recorded special charges of $9.5 million and $15.2 million in Calendar 2003 and Calendar 2002, respectively. The special charges primarily relate to restructuring plans that have resulted in the elimination of certain positions and the closure of certain offices, partially offset by income recorded to special charges related to the collection of a previously reserved note receivable. The charges related to restructuring plans primarily consist of employee severance and termination benefits, lease termination costs and consulting fees. See Note 12—"Special Charges" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for further discussion.

 We recorded goodwill impairment charges of $28.8 million and $415.9 million in Calendar 2003 and Calendar 2002, respectively. The Calendar 2003 charge represents impairments to the Employer Solutions and Public Sector Solutions reporting units, based on the comparison between the carrying value and the fair market value of the segments, as estimated by an independent appraisal firm. The Calendar 2003 write-down was attributable to our financial performance and our business outlook as of September 1, 2003, and resulted in the complete write-down of goodwill related to the Employer Solutions and Public Sector Solutions reporting units. In Calendar 2002, we recorded an impairment charge to write-down the balance of goodwill related to the Health Plan Solutions, Employer Solutions and Public Sector Solutions reporting units to estimated fair value, based on independently appraised values. The Calendar 2002 write-down occurred due to changes in our financial performance and our business outlook from the beginning of the year through September 1, 2002, which decreased the estimated fair value of our reporting units.

Income Taxes

 Our effective income tax rate was 7.0 percent for the Calendar 2003 as compared to (38.0) percent for Calendar 2002. For Calendar 2003 and Calendar 2002 we recorded taxes based on estimated current taxable income due to the uncertainty as to our ability to realize deferred tax assets based on our history of recent operating losses (prior to reorganization benefits) and financial restructuring activities and the lack of substantial history of profitable operations subsequent to our emergence from bankruptcy. In accordance with SOP 90-7, subsequent (post-bankruptcy) utilization by us of NOLs which existed at January 5, 2004 will be accounted for as reductions to goodwill or additional paid-in capital and therefore, will only benefit cash flows due to reduced tax payments and will not benefit our tax provision for income taxes. The Calendar 2003 effective rate differs from the federal statutory rate primarily due to our recording, in Calendar 2003, of a non-taxable fresh start reporting gain of $479.7 million and changes in estimates regarding the utilization of NOLs that existed prior to our emergence from bankruptcy in 1992 due to the finalization and amendment of certain prior year income tax returns.

 The Calendar 2002 effective rate varies substantially from the federal statutory rate primarily due to the impact of non-deductible goodwill included in the goodwill impairment charge and a valuation allowance adjustment to reduce our deferred tax asset balance to zero due to the uncertainty as to our ability to realize our net operating loss carryforwards and other deferred tax assets.

Discontinued Operations

 The following table summarizes, for the periods indicated, income (loss) from discontinued operations, net of tax (in thousands):

	2002(1)	2003

Healthcare provider and franchising segments	$5,341	$(24,482)
Specialty managed healthcare segment	198	(546)

	$5,539	$(25,028)

(1)
Amounts are unaudited.

 The loss for Calendar 2003 in the healthcare provider and franchising segments is primarily the result of the settlement of a significant claim, which resulted in an adjustment to discontinued operations legal expense of $24.0 million, for which there was no tax effect. Income from the healthcare provider and franchising segments for Calendar 2002 was $8.2 million (before taxes), which was mainly related to a reduction of estimates of reserves pertaining to the former psychiatric hospital facilities, and the positive settlement of outstanding Medicare and Medicaid cost reports, partially offset by the cost of collections, legal fees and other costs.

 The loss for Calendar 2003 in the specialty managed healthcare segment is a result of an increase in estimates of certain reserves for the segment. Income from the specialty managed healthcare segment for Calendar 2002 is a result of a change in estimate of certain lease reserves of $0.3 million (before taxes) related to the settlement of a lease obligation.

 The following table summarizes, for the periods indicated, the income (loss) on disposal of discontinued operations, net of tax (in thousands):

	2002(1)	2003

Healthcare provider and franchising segments	$47	$2,751
Specialty managed healthcare segment	(1,642)	1,953
Human services segment	780	52

	$(815)	$4,756

(1)
Amounts are unaudited.

 The Calendar 2003 income on disposal in the healthcare provider and franchising segments is attributable to changes in estimates of previously recorded joint venture liabilities related to the disposal of the segment. Additionally, the Calendar 2003 income on disposal includes gains on the sale of a hospital facility of $0.7 million (before taxes) and cash received as a final distribution associated with a discontinued provider joint venture of $0.8 million (before taxes).

 The Calendar 2003 income on disposal in the specialty managed healthcare segment is primarily the result of cash received as a partial payment on a note receivable held by us that had been fully reserved in fiscal 2001, resulting in a gain of $1.3 million (before taxes), and a favorable change in estimated lease reserves of $0.5 million (before taxes). Loss on disposal in the specialty managed healthcare segment in Calendar 2002 is primarily the result of an increase in lease reserves of approximately $2.3 million (before taxes) to reflect changes in estimates, which loss is offset by $0.7 million (before taxes) in cash received as partial payment on a note receivable held by us that had been fully reserved in fiscal 2001.

 The Calendar 2002 income on disposal in the human services segment is the result of a change in estimate of self-insurance and other reserves.

 The following table summarizes, for the periods indicated, the net reorganization benefit included in discontinued operations (in thousands):

	2002(1)	2003

Healthcare provider and franchising segments	$—	$15,268
Specialty managed healthcare segment	—	5,059

	$—	$20,327

(1)
Amounts are unaudited.

 Included in the net reorganization benefit for Calendar 2003 is $15.4 million representing the net fresh start reorganization gain. In addition, as part of the Plan of Reorganization and chapter 11 proceedings, certain leases for closed offices were rejected. To the extent that the estimated cost as a result of rejecting such leases was different than the liability previously recorded, such difference has been recorded as reorganization (expense) benefit in accordance with SOP 90-7.

Outlook—Results of Operations

 Our segment profit and net income are subject to significant fluctuations from period to period. These fluctuations may result from a variety of factors such as those set forth under "Risk factors" as well as a variety of other factors including: (i) changes in utilization levels by enrolled members of our risk-based contracts, including seasonal utilization patterns; (ii) contractual adjustments and settlements; (iii) retrospective membership adjustments; (iv) timing of implementation of new contracts, enrollment changes and contract terminations; (v) pricing adjustments upon contract renewals (and price competition in general); and (vi) changes in estimates regarding medical costs and incurred but not yet reported medical claims.

 A portion of our business is subject to rising care costs due to an increase in the number and frequency of covered members seeking behavioral care services, and higher costs per inpatient day or outpatient visit. Many of these factors are beyond our control. Future results of operations will be heavily dependent on management's ability to obtain customer rate increases that are consistent with care cost increases and/or to reduce operating expenses.

 We are a market leader in a mature market with many viable competitors. We are continuing our attempts to grow our business in the managed behavioral healthcare industry through aggressive marketing and development of new products. However, due to the maturity of the market, we believe that the ability to grow our current business lines may be limited. In addition, substantially all of our Health Plan Solutions segment net revenue are derived from Blue Cross and Blue Shield health plans, and other managed care companies, health insurers and health plans. Aetna and a WellPoint related entity have notified us that they will not renew their contracts with us. See "Risk factors—Risks related to our business and industry—Reliance on Customer Contracts—Our inability to renegotiate or extend expiring or terminated customer contracts, could adversely affect our liquidity, profitability and financial condition." In addition to Aetna and one of the WellPoint-related contracts, other managed care customers of ours have decided not to renew all or part of their contracts with us, and will instead manage behavioral healthcare services directly for their subscribers. We believe that the total impact of such non-renewals will be a reduction to net revenue of approximately $330 million during fiscal 2006, $250 million of which relates to Aetna. Actual reduction in net revenue for future periods may exceed our expectations.

 Stock Compensation.    Pursuant to employee agreements entered into as part of the Plan of Reorganization, on the Effective Date, we granted a total of 167,926 shares of Ordinary Common Stock to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, referred to as the Senior Executives. Pursuant to his employment agreement, the Chief Executive Officer purchased 83,963 fully vested shares of Ordinary Common Stock on the Effective Date. Under such agreements, we also granted an aggregate of 2,891,022 stock options to the Senior Executives on the Effective Date and made cash payments to the Senior Executives to approximate the tax liability associated with the Senior Executives' compensation income resulting from the stock grants, the stock purchase and the cash payments. Under the 2003 Management Incentive Plan, 1,511,500 stock options were awarded to other members of our management and other employees during fiscal 2004. All of these awards were contingent upon our emergence from our chapter 11 proceedings, relate to underlying common stock that was not authorized until the Effective Date and relate to services to be performed by the employees subsequent to the Effective Date.

 Under APB 25, the Reorganized Company recorded stock compensation expense during the fiscal year ended December 31, 2004 of $23.2 million, as reflected in the accompanying consolidated statements of operations, related to the following:

  •
  with respect to the grants of restricted stock to the Senior Executive officers, we recognized a charge equal to the fair market value of the Ordinary Common Stock at the time of grant (the price at which the stock traded on the first day of trading) multiplied by the shares granted, plus the cash amount paid to the Senior Executives with regard to income taxes related to such grants;

  •
  with respect to the shares purchased by the Chief Executive Officer, we recognized a charge equal to the difference between the fair market value of the Ordinary Common Stock at the time of purchase (the price at which the stock traded on the first day of trading) and the price paid for such shares multiplied by the shares purchased, plus the amount paid to the Chief Executive Officer with regard to income taxes related to such purchase;

  •
  with respect to the grant of options to the Senior Executives and other members of management and other employees, a charge was computed equal to the difference between the fair market value of the Ordinary Common Stock at the time of grant (for the options granted to the Senior Executives, the price at which the stock traded on the first day of trading) and the exercise prices of the options, multiplied by the number of shares subject to the options (4.2 million shares in the aggregate). This charge is being recognized ratably over the vesting periods of the options, which range from three to four years. Compensation expense related to two of the three tranches of stock options granted to the Senior Executives, covering 2.1 million shares, could have been recognized over a period ranging from three to seven years, depending on the market price performance of the Ordinary Common Stock. However, as a result of the market price performance to-date of the Ordinary Common Stock, we are recognizing compensation expense for the Senior Executive stock options over three years; and

  •
  with respect to 13,595 shares of Ordinary Common Stock granted to non-management members of the board of directors who are not affiliated with Onex, pursuant to our 2004 Director Stock Compensation Plan, we recognized a charge equal to the fair market value of the Ordinary Common Stock at the time of grant.

 We estimate that the total amount of such charges recorded and to be recorded from 2004 through 2007 will be $56.5 million, before taxes. Based upon a three year vesting schedule for the two Senior Executive tranches, as discussed above, we estimate that we will recognize the remaining charges of $15.0 million, $15.0 million, and $3.3 million in fiscal years 2005, 2006, and 2007, respectively.

 Under APB 25, we recognized stock compensation expense related to the stock purchase, the stock grants, and the cash payments as noted above during the Prior Year Quarter, and are recognizing stock compensation expense related to in-the-money stock option grants ratably over the applicable vesting periods.

 On March 10, 2005, we granted 872,298 options and 107,584 shares of restricted stock pursuant to the 2003 Management Incentive Plan. The options have an exercise price of $34.57 per share which equaled the fair market value of our Ordinary Common Stock on the grant date. These options and restricted stock awards vest ratably over four years. Under APB 25, the compensation charge of $3.7 million from the grant of restricted stock is being recognized ratably over the vesting period.

 As a result of the foregoing, we recorded stock compensation expense of $10.8 million and $3.8 million, before taxes, in the three months ended March 31, 2004 and 2005, respectively.

 Interest Rate Risk.    Changes in interest rates affect interest income earned on our cash equivalents and investments, as well as interest expense on variable interest rate borrowings under the Credit Agreement and our note payable to Aetna, referred to as the Aetna Note. Based on the amount of cash equivalents and investments and the borrowing levels under the Credit Agreement and the Aetna Note as of March 31, 2005, a hypothetical 10 percent increase in the interest rate, with all other variables held constant, would not materially affect our future earnings and cash outflows.

 Operating Restructuring Activities.    During the fiscal year ended September 31, 2002, the three months ended December 31, 2002, and the fiscal years ended December 31, 2003 and 2004, we incurred special charges of $15.7 million, $3.9 million, $9.5 million and $5.0 million, respectively.

During the three months ended March 31, 2004, we incurred special charges of $1.9 million. The majority of the special charges that were incurred related to our restructuring initiatives which were generally focused on consolidating service centers, creating more efficiencies in corporate overhead, consolidating systems, improving call center technology and instituting other operational and business efficiencies while maintaining or improving service to customers. We do not anticipate incurring any material additional charges related to such restructuring initiatives during fiscal 2005.

Historical—Liquidity and Capital Resources

 Prior Year Quarter compared to Current Year Quarter

 Operating Activities.    Net cash provided by operating activities increased by approximately $41.5 million for the Current Year Quarter as compared to the Prior Year Quarter. The increase in operating cash flows is primarily due to payments in the Prior Year Quarter of approximately $61.1 million for liabilities related to the chapter 11 proceedings and our increase in segment profit of $13.2 million from the Prior Year Quarter to the Current Year Quarter, partially offset by negative working capital changes, primarily due to timing.

 Investing Activities.    Approximately $4.6 million and $5.0 million were utilized during the Prior Year Quarter and Current Year Quarter, respectively, for capital expenditures. The majority of capital expenditures related to management information systems and related equipment.

 During the Current Year Quarter, we received proceeds of $7.0 million related to the prepayment of a portion of a note receivable with National Mentor, Inc., or Mentor. The outstanding receivable balance of the Mentor note is $3.0 million as of March 31, 2005.

 During the Current Year Quarter, we utilized net cash of approximately $41.1 million for the purchase of "available-for-sale" investments. Our investments consist of U.S. Government and agency securities, corporate debt securities and certificates of deposit.

 Financing Activities.    During the Prior Year Quarter, we received net proceeds of approximately $147.9 million from the issuance of new equity, net of issuance costs of approximately $3.1 million, received net proceeds of approximately $92.6 million from the issuance of long-term debt, net of issuance costs of approximately $7.4 million, repaid approximately $192.4 million in debt upon consummation of the Plan of Reorganization, repaid approximately $3.7 million of indebtedness outstanding under the Term Loan Facility and made payments on capital lease obligations of approximately $0.8 million.

 During the Current Year Quarter, we repaid approximately $5.6 million in debt, made payments on capital lease obligations of approximately $1.8 million and received proceeds of approximately $0.4 million from the exercise of stock options and warrants.

 Reorganized Company year ended December 31, 2004 ("Current Year"), compared to the Predecessor Company year ended December 31, 2003 ("Prior Year")

 Operating Activities.    Net cash provided by operating activities decreased by approximately $14.9 million for the Current Year as compared to the Prior Year. The decrease in operating cash flows is primarily due to net payments for liabilities related to the chapter 11 proceedings that include professional fees and claim settlements and an increase in cash interest payments. Partially offsetting these reductions to operating cash flows is our increase in segment profit and a net increase in cash receipts related to unconsolidated subsidiaries.

 During the Current Year, net bankruptcy-related liabilities decreased by approximately $66.7 million, which is primarily attributable to claim settlements and the payment of professional fees. Such amount is net of the receipt of $15.2 million from Onex related to shares purchased under its commitment to fund the Cash-Out Election. Cash interest payments made in the Current Year totaled $31.5 million as compared to $15.8 million for the Prior Year. During the impendency of our chapter 11 proceedings in the Prior Year, no cash interest payments were made on our debt other than debt outstanding under the prior Credit Agreement. Segment profit was $233.2 million and $192.1 million for the Current Year and Prior Year, respectively. During the Current Year, we received $7.3 million in net cash distributions from unconsolidated subsidiaries, as compared to net cash distributions of $3.9 million made to unconsolidated subsidiaries in the Prior Year.

 Investing Activities.    Approximately $30.7 million and $29.8 million were utilized during the Current Year and Prior Year, respectively, for capital expenditures. The majority of capital expenditures related to management information systems and related equipment.

 During the Current Year, we received proceeds of $2.3 million from the sale of a hospital facility, net of transaction costs, related to the discontinued healthcare provider and franchising segments. Proceeds of $2.6 million from the sale of assets, net of transaction costs, were received during the Prior Year. In the Prior Year, proceeds of $2.4 million were received related to the discontinued healthcare provider and franchising segments, with $1.6 million from the sale of a hospital facility and $0.8 million as a final distribution associated with a discontinued provider joint venture.

 Approximately $3.7 million was utilized during the Prior Year for acquisitions and investments in businesses, and relates to earn-out payments with respect to the acquisition in 1998 of Inroads, a managed behavioral healthcare company.

 During the Current Year, we utilized net cash of $321.0 million for the purchase of "available-for-sale" investments. Our investments consist of U.S. government agencies securities, corporate debt securities, and certificates of deposit with the investments ranging in maturity at purchase date from three to twenty-seven months.

 Financing Activities.    Upon the consummation of the Plan of Reorganization in January 2004, net proceeds of $147.9 million were received from the issuance of new equity, net of issuance costs of approximately $3.1 million; net proceeds of $92.8 million were received from the issuance of long-term debt, net of issuance costs of $7.4 million; and debt repayments of $192.4 million were made. In addition, in the Current Year, we repaid $15.0 million of indebtedness outstanding under the Term Loan Facility and paid $8.8 million on capital lease obligations.

 The debt paid upon consummation of the Plan of Reorganization of $192.4 million on the Effective Date was composed of payments of $160.8 million of amounts outstanding under the Old Credit Agreement, $16.6 million of principal on the Old Senior Notes and $15.0 million related to a debt obligation to Aetna.

 During the Prior Year, we made payments on capital lease obligations of $3.0 million and had other net financing sources of $0.1 million.

 Predecessor Company fiscal year ended December 31, 2003 ("Calendar 2003"), compared to the Predecessor Company twelve months ended December 31, 2002 ("Calendar 2002") (unaudited)

 The condensed cash flows from operating activities, investing activities and financing activities for the twelve months ended December 31, 2002 represent the amalgamation of the condensed cash flows for the nine months ended September 30, 2002 (unaudited), as reported in the quarterly report on Form 10-Q for the quarter ended September 30, 2002, and the three months ended

December 31, 2002 (audited), as reported in the transition report on Form 10-K for the three month period ended December 31, 2002.

	Predecessor Company
	Nine Months Ended September 30, 2002(1)	Three Months Ended December 31, 2002	Twelve Months Ended December 31, 2002(1)

Net cash provided by operating activities	$42,605	$28,001	$70,606

Capital expenditures	(21,585)	(8,421)	(30,006)
Acquisitions and investments in businesses, net of cash acquired	(63,731)	—	(63,731)

Net cash used in investing activities	(85,316)	(8,421)	(93,737)

Proceeds from issuance of debt, net of issuance costs	105,000	—	105,000
Payments on debt and capital lease obligations	(64,853)	(1,196)	(66,049)
Other financing activities	1,159	(1,909)	(750)

Net cash provided by (used in) financing activities	41,306	(3,105)	38,201
Net increase (decrease) in cash and cash equivalents	$(1,405)	$16,475	$15,070

Supplemental cash flow information:
Income taxes paid	$593	$71	$664

Interest paid	$76,463	$16,175	$92,638

(1)
Amounts are unaudited.

 Operating Activities.    Our net cash provided by operating activities was $70.6 million and $178.3 million for Calendar 2002 and Calendar 2003, respectively. The increase in cash provided by operating activities from Calendar 2002 to Calendar 2003 is primarily due to a reduction in cash interest payments. Cash interest payments in Calendar 2002 totaled $92.6 million, as compared to $15.8 million in Calendar 2003, a reduction of approximately $76.8 million. The decrease in interest payments is mainly due to the fact that we did not pay interest on the Old Senior Notes and Old Subordinated Notes totaling $79.7 million during the period beginning on the date we filed for bankruptcy protection, March 11, 2003, through the end of Calendar 2003. Also contributing to the increase in operating cash flows from Calendar 2002 to Calendar 2003 are higher cash flows attributable to increased segment profit year over year, lower net cash outflows with respect to discontinued operations and other working capital changes. Our segment profit for Calendar 2002 was $184.4 million, as compared to $192.1 million in Calendar 2003. Net cash outflows with respect to discontinued operations were $5.8 million and $0.1 million in Calendar 2002 and Calendar 2003, respectively.

 Investing Activities.    Approximately $30.0 million and $29.8 million were utilized during Calendar 2002 and Calendar 2003, respectively, for capital expenditures. The majority of our capital expenditures relate to management information systems and related equipment. These expenditures have remained relatively constant year over year and are reduced from prior years as the result of our focus on cost reduction restructuring initiatives.

 We used cash of $63.7 million and $3.7 million during Calendar 2002 and Calendar 2003, respectively, for acquisitions and investments in businesses. Included in Calendar 2002 is a contingent purchase price payment of $60.0 million to Aetna related to the acquisition of HAI. Included in Calendar 2002 and Calendar 2003 are the final two earn-out payments of $3.7 million each with respect to the acquisition in 1998 of Inroads, a managed behavioral healthcare company.

 Financing Activities.    We borrowed approximately $105.0 million and $0.1 million during Calendar 2002 and Calendar 2003, respectively. The borrowings in Calendar 2002 were primarily draws under the revolving credit facility for short-term capital needs.

 We made repayments of approximately $66.0 million and $3.0 million on debt and capital lease obligations during Calendar 2002 and Calendar 2003, respectively. Calendar 2002 repayments included scheduled term loan repayments, unscheduled term loan repayments with cash received from asset sales during the year, scheduled capital lease payments and revolving facility repayments primarily utilizing cash generated from operations. Calendar 2003 repayments include payments on capital lease obligations.

Outlook—Liquidity and Capital Resources

 Credit Agreement.    The Credit Agreement provides for a Term Loan Facility in an original aggregate principal amount of $100.0 million, a Revolving Loan Facility providing for loans of up to $50.0 million and a Credit-Linked Facility for the issuance of letters of credit for our account in an original aggregate principal amount of $80.0 million. As of March 31, 2005, we had $79.4 million outstanding under the Term Loan Facility. On the Effective Date, we incurred deferred financing fees of $7.4 million related to the Credit Agreement. Additionally, effective September 29, 2004, the Credit-Linked Facility was reduced from $80.0 million to $50.0 million. We accounted for the reduction of the Credit-Linked Facility in accordance with the Emerging Issues Task Force ("EITF") 98-14 "Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements," and accordingly, wrote off $0.8 million of fees associated with the Credit Agreement and will amortize the remaining unamortized fees relating to the Credit Agreement over the remaining term of the Credit Agreement. Borrowings under the Credit Agreement will mature on August 15, 2008 and quarterly principal payments are required on the Term Loan Facility. We have not drawn on the Revolving Loan Facility, resulting in unutilized commitments of $50.0 million. As of March 31, 2005, we had issued letters of credit in the amount of $44.9 million, resulting in unutilized commitments under the Credit-Linked Facility of $5.1 million. The Credit Agreement is guaranteed by substantially all of our subsidiaries and is secured by substantially all of Magellan's assets and the assets of the subsidiary guarantors.

 On October 25, 2004, referred to as the First Amendment Effective Date, the Credit Agreement was amended, referred to as the Amendment, to reduce the annual interest rate on borrowings under the Term Loan Facility and on the Credit-Linked Facility, each by 1.25 percent. As a result of the Amendment, the annual interest rate on borrowings under the Term Loan Facility fluctuates at a rate equal to the sum of (i) a borrowing margin of 2.25 percent (subject to reduction of up to 0.50 percent based on our debt ratings), plus (ii) (A) in the case of U.S. dollar denominated loans, the higher of the prime rate or one-half of one percent in excess of the overnight "federal funds" rate, or (B) in the case of Eurodollar denominated loans, an interest rate which is a function of the Eurodollar rate for the selected interest period. We have the option to borrow in U.S. dollar denominated loans or Eurodollar denominated loans at our discretion. As of December 31, 2004, all loans under the Term Loan Facility were Eurodollar denominated loans at a borrowing rate of 4.74 percent. As a result of the Amendment, the commitment fee on the Credit-Linked Facility is equal to the sum of 2.25 percent (subject to reduction of up to 0.50 percent based on our debt ratings), plus an additional amount that is based on the administrative costs and term of the Credit-Linked Facility. As of December 31, 2004, the commitment fee on the Credit-Linked Facility was 2.37 percent. In addition, under the Amendment, certain mandatory prepayment requirements were eliminated, and several covenants that restricted or limited our ability to repurchase or refinance Senior Notes, make investments, and incur debt pertaining to letters of credit were amended. We paid and expensed $0.3 million in fees associated with the Amendment. See Note 7—"Long-Term Debt and Capital Lease Obligations" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for further discussion of the Credit Agreement.

 Liquidity.    During fiscal 2005, we expect to pay our current obligations as noted in the commitments table reflected below, and fund our capital expenditures with cash from operations. We estimate that our capital expenditures will be approximately $21 million to $31 million of additional funds in fiscal 2005 for capital expenditures. We do not anticipate that we will need to draw on amounts available under the Revolving Loan Facility for our operations, capital needs or debt service in fiscal 2005. The following table sets forth our future financial commitments as of December 31, 2004 (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long term debt(1)	$374,487	$71,415	$50,000	$253,072	$—
Interest on long term debt(2)	108,272	32,035	52,300	23,937	—
Capital lease obligations	4,991	3,743	734	514	—
Operating leases(3)	79,873	15,607	24,022	20,175	20,069
Purchase commitments(4)	8,000	8,000	—	—	—

	$575,623	$130,800	$127,056	$297,698	$20,069

(1)
Pursuant to the Plan of Reorganization, on the Effective Date, and on the subsequent First Amendment Effective Date, we refinanced our long-term debt. See Note 7—"Long-Term Debt and Capital Lease Obligations" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for discussion of our new debt financing. Long term debt amounts in the table above reflects future obligations under the Credit Agreement, the Senior Notes and the Aetna Note.

(2)
Interest payments have been estimated based upon current interest rates, and include commitment fees associated with certain borrowings under the Credit Agreement.

(3)
Operating lease obligations include estimated future lease payments for both open and closed offices. Amounts reflected in the table included in our Annual Report on Form 10-K for the year ended December 31, 2004 have been adjusted to include our new executive offices lease which is expected to commence in September 2005.

(4)
Purchase commitments includes open purchase orders as of December 31, 2004 relating to ongoing capital expenditure and operational activities, as well as arrangements with outside consultants for ongoing services which will be performed throughout fiscal 2005.

 We also currently expect to have adequate liquidity to satisfy our existing financial commitments over the period in which they will become due.

 Termination of Aetna Contract.    On December 8, 2004, we were informed that Aetna would not renew its contract as of December 31, 2005, and that Aetna planned to exercise its option to purchase, on December 31, 2005, certain of our assets used in the management of behavioral health care services for Aetna's members, referred to as the Aetna Assets. On February 23, 2005, we and Aetna executed an asset purchase agreement related to Aetna's purchase of the Aetna Assets. The purchase price for the Aetna Assets is based on certain variable factors and we estimate that the price will be $50 million to $55 million.

 Off-Balance Sheet Arrangements.    As of March 31, 2005, we had no off-balance sheet arrangements of a material significance.

 Restrictive Covenants in Debt Agreements.    On the Effective Date, the Reorganized Company entered into the Credit Agreement and the Indenture governing the terms of the Senior Notes. As discussed above, the Credit Agreement was amended as of October 25, 2004. The Indenture and the Credit Agreement each contain covenants. These covenants limit management's discretion in operating our business by restricting or limiting our ability, among other things, to:

  •
  incur or guarantee additional indebtedness or issue preferred or redeemable stock;

  •
  pay dividends and make other distributions;

  •
  repurchase equity interests;

  •
  prepay or amend subordinated debt;

  •
  make certain other payments called "restricted payments";

  •
  enter into sale and leaseback transactions;

  •
  create liens;

  •
  sell and otherwise dispose of assets;

  •
  acquire or merge or consolidate with another company; and

  •
  enter into some types of transactions with affiliates.

 These restrictions could adversely affect our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

 The Credit Agreement also requires us to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the Credit Agreement pursuant to its terms, would result in an event of default under the Credit Agreement and, if indebtedness under the Credit Agreement is accelerated, would give rise to defaults under most or all of our other debt agreements. The Credit Agreement is guaranteed by most of our subsidiaries and is secured by most of our assets and the assets of our subsidiaries.

 Net Operating Loss Carryforwards.    We estimate that, as of December 31, 2004, we had approximately $525 million of reportable NOLs. These estimated NOLs expire in 2009 through 2020 and are subject to examination and adjustment by the IRS. In accordance with SOP 90-7, subsequent (post-bankruptcy) utilization by us of NOLs which existed at January 5, 2004 will be accounted for as reductions to goodwill and therefore, will only benefit cash flows due to reduced tax payments and will not benefit our tax provision for income taxes.

 Our history of recent operating losses (prior to reorganization benefits) and financial restructuring activities and our lack of substantial history of profitable operations subsequent to our emergence from bankruptcy have created uncertainty as to our ability to realize our NOLs and other deferred tax assets. Accordingly, we had a valuation allowance covering all of our net deferred tax assets at December 31, 2003 and substantially all of our net deferred tax assets at December 31, 2004 and March 31, 2005. As of December 31, 2004 and March 31, 2005 net deferred tax assets, after reduction for valuation allowance, represent our estimate of those net tax assets which are more likely than not to be realizable.

 Our utilization of NOLs became subject to limitation under Internal Revenue Code Section 382 upon emergence from bankruptcy, which affects the timing of the use of NOLs. At this time, we do not believe these limitations will materially limit our ability to use any NOLs before they expire. Furthermore, as of December 31, 2003, we had tax contingencies which created an uncertainty as to our ability to realize our NOLs. In addition to recording a full valuation allowance against all NOLs, we recorded this contingent liability of $23.2 million for taxes payable. During fiscal 2004, we received favorable guidance from the Internal Revenue Service which resolved this contingency, resulting in the reversal of the related liability and a reduction to goodwill (in accordance with SOP 90-7). See "Risk factor—Risks related to our business and industry—Certain future changes in the composition of our stockholder population could, in certain circumstances, limit our ability to use our tax net operating losses."

 Discontinued Operations.    APB 30 requires that the results of continuing operations be reported separately from those of discontinued operations for all periods presented and that any gain or loss from disposal of a segment of a business be reported in conjunction with the related results of discontinued operations. The operating results of the discontinued segments have been disclosed, net of income tax, in a separate income statement caption "—Discontinued operations—Income (loss) from discontinued operations." Our losses incurred to exit the discontinued operations are reflected, net of income tax, in the caption "—Discontinued operations—Loss on disposal of discontinued operations." The assets, liabilities and cash flows related to discontinued operations have not been segregated from continuing operations.

 As of March 31, 2005, we have taken the majority of the actions necessary to complete the disposal of, or shutting down of, our healthcare provider and franchising segments, our specialty managed healthcare segment, and our human services segment but still has certain estimated liabilities totaling approximately $3.3 million for various obligations.

 As part of the Plan of Reorganization and chapter 11 proceedings, we rejected certain leases for closed offices. As leases for closed offices were rejected, the net liability arising from such rejections was compared to the net liability already recorded by us, and the difference was recorded as a component of "Reorganization expense" in our statement of operations, in accordance with SOP 90-7.

 The remaining assets and liabilities of these discontinued segments are described more fully in Note 5—"Discontinued Operations" to the audited annual consolidated financial statements and Note F—"Discontinued Operations" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus. There can be no assurance that the reserves established will prove to be adequate. In the event that any future losses or expenses exceed the amount of reserves on the balance sheet, we will be required to record additional losses on disposal of discontinued operations or losses from discontinued operations in the consolidated statement of operations.

Recent Accounting Pronouncements

 In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51" ("FIN 46"). FIN 46 requires consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Historically, entities were generally consolidated by an enterprise when it had a controlling financial interest through ownership of a majority voting interest in the entity. The Reorganized Company early adopted the provisions of FIN 46 effective December 31, 2003. Early adoption of new accounting pronouncements is required by companies implementing the fresh start reporting provisions of SOP 90-7. Based on the guidance of FIN 46, the Reorganized Company determined that it is the primary beneficiary of Premier, a variable interest entity for which the Reorganized Company maintains a 50.0 percent voting interest. Consistent with the provisions of FIN 46, the Reorganized Company consolidated the balance sheet of Premier into the Reorganized Company's balance sheet as of December 31, 2003 and 2004. Through December 31, 2003, the Predecessor Company accounted for Premier under the equity method, whereby the Predecessor Company included its portion of Premier's earnings or loss in its consolidated statement of operations under the caption "Equity in (earnings) loss of unconsolidated subsidiaries." The creditors (or other beneficial interest holders) of Premier have no recourse to our general credit, as the primary beneficiary of Premier. The consolidation of Premier at December 31, 2003 increased total assets and total liabilities each by $43.2 million. The fair value of the accounts consolidated was equivalent to their book value at December 31, 2003.

In 2004, the Reorganized Company consolidated the results of operations of Premier in its consolidated statement of operations, which represented $253.0 million of net revenue for the fiscal year ended December 31, 2004.

 We currently measure compensation cost for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and disclose pro forma stock-based compensation under the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS 148"). Currently, we use the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required January 1, 2006 adoption of Statement 123 (revised 2004) "Share-Based Payment" ("SFAS 123R"). Since SFAS 123R must be applied not only to new awards but also to previously granted awards that are not fully vested on the Effective Date, compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123R. However, had SFAS 123R been adopted in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note A—"General" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus. SFAS 123R also requires the benefits of tax credits in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as permitted under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were immaterial.

Business

General overview

 We believe that we are the nation's largest provider of managed behavioral healthcare services, according to enrollment data reported in an industry trade publication entitled "Open Minds Yearbook of Managed Behavioral Health & Employee Assistance Program Market Share in the United States, 2002-2003" published by Open Minds Gettysburg, Pennsylvania, referred to as Open Minds. As of March 31, 2005, we had approximately 57.7 million covered lives under managed behavioral healthcare contracts.

 We manage behavioral health benefit plans for approximately 1,600 customers, including small, medium and large health plans, among them a significant number of Blue Cross/Blue Shield organizations; employers, including corporations, federal, state and local governmental agencies; and various state Medicaid programs. Based on the customers we serve, we operate in the following segments: (i) Health Plan Solutions; (ii) Employer Solutions; (iii) Public Sector Solutions; and (iv) Corporate and Other. We offer a full range of managed care services that are designed to contain behavioral healthcare costs and provide comprehensive behavioral healthcare coverage. We provide high quality, cost efficient behavioral healthcare services for our members, which include maintenance of provider networks, coordination of care, utilization review, hospital inpatient care management, outpatient care management and employee assistance programs.

 We believe we have the largest and most comprehensive behavioral healthcare provider network in the United States. We coordinate and manage the delivery of behavioral healthcare treatment services through our network of approximately 63,000 behavioral healthcare professionals, which includes psychiatrists, psychologists, licensed clinical social workers, marriage and family therapists and licensed clinical professional counselors. The treatment services provided through our provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. We do not own any provider of, and generally do not directly provide, treatment services.

Our industry

 According to the final report, "Achieving the Promise: Transforming Mental Health Care in America," issued by the President's New Freedom Commission on Mental Health (established on April 29, 2002 by Executive Order 13263), referred to as the Commission Report, approximately 5 to 7 percent of adults in a given year have a "serious mental illness," defined as any diagnosable mental disorder that affects work, home or other areas of social functioning; and approximately 5 to 9 percent of children have a "serious emotional disturbance" defined as any diagnosable mental disorder (in a child under 18) that severely disrupts social, academic and emotional functioning. In addition, according to the Commission Report, mental illness ranks first among all diseases in terms of causing disability in the United States, Canada and Western Europe. In 1997, the latest year for which comparable data is available, spending in the United States on the treatment of mental illness totaled almost $71 billion. In addition, the Commission Report states that the annual economic, indirect cost of mental illness is estimated to be $79 billion, of which approximately $63 billion represents the loss of productivity as a result of illnesses.

 Managed behavioral healthcare companies such as ours focus on matching an appropriate level of specialist care and treatment setting with the behavioral health treatment needs of the patient to provide care in a cost-efficient manner while improving early access to care and utilizing the most modern and effective treatments. According to Open Minds, the total number of covered beneficiaries of behavioral healthcare services was approximately 227.1 million in 2002. Open Minds divides the managed behavioral healthcare industry as of January 2002 into the following categories of care, based on services provided, extent of care management and level of risk assumption:

Category of Care	Beneficiaries	Percent of Total

	(In Millions)
Risk-Based Network Products	58.6	25.8%
Employee Assistance Programs (EAPs)	62.8	27.7
Integrated Products	17.4	7.6
Utilization Review/Care Management Products	42.9	18.9
Non-Risk-Based Network Products	45.4	20.0

Total	227.1	100.0%

 The following is a summary of each of these categories of care as defined by Open Minds:

Risk-Based Network Products

 Under risk-based network products, the managed behavioral healthcare company manages the delivery of behavioral healthcare treatment services through a contracted network of behavioral healthcare providers and assumes all or a portion of the responsibility for the cost of providing such services. Most of these programs have payment arrangements in which the managed care company receives a fixed fee per member per month (that varies depending on the profile of the beneficiary population). Under these products, the managed behavioral healthcare company not only reviews and monitors a course of treatment, but also arranges and pays for the provision of patient care, usually through a network of specialized providers and facilities that is contracted and managed by the managed care company. This product generally provides higher net revenue for the managed behavioral healthcare company, due to the fact that it bears the financial responsibility for the cost of delivering care. Our risk-based products are risk-based network products (as defined by Open Minds).

Employee Assistance Programs (EAPs)

 An EAP is a product sold directly to employers that is designed to assist in the early identification and resolution of productivity problems associated with behavioral conditions or other personal concerns of employees and their dependants. Under an EAP, staff or network providers or other affiliated clinicians provide assessment and referral services to employee beneficiaries and their dependants. These services consist of evaluating a beneficiary's needs and, if indicated, providing limited counseling and/or identifying an appropriate provider, treatment facility or other resource for more intensive treatment services. The EAP industry developed largely out of employers' efforts to combat alcoholism and substance abuse problems afflicting workers. Many businesses have expanded beyond alcoholism and drug abuse treatment programs in the workplace to cover a wider spectrum of personal problems experienced by workers and their families, such as depression and anxiety disorders. As a result, EAP products now typically include consultation services, evaluation and referral services and employee education and outreach services and employers increasingly regard EAPs as an important component in the continuum of behavioral healthcare services. We categorize our products within this segment of the managed behavioral healthcare industry (as defined by Open Minds) as risk-based products.

Integrated EAP/Managed Behavioral Healthcare Products

 Integrated Products combine the preventive and early intervention EAP products with the more comprehensive managed behavioral healthcare programs. Integrated products offer employers comprehensive management and treatment of all aspects of behavioral healthcare. The managed behavioral healthcare program component of the Integrated Product can be risk-based or non-risk-based. We categorize our products within this segment of the managed behavioral healthcare industry (as defined by Open Minds) as risk-based products.

Utilization Review/Care Management Products

 Under utilization review/care management products, a managed behavioral healthcare company manages and often arranges for treatment, but does not maintain a network of providers or assume any of the responsibility for the cost of providing treatment services. We categorize our products within this segment of the managed behavioral healthcare industry (as it is defined by Open Minds) as ASO products.

Non-Risk-Based Network Products

 Under non-risk-based network products, the managed behavioral healthcare company manages the delivery of behavioral healthcare treatment services through a contracted network of behavioral healthcare providers but does not assume any of the responsibility for the cost of providing such services. Under these products, the managed care company provides a full array of managed care services, including selecting, credentialing and managing a network of providers, and performs utilization review, claims administration and care management functions. However, the customer remains responsible for the cost of providing the treatment services rendered. We categorize our products within this segment of the managed behavioral healthcare industry (as it is defined by Open Minds) as ASO products.

Our competitive strengths

 We believe we benefit from the following competitive strengths:

Industry leadership

 We believe that we are the largest provider of managed behavioral healthcare services in the United States, based on the enrollment data reported in Open Minds. We believe our leadership position in the industry reflects our strengths as described below and enhances our ability to: (i) continue to provide a consistent level of high quality, cost-efficient behavioral healthcare services; (ii) enter into agreements with healthcare plans, large corporations and public sector customers; and (iii) develop new products and service offerings in managed behavioral healthcare and related areas.

Broad product offering and nationwide provider network

 We provide a broad range of behavioral managed care services to our customers, from providing their members with information to better manage their conditions to sophisticated managed care programs. We develop highly customized solutions and systems that allow us to administer behavioral health plans with various benefit designs, features and requirements for health plan, employer and public sector customers.

 Our managed behavioral healthcare network consists of approximately 63,000 behavioral healthcare providers in all 50 U.S. states and Puerto Rico. Additionally, we recently introduced several product enhancements and new products that we believe will allow us to solidify our relationships with existing customers and establish new customer relationships. We believe that the combination of our broad product offerings, our comprehensive behavioral healthcare provider network and product innovation distinguishes us from our competitors, allows us to meet our customers' needs for behavioral managed healthcare on a nationwide basis and positions us to capture additional revenue opportunities resulting from the continued growth of the behavioral managed healthcare industry.

Strong customer relationships

 We believe that the breadth of our customer relationships is attributable to our broad product offerings, nationwide provider network, commitment to quality care and ability to manage behavioral healthcare costs effectively. Our customers include small, medium and large health plans, among them a significant number of Blue Cross/Blue Shield organizations; employers, including corporations, federal, state and local governmental agencies; and various state Medicaid programs. We believe our track record of successfully managing behavioral healthcare programs on behalf of our customers will allow us to win new business opportunities with existing clients as we introduce new value-added products and services, including disease management and behavioral pharmaceutical management.

Experienced management team

 Our senior management team has substantial experience in the health care industry. Steven Shulman, our Chairman and Chief Executive Officer, has over 31 years of experience, and Dr. René Lerer, our President and Chief Operating Officer, has over 20 years of experience in the managed care industry. Our senior management team operates as a cohesive group with complementary skills and has a strong track record of effectively managing and growing highly successful companies in the healthcare industry. Our senior management team has established a vast network of relationships in the industry that provide unique opportunities for organic growth and future acquisition opportunities.

Strong financial condition

 We actively manage our business to generate strong financial performance. We have built and maintain a highly efficient operating infrastructure which has allowed us to become a cost efficient provider of comprehensive behavioral healthcare services for our customers. As a result, since January 2004, we have demonstrated strong financial performance, generated consistent and growing cash flows, and have been able to achieve unrestricted cash and investment balances that exceed our debt. Our strong balance sheet has given us the flexibility to dedicate resources to explore new business opportunities and develop new products.

Our business strategy

 We intend to pursue the following growth strategies:

Continue to manage costs effectively

 We intend to continue leveraging our operating infrastructure, identifying operating efficiencies and managing our provider networks to deliver high quality, cost efficient care to our customers. We have reduced our administrative costs and improved customer service by consolidating service centers, enhancing corporate overhead efficiency, consolidating claims processing systems, improving technologies supporting our administrative functions, such as claims processing and call centers, and instituting other operational and business efficiencies, implementing best practices across the organization and by standardizing and consolidating processes as appropriate. As a result, since the management team led by Mr. Shulman took over leadership of the company, we have been able to reduce our direct service costs and administrative costs as a percentage of sales.

Leverage our market position to grow our core businesses

 We believe we are positioned to grow membership, revenues and earnings over the long term as a result of our economies of scale, large customer base, proven behavioral health expertise and leading market position. We expect our organic growth to be driven by expansion of our membership base, rate increases and expanding opportunities in the public sector market. As individual state and local governments experience budgetary constraints due to escalating healthcare cost, we have observed greater interest from the state and local governments in engaging managed care providers to manage healthcare services for their Medicaid programs, including behavioral healthcare services. Given our strong experience and market leadership in behavioral healthcare industry, we believe that we are in a good position to compete for these new public sector opportunities.

Expand into new products and markets

 We are exploring opportunities to expand our business including the enhancement of existing products and development of new products within as well as outside of our current business lines. We are currently developing several new products, which we expect to substantially contribute to our long term growth and further strengthen our market position. These products represent strong growth opportunities going forward, and include Behavioral Disease Management, Obesity Management, Behavioral Pharmaceutical Management and Med/Psych Integration. The development of these products is part of our longer term strategy to develop a comprehensive disease management offering. We expect to leverage our extensive customer relationships to introduce and demonstrate the value of these programs.

 Recently, the disease management industry has emerged as a mechanism to provide effective care for the treatment of chronic medical conditions, improve health status of the members and reduce healthcare costs of the payers. Disease management companies utilize predictive modeling tools to identify and target members that are at risk for a health problem, develop and implement evidence-based clinical guidelines and coordinate care for the members. We believe that effective disease management programs are driven by behavior modification and that with our expertise in behavioral healthcare management, we are well positioned to develop the next generation of disease management programs that focus on modification and management of members' behavior in order to make them better informed and more efficient healthcare consumers.

 As the first step in this long term strategy, we have developed the following products:

 Behavioral Disease Management—We have initiated a disease management program focused on active management of behavioral health conditions, such as depression, anxiety, and substance abuse. Following the introduction of this program in January 2005 to certain of our current at-risk customers, we are already providing services to approximately 3 million members. We currently anticipate that we will have approximately 6 to 7 million members enrolled in this program by the end of 2005. While we are not collecting separate fees for this program at this time, we expect to derive financial benefit through lower cost of care to at-risk members. More importantly, we intend to use this program as a platform to build a full-scale disease management program.

 Obesity Management—We have developed and are actively marketing an obesity management program that helps members lose weight and helps employers and health plans manage rising costs associated with obesity and bariatric surgery. Our tiered approach to obesity management includes weight management tools and support, education assessment and referral to the network of specially trained professionals and pre and post-bariatric surgery counseling.

 Behavioral Pharmaceutical Management—We have developed and are actively marketing a behavioral pharmaceutical management program with the objectives of materially reducing the prescription of behavioral drugs that depart from standard clinical guidelines and improving members' compliance with the therapeutically appropriate behavioral medications within these guidelines. Our program involves identification of such departures using sophisticated internally developed analytical tools and subsequent management through mail, peer to peer and mail/phone intervention.

 Med/Psych Integration—We have developed and are actively marketing a Med/Psych Integration program that proactively targets and integrates the care for patients who have both a chronic medical and behavioral condition. Our studies of patients who had both medical and behavioral conditions, such as cancer and depression, have demonstrated a significant reduction in overall healthcare costs when their care was managed through our programs.

Leverage our strong financial position to grow through acquisitions

 We continually evaluate opportunities to strategically leverage our financial position to acquire businesses that are complementary to our existing operations, that could accelerate our entrance into new markets, or that could leverage our existing customer relationships, leading to growth in revenues and earnings. We will continue to evaluate potential acquisitions based on internally developed criteria. In the past, members of our management team have demonstrated the ability to grow a company through strategic acquisitions. We believe we can successfully integrate acquisitions, expand breadth of services and improve operations of acquired businesses.

Managed Behavioral Healthcare Products and Services

General

 The following table sets forth the approximate number of covered lives as of September 30, 2002, December 31, 2001, 2002, 2003 and 2004 and March 31, 2004 and 2005. The table also shows net revenue for the fiscal years ended September 30, 2002, December 31, 2003, the three months ended December 31, 2001 and 2002, the fiscal year ended December 31, 2004 and the three months ended March 31, 2004 and 2005, for the types of managed behavioral healthcare programs offered by us:

	Predecessor Company
Programs	Covered Lives	Percent	Net Revenue	Percent

	(in millions, except percentages)
Fiscal Year ended September 30, 2002
Risk-Based products(1)	34.5	55.3%	$1,537.9	87.7%
ASO products	27.9	44.7	215.2	12.3

Total	62.4	100.0%	$1,753.1	100.0%

Fiscal Year ended December 31, 2003
Risk-Based products(1)	29.5	50.3%	$1,292.5	85.6%
ASO products	29.1	49.7	218.2	14.4

Total	58.6	100.0%	$1,510.7	100.0%

Three Months ended December 31, 2001(2)
Risk-Based products(1)	37.1	57.4%	$390.3	87.7%
ASO products	27.5	42.6	54.5	12.3

Total	64.6	100.0%	$444.8	100.0%

Three Months ended December 31, 2002
Risk-Based products(1)	33.6	54.1%	$388.7	87.2%
ASO products	28.5	45.9	57.2	12.8

Total	62.1	100.0%	$445.9	100.0%

	Reorganized Company
	Covered Lives	Percent	Net Revenue	Percent

	(in millions, except percentages)
Fiscal Year ended December 31, 2004
Risk-Based products(1)	27.9	48.9%	$1,583.9	88.2%
ASO products	29.2	51.1	211.5	11.8

Total	57.1	100.0%	$1,795.4	100.0%

Three Months ended March 31, 2004(2)
Risk-Based products(1)	28.8	49.6%	$386.3	87.8%
ASO products	29.3	50.4	53.9	12.2

Total	58.1	100.0%	$440.2	100.0%

Three Months ended March 31, 2005(2)
Risk-Based products(1)	27.5	47.7%	$402.3	88.8%
ASO products	30.2	52.3	50.5	11.2

Total	57.7	100.0%	$452.8	100.0%

(1)
Includes Risk-Based Network Products, EAPs and Integrated Products.

(2)
Amounts are unaudited.

 The number of covered lives fluctuates based on several factors, including the number of contracts entered into by us and changes in the number of employees, subscribers or enrollees of our customers covered by such contracts.

Segments

General

 The following table sets forth the approximate number of covered lives as of September 30, 2002, December 31, 2001, 2002, 2003 and 2004 and March 31, 2004 and 2005 and the net revenue for the fiscal years ended September 30, 2002, December 31, 2003, the three months ended December 31, 2001 and 2002, the fiscal year ended December 31, 2004 and the three months ended March 31, 2004 and 2005, in each of our behavioral customer segments as to each of which, together with our "Corporate and Other" segment, we report segment financial information. The business activities of our behavioral customer segments are described below. In certain limited cases, customer contracts that would otherwise meet the definition of one segment are managed and reported internally in another segment, in which cases the membership and financial results of such contracts are reflected in the segment in which it is reported internally.

	Predecessor Company
Programs	Covered Lives	Percent	Net Revenue	Percent

	(in millions, except percentages)
Fiscal Year ended September 30, 2002
Health Plan Solutions	42.1	67.5%	$1,013.1	57.8%
Employer Solutions	17.1	27.4	188.7	10.8
Public Sector Solutions	3.2	5.1	551.3	31.4

Total	62.4	100.0%	$1,753.1	100.0%

Fiscal Year ended December 31, 2003
Health Plan Solutions	41.2	70.3%	$870.5	57.6%
Employer Solutions	14.7	25.1	159.0	10.5
Public Sector Solutions	2.7	4.6	481.2	31.9

Total	58.6	100.0%	$1,510.7	100.0%

Three Months ended December 31, 2001(1)
Health Plan Solutions	44.6	69.0%	$270.1	60.7%
Employer Solutions	17.0	26.3	45.9	10.3
Public Sector Solutions	3.0	4.7	128.8	29.0

Total	64.6	100.0%	$444.8	100.0%

Three Months ended December 31, 2002
Health Plan Solutions	41.7	67.2%	$245.6	55.1%
Employer Solutions	16.9	27.2	46.7	10.5
Public Sector Solutions	3.5	5.6	153.6	34.4

Total	62.1	100.0%	$445.9	100.0%

	Reorganized Company
	Covered Lives	Percent	Net Revenue	Percent

	(in millions, except percentages)
Fiscal Year ended December 31, 2004
Health Plan Solutions	41.7	73.0%	$904.9	50.4%
Employer Solutions	13.4	23.5	135.7	7.6
Public Sector Solutions	2.0	3.5	754.8	42.0

Total	57.1	100.0%	$1,795.4	100.0%

Three Months ended March 31, 2004(1)
Health Plan Solutions	41.8	71.9%	$223.1	50.7%
Employer Solutions	13.6	23.4	35.3	8.0
Public Sector Solutions	2.7	4.7	181.8	41.3

Total	58.1	100.0%	$440.2	100.0%

Three Months ended March 31, 2005(1)
Health Plan Solutions	42.3	73.3%	$224.9	49.7%
Employer Solutions	13.4	23.2	31.7	7.0
Public Sector Solutions	2.0	3.5	196.2	43.3

Total	57.7	100.0%	$452.8	100.0%

(1)
Amounts are unaudited.

 See Note 16—"Business Segment Information" to the audited annual consolidated financial statements and Note I—"Business Segment Information" to the unaudited quarterly consolidated financial statements incorporated by reference in the accompanying prospectus for additional segment financial information, such as segment profit and identifiable assets by segment.

Health Plan Solutions

 Our Health Plan Solutions segment generally reflects managed behavioral healthcare services provided under contracts with managed care companies, health insurers and other health plans. This segment's contracts encompass both risk-based and ASO contracts. Although certain health plans provide their own managed behavioral healthcare services, many health plans "carve out" behavioral healthcare from their general healthcare services and subcontract such services to managed behavioral healthcare companies such as us. In the Health Plan Solutions segment, our members are the beneficiaries of the health plan (the employees and dependents of the customer of the health plan), for which the behavioral healthcare services have been carved out to us.

Employer Solutions

 Our Employer Solutions segment generally reflects the provision of EAP services, managed behavioral healthcare services and integrated products under contracts with employers, including corporations and governmental agencies, and labor unions. This segment's managed behavioral healthcare services are primarily ASO products.

Public Sector Solutions

 Our Public Sector Solutions segment generally reflects managed behavioral healthcare services provided to Medicaid recipients under contracts with state and local governmental agencies. This segment's contracts encompass both risk-based and ASO contracts. See "Risk factors—Risks related to our business and industry—Dependence on Government Spending for Managed Healthcare—We can be adversely affected by changes in federal, state and local healthcare policies"; "—Possible Impact of Healthcare Reform—Healthcare reform can significantly reduce our net revenue or profitability" and "—Government Regulation—We are subject to substantial government regulation and scrutiny, which increase our costs of doing business and could adversely affect our profitability."

Customer Contracts

 Our contracts with customers typically have terms of one to three years, and in certain cases contain renewal provisions (at the customer's option) for successive terms of between one and two years (unless terminated earlier). Substantially all of these contracts may be immediately terminated with cause and many are terminable without cause by the customer or us either upon the giving of requisite notice and the passage of a specified period of time (typically between 60 and 180 days) or upon the occurrence of other specified events. In addition, our contracts with federal, state and local governmental agencies generally are conditioned on legislative appropriations. These contracts generally can be terminated or modified by the customer if such appropriations are not made. Our contracts generally provide for payment of a per member per month fee to us. See "Risk factors—Risks related to our business and industry—Risk-Related Products—Because we provide services at a fixed fee, if we are unable to accurately predict and control behavioral healthcare costs, our profitability could decline" and "—Reliance on Customer Contracts—Our inability to renegotiate or extend expiring or terminated customer contracts, could adversely affect our liquidity, profitability and financial condition."

Provider Network

 Our managed behavioral healthcare and EAP treatment services are provided by a network of third party providers, including behavioral healthcare professionals and facilities. The number and type of providers in a particular area depend upon customer preference, site, geographic concentration and demographic composition of the beneficiary population in that area. Network behavioral healthcare professionals include a variety of specialized behavioral healthcare personnel, such as psychiatrists, psychologists, licensed clinical social workers, substance abuse counselors and other professionals. Network facilities include psychiatric hospitals, residential treatment facilities and other treatment facilities.

 Our managed behavioral healthcare network consists of approximately 63,000 behavioral healthcare professionals, including facility locations, providing various levels of care nationwide. Our network providers are almost exclusively independent contractors located throughout the local areas in which our customers' beneficiary populations reside. Network providers work out of their own offices, although our personnel are available to assist them with consultation and other needs. Network providers include both individual practitioners, as well as individuals who are members of group practices or other licensed centers or programs. Network providers typically execute standard contracts with us under which they are paid on a fee-for-service basis. In some limited cases, network providers are paid on a "case rate" basis, whereby the provider is paid a set rate for an entire course of treatment, or on a per member per month basis or other risk-sharing arrangement.

 Our managed behavioral healthcare network also includes contractual arrangements with third party treatment facilities, including inpatient psychiatric and substance abuse hospitals, intensive outpatient facilities, partial hospitalization facilities, community health centers and other community based facilities, rehabilitative and support facilities and other intermediate care and alternative care facilities or programs. This variety of facilities enables us to offer patients a full continuum of care and to refer patients to the most appropriate facility or program within that continuum. Typically, we contract with facilities on a per diem or fee-for-service basis and, in some limited cases, on a "case rate" or capitated basis. The contracts between us and inpatient and other facilities typically are for one-year terms and are terminable by us or the facility upon 30 to 120 days' notice.

Joint Ventures

 We currently own a 50.0 percent interest in Premier Behavioral Systems of Tennessee, LLC, or Premier, which was formed to manage behavioral healthcare benefits for a certain portion of the State of Tennessee's TennCare program. In addition, we contract with Premier to provide certain services to the joint venture. Through fiscal 2003, we accounted for our investment in Premier using the equity method. Effective December 31, 2003, in connection with the implementation of fresh start reporting, the Reorganized Company early adopted the Financial Accounting Standards

Board's, ("FASB"), Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51", ("FIN 46"), under which the Reorganized Company has consolidated the balance sheet of Premier in its consolidated balance sheet as of December 31, 2003. Beginning in fiscal 2004, the Reorganized Company has consolidated the results of operations of Premier in its consolidated statement of operations. The creditors (or other beneficial interest holders) of Premier have no recourse to our general credit, as the primary beneficiary of Premier. See further discussion of FIN 46 in "Management's discussion and analysis of financial condition and results of operations—Recent Accounting Pronouncements." See Note 4—"Acquisitions and Joint Ventures" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for further information on Premier.

 We currently own a 37.5 percent interest in Royal Health Care, LLC, or Royal. Royal is a managed services organization that receives management fees for the provision of administrative, marketing, management and support services to managed care organizations. Royal does not provide any services to us. We account for our investment in Royal using the equity method. See Note 4—"Acquisitions and Joint Ventures" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for further information on Royal.

 Prior to October 29, 2002, we were a 50.0 percent partner with ValueOptions, Inc. in the Choice Behavioral Health Partnership, or Choice, a managed behavioral healthcare company. Choice derived all of its revenues from a subcontract with a health plan under which it provided managed behavioral healthcare services to TRICARE beneficiaries. TRICARE was formerly known as the Civilian Health and Medical Program of the Uniformed Services (CHAMPUS). We accounted for our investment in Choice using the equity method of accounting with our share of net income or loss of Choice recognized in the statement of operations. See Note 4—"Acquisitions and Joint Ventures" to the audited annual consolidated financial statements incorporated by reference in the accompanying prospectus for additional discussion of Choice.

Competition

 Our business is highly competitive. We compete with other managed behavioral healthcare organizations as well as with insurance companies, HMOs, PPOs, third party administrators, or TPAs, independent practitioner associations, or IPAs, multi-disciplinary medical groups and other managed care companies. Many of our competitors, particularly certain insurance companies and HMOs, are significantly larger and have greater financial, marketing and other resources than us, and some of our competitors provide a broader range of services. We may also encounter competition in the future from new market entrants. In addition, some of our customers that are managed care companies may seek to provide managed behavioral healthcare services directly to their subscribers, rather than by contracting with us for such services. Because of these factors, we do not expect to be able to rely solely on price increases to achieve net revenue growth and expects to continue experiencing pricing pressures. Also, we were adversely affected in our ability to successfully compete in certain circumstances during our financial restructuring process.

Insurance

 We have continuously maintained a program of insurance coverage for a broad range of risks in our business. As part of this program of insurance, we are self-insured for a portion of our general and current professional liability risks. Prior to July 1999, we maintained certain reserves related primarily to the professional liability risks of our healthcare provider segment arising prior to the sale of our domestic acute-care psychiatric hospitals and residential treatment facilities to Crescent Real Estate Equities in fiscal 1997. On July 2, 1999, we transferred our remaining medical malpractice claims portfolio, referred to as the Loss Portfolio Transfer, to a third-party insurer for approximately $22.3 million. The Loss Portfolio Transfer was funded from assets restricted for settlement of unpaid claims. The insurance limit obtained through the Loss Portfolio Transfer for future medical malpractice claims is $26.3 million. We continually evaluate the adequacy of these insured limits and management believes these amounts are sufficient; however, there can be no assurance in that regard.

 We currently have general, professional and managed care liability insurance policies with unaffiliated insurers expiring on June 17, 2005. We intend to renew these insurance policies for a one year period, consistent with past practice. The general liability policies are written on an "occurrence" basis, subject to a $0.1 million per claim un-aggregated self-insured retention. The professional liability and managed care errors and omissions liability policies are written on a "claims-made" basis, subject to a $1.25 million per claim ($10.0 million per class action claim) un-aggregated self-insured retention for managed care liability, and a $0.1 million per claim un-aggregated self-insured retention for professional liability. We also purchase excess liability coverage in an amount that management believes to be reasonable for the size and profile of the organization. See "Risk Factors—Risks related to our business and industry—Professional Liability and Other Insurance—Claims brought against us that exceed the scope of our liability coverage or denial of coverage could materially and adversely affect our profitability and financial condition," for a discussion of the risks associated with our insurance coverage.

Customers

 Our customers include Blue Cross/Blue Shield organizations, national HMOs and mid-sized insurers, large corporations and various federal, state and local government agencies. Our ten largest customers accounted for 61.6 percent, 70.3 percent and 73.8 percent of our net revenue in the fiscal years ended December 31, 2003 and 2004, and the three months ended March 31, 2005, respectively. Net revenues from the Aetna contract and the TennCare program, our two largest customers, each exceeded 10.0 percent of consolidated net revenues for the fiscal years ended December 31, 2003 and 2004. The loss of either or both of these contracts could materially reduce our net revenue and have a material adverse effect on our liquidity, profitability and financial condition. Our contract with Aetna will terminate on December 31, 2005. For a discussion of the risks associated with the loss of our customer contracts, see "Risk factors—Risks related to our business and industry—Reliance on Customer Contracts—Our inability to renew, extend or replace expiring or terminated customer contracts could adversely affect our liquidity, profitability and financial condition."

Employees

 At March 31, 2005, we had approximately 4,300 full-time and part-time employees. The following table presents the approximate number of employees employed in each of our segments as of March 31, 2005:

Health Plan Solutions	1,650
Employer Solutions	840
Public Sector Solutions	370
Corporate and Other(1)	1,440

Total	4,300

(1)
Includes employees in claims, network and after-hours departments, supporting and servicing our other operating segments. The cost of these departments is allocated to our other operating segments in accordance with the level of service and support provided.

 We have collective bargaining agreements with unions applicable to approximately 30 of our employees. We believe that our overall relations with our employees are satisfactory.

Government Regulation

General

 The managed behavioral healthcare industry is subject to extensive and evolving state and federal regulation. We are subject to certain state laws and regulations, including those governing the licensing of insurance companies, HMOs, PPOs, TPAs and companies engaged in utilization review. In addition, we are subject to regulations concerning the licensing of healthcare professionals, including restrictions on business corporations from providing, controlling or exercising excessive influence over behavioral healthcare services through the direct employment of psychiatrists or, in certain states, psychologists and other behavioral healthcare professionals. These laws and regulations vary considerably among states and we may be subject to different types of laws and regulations depending on the specific regulatory approach adopted by each state to regulate the managed care business and the provision of behavioral healthcare treatment services. In addition, we are subject to certain federal laws as a result of the role we assume in connection with managing our customers' employee benefit plans. The regulatory scheme generally applicable to our managed behavioral healthcare operations is described in this section. The subjects of these regulations include Medicare and Medicaid fraud and abuse.

 We believe our operations are structured to comply in all material respects with applicable laws and regulations and that we have received all licenses and approvals that are material to the operation of the business. However, regulation of the managed healthcare industry is constantly evolving, with new legislative enactments and regulatory initiatives at the state and federal levels being implemented on a regular basis. Consequently, it is possible that a court or regulatory agency may take a position under existing or future laws or regulations, or as a result of a change in the interpretation thereof, that such laws or regulations apply to us in a different manner than we believe such laws or regulations apply. Moreover, any such position may require significant alterations to our business operations in order to comply with such laws or regulations, or interpretations thereof. Expansion of our business to cover additional geographic areas, to serve different types of customers, to provide new services or to commence new operations could also subject us to additional license requirements and/or regulation.

Licenses

 Certain regulatory agencies having jurisdiction over us possess discretionary powers when issuing or renewing licenses or granting approval of proposed actions such as mergers, a change in ownership, transfer or assignment of licenses and certain intra corporate transactions. One or multiple agencies may require as a condition of such license or approval that we cease or modify certain of our operations or modify the way it operates in order to comply with applicable regulatory requirements or policies. In addition, the time necessary to obtain a license or approval varies from state to state, and difficulties in obtaining a necessary license or approval may result in delays in our plans to expand operations in a particular state and, in some cases, lost business opportunities. In recent years, in response to governmental agency inquiries or discussions with regulators, we have determined to seek licensing as a single service HMO, TPA or utilization review agent in one or more jurisdictions. Compliance activities, mandated changes in our operations, delays in the expansion of our business or lost business opportunities as a result of regulatory requirements or policies could have a material adverse effect on us.

Insurance, HMO and PPO Activities

 To the extent that we operate or are deemed to operate in one or more states as an insurance company, HMO, PPO or similar entity, we may be required to comply with certain laws and regulations that, among other things, may require us to maintain certain types of assets and minimum levels of deposits, capital, surplus, reserves or net worth. In many states, entities that assume risk under contracts with licensed insurance companies or HMOs have not been considered by state regulators to be conducting an insurance or HMO business. As a result, we have not sought licenses as either an insurer or HMO in certain states. The National Association of Insurance Commissioners, or the NAIC, has undertaken a comprehensive review of the regulatory status of entities arranging for the provision of healthcare services through a network of providers that, like us, may assume risk for the cost and quality of healthcare services, but that are not currently licensed as an HMO or similar entity. As a result of this review, the NAIC developed a "health organizations risk-based capital" formula, designed specifically for managed care organizations, that establishes a minimum amount of capital necessary for a managed care organization to support its overall operations, allowing consideration for the organization's size and risk profile. The NAIC also adopted a model regulation in the area of health plan standards, which could be adopted by individual states in whole or in part, and could result in us being required to meet additional or new standards in connection with our existing operations. Certain states, for example, have adopted regulations based on the NAIC initiative, and as a result, we have been subject to certain minimum capital requirements in those states. Certain other states, such as Maryland, Texas, New York and New Jersey, have also adopted their own regulatory initiatives that subject entities such as our subsidiaries to regulation under state insurance laws. This includes, but is not limited to, requiring adherence to specific financial solvency standards. State insurance laws and regulations may limit our ability to pay dividends, make certain investments and repay certain indebtedness. Being licensed as an insurance company, HMO or similar entity could also subject us to regulations governing reporting and disclosure, mandated benefits, rate setting and other traditional insurance regulatory requirements. PPO regulations to which we may be subject may require us to register with a state authority and provide information concerning our operations, particularly relating to provider and payor contracting. The imposition of such requirements could increase our cost of doing business and could delay our conduct or expansion of our business in some areas. The licensing process under state insurance laws can be lengthy and, unless the applicable state regulatory agency allows us to continue to operate while the licensing process is ongoing, we could experience a material adverse effect on our operating results and financial condition while our license application is pending. In addition, failure to obtain and maintain required licenses typically also constitutes an event of default under our contracts with our customers. The loss of business from one or more of our major customers as a result of such an event of default or otherwise could have a material adverse effect on us.

 Regulators may impose operational restrictions on entities granted licenses to operate as insurance companies or HMOs. For example, the California Department of Managed Health Care imposed certain restrictions on us in connection with the issuance of an approval of our acquisitions of HAI and Merit, including restrictions on the ability of the California subsidiaries of HAI and Merit to fund our operations in other states and on our ability to make certain operational changes with respect to the subsidiaries of HAI and Merit in California.

 In addition, regulators of certain of our subsidiaries may exercise certain discretionary rights under regulations including increasing our supervision of such entities, requiring additional restricted cash or other security or seizing or otherwise taking control of the assets and operations of such subsidiaries.

Utilization Review and Third Party Administrator Activities

 Numerous states in which we do business have adopted, or are expected to adopt, regulations governing entities engaging in utilization review and TPA activities. Utilization review regulations typically impose requirements with respect to the qualifications of personnel reviewing proposed treatment, timeliness and notice of the review of proposed treatment and other matters. TPA regulations typically impose requirements regarding claims processing and payments and the handling of customer funds. Utilization review and TPA regulations may increase our cost of doing business in the event that compliance requires us to retain additional personnel to meet the regulatory requirements and to take other required actions and make necessary filings. Although compliance with utilization review regulations has not had a material adverse effect on us, there can be no assurance that specific regulations adopted in the future would not have such a result, particularly since the nature, scope and specific requirements of such provisions vary considerably among states that have adopted regulations of this type.

 There is a trend among states to require licensing or certification of entities performing utilization review or TPA activities. However, certain federal courts have held that such licensing requirements are preempted by the Employment Retirement Income Security Act of 1974, referred to as ERISA. ERISA preempts state laws that mandate employee benefit structures or their administration, as well as those that provide alternative enforcement mechanisms. We believe that our TPA activities performed for our self-insured employee benefit plan customers are exempt from otherwise applicable state licensing or registration requirements based upon federal preemption under ERISA and have relied on this general principle in determining not to seek licenses for certain of our activities in many states. Existing case law is not uniform on the applicability of ERISA preemption with respect to state regulation of utilization review or TPA activities. There can be no assurance that additional licenses will not be required with respect to utilization review or TPA activities in certain states.

Licensing of Healthcare Professionals

 The provision of behavioral healthcare treatment services by psychiatrists, psychologists and other providers is subject to state regulation with respect to the licensing of healthcare professionals. We believe that the healthcare professionals who provide behavioral healthcare treatment on behalf of or under contracts with us and the case managers and other personnel of the health services business are in compliance with the applicable state licensing requirements and current interpretations thereof. However, there can be no assurance that changes in such state licensing requirements or interpretations thereof will not adversely affect our existing operations or limit expansion. With respect to our crisis intervention program, additional licensing of clinicians who provide telephonic assessment or stabilization services to individuals who are calling from out-of-state may be required if such assessment or stabilization services are deemed by regulatory agencies to be treatment provided in the state of such individual's residence. We believe that any such additional licenses could be obtained. However, there can be no assurance that such licensing requirements will not adversely affect our existing operations or limit expansion.

Prohibition on Fee Splitting and Corporate Practice of Professions

 The laws of some states limit the ability of a business corporation to directly provide, control or exercise excessive influence over behavioral healthcare services through the direct employment of psychiatrists, psychologists, or other behavioral healthcare professionals, who are providing direct clinical services. In addition, the laws of some states prohibit psychiatrists, psychologists, or other healthcare professionals from splitting fees with other persons or entities. These laws and their interpretations vary from state to state and enforcement by the courts and regulatory authorities may vary from state to state and may change over time. We believe that our operations as currently conducted are in material compliance with the applicable laws. However, there can be no assurance that our existing operations and our contractual arrangements with psychiatrists, psychologists and other healthcare professionals will not be successfully challenged under state laws prohibiting fee splitting or the practice of a profession by an unlicensed entity, or that the enforceability of such contractual arrangements will not be limited. We believe that we could, if necessary, restructure our operations to comply with changes in the interpretation or enforcement of such laws and regulations, and that such restructuring would not have a material adverse effect on our operations.

Direct Contracting with Licensed Insurers

 Regulators in several states in which we do business have adopted policies that require HMOs or, in some instances, insurance companies, to contract directly with licensed healthcare providers, entities or provider groups, such as IPAs, for the provision of treatment services, rather than with unlicensed intermediary companies. In such states, our customary model of contracting directly with our customers may need to be modified so that, for example, the IPAs (rather than us) contract directly with the HMO or insurance company, as appropriate, for the provision of treatment services. We intend to work with a number of these HMO customers to restructure existing contractual arrangements, upon contract renewal or in renegotiations, so that the entity, which contracts with the HMO directly, is an IPA. We do not expect this method of contracting to have a material adverse effect on our operations.

HIPAA

 Confidentiality and patient privacy requirements are particularly strict in the field of behavioral healthcare. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires the Secretary of the Department of Health and Human Services, or HHS, to adopt standards relating to the transmission, privacy and security of health information by healthcare providers and healthcare plans. In connection with HIPAA, we commissioned a dedicated HIPAA project management office to achieve compliance within the required timeframes. We believe we are currently in compliance with those provisions of HIPAA currently requiring compliance relating to transactions and code sets, privacy and the use of employer identification numbers. We have completed our review of the regulations relating to security and believe we are in compliance with the regulations' requirements. HIPAA's regulations regarding provider identifiers have a required compliance date of May 23, 2005, with which we believe we will comply. The health plan and individual identification number regulations have not yet been released. We intend to comply with such regulations as required.

Other Significant Privacy Regulation

 The privacy regulation under HIPAA generally does not preempt state law except under the following limited circumstances: (i) the privacy rights afforded under state law are contrary to those provided by HIPAA so that compliance with both standards is not possible and (ii) HIPAA's privacy protections are more stringent than the state law in question. Because many states have privacy laws that either provide more stringent privacy protections than those imposed by HIPAA or laws that can be followed in addition to HIPAA, we must address privacy issues under HIPAA and state law as well. While we have always been required to follow state privacy laws, we now have had to review these state laws against HIPAA to determine whether we must comply with standards established by both HIPAA and state law. In addition, HIPAA has created an increased awareness of the issues surrounding privacy, which may generate more state regulatory scrutiny in this area.

Regulation of Customers

 Regulations imposed upon our customers include, among other things, benefits mandated by statute, exclusions from coverage prohibited by statute, procedures governing the payment and processing of claims, record keeping and reporting requirements, requirements for and payment rates applicable to coverage of Medicaid and Medicare beneficiaries, provider contracting and enrollee rights and confidentiality requirements. Although we believe that such regulations do not, at present, materially impair our operations, there can be no assurance that such indirect regulation will not have a material adverse effect on us in the future.

ERISA

 Certain of our services are subject to the provisions of ERISA. ERISA governs certain aspects of the relationship between employer sponsored healthcare benefit plans and certain providers of services to such plans through a series of complex laws and regulations that are subject to periodic interpretation by the Internal Revenue Service, or the IRS, and the U.S. Department of Labor. In some circumstances, and under certain customer contracts, we may be expressly named as a "fiduciary" under ERISA, or be deemed to have assumed duties that make us an ERISA fiduciary, and thus be required to carry out our operations in a manner that complies with ERISA in all material respects. Although we believe that we are in material compliance with ERISA and that such compliance does not currently have a material adverse effect on our operations, there can be no assurance that continuing ERISA compliance efforts or any future changes to ERISA will not have a material adverse effect on us.

Other Proposed Legislation

 In the last five years, legislation has periodically been introduced at the state and federal levels providing for new healthcare regulatory programs and materially revising existing healthcare regulatory programs. Legislation of this type, if enacted, could materially adversely affect our business, financial condition or results of operations. Such legislation could include both federal and state bills affecting Medicaid programs which may be pending in, or recently passed by, state legislatures and which are not yet available for review and analysis. Such legislation could also include proposals for national health insurance and other forms of federal regulation of health insurance and healthcare delivery. It is not possible at this time to predict whether any such legislation will be adopted at the federal or state level, or the nature, scope or applicability to our business of any such legislation, or when any particular legislation might be implemented. No assurance can be given that any such federal or state legislation will not have a material adverse effect on us.

Other Regulation of Healthcare Providers

 Our business is affected indirectly by regulations imposed upon healthcare providers. Regulations imposed upon healthcare providers include provisions relating to the conduct of, and ethical considerations involved in, the practice of psychiatry, psychology, social work and related behavioral healthcare professions, accreditation, government healthcare program participation requirements, reimbursements for patient services, Medicare and Medicaid fraud and abuse and, in certain cases, the common law duty to warn others of danger or to prevent patient self-injury.

Properties

 We currently lease approximately 1.0 million square feet of office space comprising 44 offices in 23 states and Puerto Rico with terms expiring between May 2005 and January 2013. Our principal executive offices are located in Farmington, Connecticut, the lease of which expires in October 2005. After the expiration of this lease, we expect to relocate our principal executive offices to Avon, Connecticut under a new seven-year lease. We believe that our current facilities are suitable for and adequate to support the level of our present operations.

Legal Proceedings

 The management and administration of the delivery of managed behavioral healthcare services entails significant risks of liability. From time to time, we are subject to various actions and claims arising from the acts or omissions of our employees, network providers or other parties. In the normal course of business, we receive reports relating to suicides and other serious incidents involving patients enrolled in our programs. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against us or our network providers. Many of these actions and claims we receive seek substantial damages and therefore require the defendant to incur significant fees and costs related to their defense. To date, claims and actions against us alleging professional negligence have not resulted in material liabilities and we do not believe that any such pending action against us will have a material adverse effect on us. However, there can be no assurance that pending or future actions or claims for professional liability (including any judgments, settlements or costs associated therewith) will not have a material adverse effect on us.

 We are subject to or party to certain class action suits, litigation and claims relating to our operations and business practices. Except as otherwise provided under the Plan of Reorganization, litigation asserting claims against us and our subsidiaries that were parties to the chapter 11 proceedings for pre-petition obligations, referred to as the Pre-petition Litigation, was enjoined as of the Effective Date as a consequence of the confirmation of the Plan of Reorganization by the Bankruptcy Court. We believe that the Pre-petition Litigation claims constitute pre-petition general unsecured claims and, to the extent allowed by the Bankruptcy Court, would be resolved as Other General Unsecured Claims as defined by the Plan of Reorganization.

 In the opinion of management, we have recorded reserves that are adequate to cover litigation, claims or assessments that have been or may be asserted against us, and for which the outcome is probable and reasonably estimable. Management believes that the resolution of such litigation and claims will not have a material adverse effect on our financial position or results of operations; however, there can be no assurance in this regard.

Management

 The following persons are our executive officers and directors as of May 13, 2005:

Name	Position	Age

Steven J. Shulman	Chairman and Chief Executive Officer; Director	53
René Lerer, M.D.	President and Chief Operating Officer; Director	49
Mark S. Demilio	Chief Financial Officer	49
Daniel N. Gregoire	Chief Legal Officer, General Counsel and Secretary	49
Jeff D. Emerson	Chief Information Officer	57
Saul E. Burian	Director	41
Michael Diament	Director	36
Robert Haft	Director	52
Robert M. Le Blanc	Director	38
William J. McBride	Director	60
Michael P. Ressner	Director	56
Barry M. Smith	Director	51

 Steven J. Shulman is our Chairman of the Board and Chief Executive Officer. He became our Chief Executive Officer in December 2002 and Chairman of the Board on the Effective Date. Prior to joining Magellan, Mr. Shulman founded Internet HealthCare Group, or IHCG, an early stage healthcare technology venture fund, and served as its chairman and chief executive officer from 2000 to 2002. Prior to IHCG, he was employed by Prudential Healthcare, Inc. as its chairman, president and chief executive officer from 1997 to 1999. Prior thereto, Mr. Shulman co-founded Value Health, Inc., a New York Stock Exchange listed specialty managed healthcare company, and served as president of its Pharmacy and Disease Management Group and director from 1987 to 1996. From 1983 to 1986, Mr. Shulman was employed by CIGNA Healthplans as president of its East Central Division. Prior thereto, he served as director of medical economics for Kaiser Permanente from 1974 to 1982. Mr. Shulman is a member of the board of directors of Lumenos, a private consumer-driven healthcare company, Digital Insurance, a private employee benefit service company, RealMed, a private insurance software company, BenefitPoint Inc., a private insurance software company, and NDCHealth Corporation, a publicly-traded healthcare information services company.

 René Lerer, M.D. has served as our President and Chief Operating Officer since October 2003. He previously served as chief operating officer of Magellan since January 2003. Prior to joining Magellan, Dr. Lerer co-founded IHCG and served as its president from 1999 to 2002. Prior to IHCG, Dr. Lerer was employed by Prudential Healthcare, Inc. as its chief operating officer from 1997 to 1999. Prior thereto, Dr. Lerer was employed by Value Health, Inc., a New York Stock Exchange listed specialty managed healthcare company, and served as senior vice president—operations of its Pharmacy and Disease Management Group from 1995 to 1997. Prior thereto, Dr. Lerer was employed by Value Health Sciences as senior vice president of corporate development from 1992 to 1994. Dr. Lerer is a member of the board of directors of IHCG, an early stage healthcare technology venture fund, Digital Insurance, a private employee benefits service company, and RealMed, a private insurance software company.

 Mark S. Demilio became our Chief Financial Officer in October 2001. Mr. Demilio served as our Executive Vice President, Finance and Legal from December 2000 to October 2001 and as Executive Vice President, General Counsel from July 1999 to December 2000. Prior to joining Magellan, Mr. Demilio was with Youth Services International, Inc., a publicly traded company that managed residential treatment centers for behaviorally troubled youth and behavioral treatment programs in juvenile correction facilities, serving as executive vice president, business development and general counsel from March 1997 and Chief Financial Officer from June 1998. Prior thereto, Mr. Demilio was a partner with Miles & Stockbridge, a Baltimore, Maryland-based law firm. Mr. Demilio also serves on the board and the audit committee of Cosi, Inc., a NASDAQ-listed restaurant chain.

 Daniel N. Gregoire became our Chief Legal Officer, General Counsel and Secretary in January 2005. Mr. Gregoire was formerly executive vice president, general counsel and secretary of Oxford Health Plans, Inc., a New York Stock Exchange listed managed care company, from 2000 to 2004. Prior to joining Oxford, Mr. Gregoire was an attorney and shareholder with Sheehan Phinney Bass + Green, P.A., a Manchester, New Hampshire-based law firm from 1981 to 2000.

 Jeff D. Emerson became our Chief Information Officer in March 2003. Prior to joining us, Mr. Emerson served as president of CIGNA HealthCare's Mid-Atlantic Region from 2001 to 2002. Before joining CIGNA, from 1999 to 2001, he was chief operating officer of Digital Insurance, a start-up Internet broker of health and related insurance plans that he helped found. Prior thereto, Mr. Emerson served as president and chief executive officer of NYLCare Health Plans of the Mid-Atlantic, a managed care company, from 1987-1999. Prior thereto, he served as chief executive officer for the start-up operations of SkyTel, Inc., the first nationwide messaging network, from 1986 to 1987. Mr. Emerson has also served previously in a variety of leadership positions with Informatics General Corporation, a software and computer services company, Stentran Systems, Inc., a computer information services company, and Boeing Computer Services.

 Saul E. Burian is a managing director in the New York office of Houlihan, Lokey, Howard & Zukin, or Houlihan, an investment banking and advisory firm, and splits his practice between Restructuring Advisory and Distressed M&A. Mr. Burian has served as a director of Houlihan since March 2001 and he presently manages its Distressed M&A Northeast Region. From 1988 through February 2001, Mr. Burian was a partner of the New York law firm, Kramer Levin Naftalis & Frankel LLP and specialized in the area of creditors' rights and bankruptcy. He has been a member of the committee on bankruptcy and corporate reorganization of the Association of the Bar of the City of New York and has been approved by the chief bankruptcy judge of the Southern District of New York to serve as a court-certified bankruptcy mediator. Mr. Burian is a member of the City of New Rochelle Waterfront Commission, and a director of the New York Chapter of the Turnaround Management Association and of S/A/R Academy of Riverdale.

 Michael Diament is a portfolio manager and director of bankruptcies and restructurings for Renegade Swish, LLC which, through various contractual agreements, provides personnel services to Amalgamated Gadget, LP, the investment manager for R2 Investments, LDC. From January 2001 to December 2002, Mr. Diament served as portfolio manager for Acme Widget, LP, which provided personnel services to Amalgamated Gadget, LP through various contractual arrangements. From February 2000 until January 2001, Mr. Diament was a senior research analyst for Sandell Asset Management, an investment management firm, and served as vice president of Havens Advisors, an investment management firm, from July 1998 to January 2000. Mr. Diament also serves as a director of i2 Technologies, Inc., a publicly-held supply chain management solutions company.

 Robert Haft is the principal manager of Morgan Noble LLC, a healthcare investment firm. He is also chairman of National Pharmacies Group LLC, a position he has held since December 2001. Previously he was president/chief executive officer of national drug chain Phar-Mor from 1995 to 1997. Prior thereto, he was president of Dart Group from 1983 to 1993. In addition, Mr. Haft founded four companies including Crown Books, Trak Auto, Vitamin Superstore, and Morgan Noble, LLC.

 Robert M. Le Blanc the board's lead director, is a managing director for Onex Corporation. Prior to joining Onex in 1999, Mr. Le Blanc held various positions with Berkshire Hathaway for seven years.

He also worked for five years at GE Capital in a variety of positions, including corporate finance and corporate strategy. Mr. Le Blanc is a director of Emergency Medical Services Corp., Cyprus Property & Casualty Insurance Company, Center for Diagnostic Imaging and ResCare, Inc., a publicly traded human service company for the disabled, and First Berkshire Hathaway Life.

 William J. McBride was appointed to the board on January 21, 2004. Mr. McBride is currently retired. Prior to his retirement in 1995, Mr. McBride had been a director of Value Health, Inc., a New York Stock Exchange listed specialty managed care company which included Value Behavioral Health, one of the largest behavioral health managed care companies at the time. From 1987 to 1995, Mr. McBride served as president and chief operating officer of Value Health, Inc., overseeing all operational activities of the company and its subsidiaries. Prior to his tenure at Value Health, Mr. McBride spent 15 years in a variety of positions with INA Corporation and its successor, CIGNA Corporation, including serving as president and chief executive officer of CIGNA Healthplan, Inc., vice president and controller of INA's Life and Healthcare Group and vice president of finance for CIGNA's Affiliated Business Group. Mr. McBride currently serves on the board of directors of AMERIGROUP Corporation, a managed health care company focused on providing services to Medicaid recipients, VistaCare Inc., a NASDAQ listed provider of hospice services, Evolution Benefits, Inc., a private insurance services company, and Women's Health USA, Inc., a private healthcare services company.

 Michael P. Ressner currently holds the position of adjunct professor of finance & accounting at North Carolina State University and is an advisor at Southeast Interactive Technology Fund. Between 1981 and 2003, he served in a variety of positions at Nortel Networks, holding leadership positions within operations and finance. Mr. Ressner currently serves on the boards of Entrust, Inc., an internet security software company, Proxim Corporation, a public wireless networking equipment company, Riverstone Networks, a publicly-traded networking solutions company, Exide Technologies, a NASDAQ listed stored electrical energy company, and Arsenal Digital Solutions, a private storage management services company.

 Barry M. Smith was appointed to the board on December 17, 2004. Mr. Smith replaced Mark L. Hilson, managing director for Onex Corporation, who resigned in December 2004, and will fill Mr. Hilson's unexpired term as a Class 1 director of Magellan. Mr. Smith is the founder, chairman and chief executive officer of Bon Travay, S.A., a charitable organization he founded dedicated to health care and educational efforts in Third World countries. Prior to founding Bon Travay, he founded and served as chairman, president and chief executive officer of Vista Care Services, a national provider of hospice services, from 1996 to 2003. Earlier in his career, Mr. Smith served as chairman and chief executive officer of Value Rx, Inc., then one of the country's largest pharmacy benefit management companies, and, prior to that, served as vice president of operations for PCS Health Systems, also a pharmacy benefit management firm. Mr. Smith serves as the chairman of RG Capital, a financial services company, and as chairman and chief executive officer of B&J Associates, Inc. and B&J Investments, LLC. He also serves as chairman of Eatza Pizza, Inc., a privately-held family restaurant chain, and as chairman of iNation, Inc., a software development and services company serving financial service providers. Mr. Smith is a member of the board of the Institute of Mental Health Research, a public and private partnership sponsored by the University of Arizona, Arizona State University, the State of Arizona and Barrows Neurological Institute. Mr. Smith also serves on the boards of the Ambassador's Council of Freedom From Hunger, a leading worldwide micro-credit provider to poverty-stricken women in Third World countries, and VistaCare Foundation, an organization dedicated to advancing end of life care issues. Mr. Smith also serves on the board of directors of Inpatient Consultants, Inc., the nation's largest provider of hospitalist services delivering patient care in acute care hospitals.

Selling stockholders

 The following table sets forth information with respect to the number of shares of the Common Stock owned by the selling stockholders and as adjusted to give effect to the sale of the shares of Ordinary Common Stock offered pursuant to this prospectus supplement.

	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned After the Offering(1)
			Number of Shares Being Sold in the Offering
Name of Selling Stockholder	Number(1)	Percentage(1)		Number	Percentage

Magellan Holdings L.P.(2)	8,509,213(3)	24.0	4,209,000	4,300,213	12.1%
Morgan Noble LLC(4)	82,854	*	41,000	41,854	*

*
Less than 1%.

(1)
Morgan Noble's percentages of outstanding shares are calculated based on 26,936,530 shares of Ordinary Common Stock outstanding on May 13, 2005. Magellan Holdings percentages are calculated based on the number of outstanding shares plus the number of shares of Ordinary Common Stock into which the shares of Multi-Vote Common Stock owned by Magellan Holdings are convertible at any time, which constitute all the shares of Multi-Vote Common Stock outstanding on May 13, 2005. Includes 3,613 shares of Multi-Vote Common Stock which Magellan Holdings acquired from Magellan under Magellan's Plan of Reorganization in connection with the most recent quarterly resolution of disputed claims.

(2)
Magellan Holdings owns all of the outstanding shares of Multi-Vote Common Stock, which were acquired by it pursuant to our Plan of Reorganization and will continue to hold all of the shares of Multi-Vote Common Stock that will remain outstanding following this offering. Pursuant to Magellan's Certificate of Incorporation, upon any sale other than to affiliates of Onex, shares of Multi-Vote Common Stock sold automatically convert into shares of Ordinary Common Stock (currently on a share-for-share basis), without reducing Magellan Holding's voting power as long as the Minimum Hold Condition discussed under "Description of capital stock-Voting rights-General," is satisfied. However, it is expected that following this offering, the Minimum Hold Condition will not be satisfied and that accordingly, all special rights, powers and privileges of the Multi-Vote Common Stock will cease. The information provided herein concerning Magellan Holdings' beneficial ownership of shares is based on its Schedule 13D filed by it and its affiliates, Onex Partners LP, or Partners, Onex Partners GP LP, or Partners GP LP, Onex Partners GP Inc., or Partners GP, Onex Corporation and Gerald W. Schwartz, as amended through May 11, 2005, referred to as the Schedule 13D. Onex Corporation is an Ontario, Canada corporation that holds 100% of the equity of Partners GP; Partners GP is a Delaware corporation and the general partner of Partners GP LP; Partners GP LP is a Delaware limited partnership and the general partner of Magellan Holdings, which is a Delaware limited partnership; and Mr. Schwartz is the Chairman of the Board and Chief Executive Officer of Onex Corporation. Each of Onex Corporation, Partners, Partners GP LP and Partners GP may be deemed to share voting and dispositive power with respect to 8,509,213 shares of Ordinary Common Stock issuable upon conversion of Multi-Vote Common Stock owned of record by Magellan Holdings, and therefore each of Onex Corporation, Partners, Partners GP LP and Partners GP may be deemed to be a beneficial owner of such shares. Pursuant to the Schedule 13D, Mr. Schwartz expressly disclaimed beneficial ownership of our shares beneficially owned by Magellan Holdings, Partners, Partners GP LP, Partners GP and Onex Corporation. The address of Magellan Holdings is 712 Fifth Avenue, New York, New York 10019.

(3)
The number of shares of Ordinary Common Stock beneficially owned by Magellan Holdings represents the number of shares of Ordinary Common Stock into which the shares of Multi-Vote Common Stock owned by it may, at any time, be converted by it, currently on a share-for-share basis.

(4)
Morgan Noble owns shares of Ordinary Common Stock, which it acquired in January 2004 from Magellan Holdings. The information provided herein concerning Morgan Noble's beneficial ownership of shares is based on the Form 4 of Robert M. Haft, a director of Magellan, filed on February 6, 2004. Mr. Haft and members of his immediate family hold 100% of the equity of Morgan Noble and Mr. Haft is the Principal Manager of Morgan Noble. Mr. Haft may be deemed to have voting and dispositive power with respect to 82,854 shares of Ordinary Common Stock owned as of record by Morgan Noble, and therefore he may be deemed to be a beneficial owner of such shares, in which case such shares may only be sold subject to Magellan's stock trading policies for officers and directors. In addition, Mr. Haft owns 2,719 shares of Ordinary Common Stock pursuant to, and which are subject to certain restrictions on transfer under, Magellan's 2004 Director Stock Compensation Plan. The address of Morgan Noble is 2346 Massachusetts Avenue, N.W., Washington, D.C. 20008.

Description of capital stock

General

 On the Effective Date, we and 88 of our subsidiaries consummated the Plan of Reorganization under chapter 11 of title 11 of the Bankruptcy Code, which had been confirmed by order of the Bankruptcy Court. On the Effective Date, the previously outstanding shares of common stock and preferred stock of Magellan were cancelled, three new classes of capital stock were authorized and Magellan's certificate of incorporation and bylaws were amended and restated. We refer to our amended and restated certificate of incorporation as the Certificate of Incorporation and to our amended and restated bylaws as amended to date, as the Bylaws.

 Our authorized capital stock consists of 100 million shares of Ordinary Common Stock, 40 million shares of Multi-Vote Common Stock and 10 million shares of Preferred Stock that are issuable at the discretion of the board of directors in the manner provided by law. Shares of Ordinary Common Stock became listed on the Nasdaq National Market under the ticker symbol "MGLN" on January 6, 2004. Shares of the Multi-Vote Common Stock may only be issued to, and held by, Onex or its affiliates, referred to collectively as the Onex Group, but are convertible into shares of Ordinary Common Stock as discussed below.

 Except as otherwise provided below and in the Certificate of Incorporation, all shares of Multi-Vote Common Stock and Ordinary Common Stock, collectively referred to as the Common Stock, are identical in all respects and entitle their holders to the same powers, privileges and rights.

Voting rights

General

 Generally, on all matters on which the holders of Common Stock are entitled to vote, the holders of shares of Ordinary Common Stock and the holders of shares of Multi-Vote Common Stock vote together as a single class. Holders of Ordinary Common Stock have one vote per share on all matters on which they are entitled to vote. As long as the outstanding shares of Multi-Vote Common Stock represent at least (i) 15.33 percent of the total number of shares of Common Stock (both Ordinary Common Stock and Multi-Vote Common Stock) issued on the Effective Date (approximately 35.1 million shares) and (ii) 10 percent of the total number of shares of Common Stock outstanding, both such conditions referred to collectively as the Minimum Hold Condition, holders of Multi-Vote Common Stock will be entitled to exercise 50 percent of the voting power of all the Common Stock. At any time when a vote is to be taken or consent given in lieu of a vote, the number of votes per share of Multi-Vote Common Stock outstanding as of the record date for such vote or consent shall be determined accordingly. It is expected that following this offering, the Minimum Hold Condition will no longer be satisfied and that accordingly, all special rights, powers and privileges of the Multi-Vote Common Stock will cease, and its holders will have in all material respects the same rights, powers and privileges as the holders of Ordinary Common Stock, including being entitled to only one vote per share. In addition, at any time when shares of Multi-Vote Common Stock are outstanding, for certain amendments of our Bylaws, in addition to any other vote required by law or the Certificate of Incorporation or Bylaws, the affirmative vote of the holders of at least two-thirds of the voting power of all the outstanding shares of Common Stock is required. The Bylaw amendments requiring such vote apply to changes in the size of the board of directors and the requirements regarding independent board members.

Ordinary Common Stock

 In addition to the other voting rights or power to which the holders of Ordinary Common Stock are entitled, holders of Ordinary Common Stock are entitled to vote as a separate class on approval of (i) any alteration, repeal or amendment of the Certificate of Incorporation which would adversely affect the powers, preferences or rights of the holders of Ordinary Common Stock; and (ii) any merger or consolidation of Magellan with any other entity if, as a result, shares of Multi-Vote Common Stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of Ordinary Common Stock as a result of such merger or consolidation. In respect of any matter as to which the holders of the Ordinary Common Stock are entitled to a class vote, holders have one vote per share, and the affirmative vote of the holders of a majority of the shares of Ordinary Common Stock outstanding is required for approval.

Multi-Vote Common Stock

 In addition to the other voting rights or power to which the holders of Multi-Vote Common Stock are entitled, holders of Multi-Vote Common Stock are entitled to vote as a separate class on approval of (i) any alteration, repeal or amendment of the Certificate of Incorporation which would adversely affect the powers, preferences or rights of the holders of Multi-Vote Common Stock; and (ii) any merger or consolidation of Magellan with any other entity if, as a result, shares of Multi-Vote Common Stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of Ordinary Common Stock as a result of such merger or consolidation. In respect of any matter as to which the holders of the Multi-Vote Common Stock are entitled to a class vote, holders have one vote per share, and the affirmative vote of the holders of a majority of the shares of Multi-Vote Common Stock outstanding is required for approval.

Board of directors

Number

 Until the first annual meeting of the stockholders held after the third anniversary of the Effective Date, the Bylaws establish that the board of directors will consist of nine members, and then will have at least five and not more than thirteen members, as determined by the board of directors. When any shares of Multi-Vote Common Stock are outstanding, any action by our board of directors to increase the number of members of the board of directors above nine will require the affirmative vote of three-fourths of the board of directors.

Classification based upon different voting rights and vote required for election

 Each director is allocated to one of three classes, designated Class 1, Class 2 or Class 3, and of the nine initial directors (and their successors in office), four are Class 1 Directors, two are Class 2 Directors and three are Class 3 Directors. Following this offering the Minimum Hold Condition will no longer be satisfied and accordingly the directors will not be so allocated to classes. In the event of an increase in the number of members of the board of directors above nine at a time when directors are allocated to such classes, the additional directors will be designated as Class 2 Directors.

Term of office

 All of the directors are further divided into three classes, each class having a different three-year term of office, except that, of the initial directors as of the Effective Date, three have a one-year term of office, two have a two-year term of office, and four have a three-year term of office, such term of office in each case commencing with the Effective Date and ending at the earlier of (i) respectively, the first annual meeting of stockholders held in the year next following the Effective Date or the annual meeting of stockholders held in the second calendar year following the Effective Date or the annual meeting of stockholders held in the third calendar year following the Effective Date, or (ii) in each case, the election and qualification of his or her successor or upon his or her earlier death, incapacity, resignation or removal. An annual meeting of stockholders is scheduled to be held on May 18, 2005.

Removal

 Any director may be removed with cause by the affirmative vote of the holders of Common Stock entitled to cast a majority of the votes which all holders of Common Stock entitled to vote on the election of such director's successor would be entitled to cast at the meeting held to vote on removal of such director.

Conversion

Mandatory conversion

 Upon a transfer of a share of Multi-Vote Common Stock to any person other than a member of the Onex Group, such share will automatically convert into one share of Ordinary Common Stock. In the event any member of the Onex Group acquires any share of Ordinary Common Stock (other than pursuant to a conversion of all outstanding shares of Multi-Vote Common Stock into Ordinary Common Stock as described below) at a time when a share of Multi-Vote Common Stock is outstanding, the share of Ordinary Common Stock so acquired will automatically convert into one share of the Multi-Vote Common Stock.

Optional conversion

 The holders of at least two-thirds of the outstanding shares of Multi-Vote Common Stock are entitled to convert at any time all, but not less than all, of the outstanding shares of Multi-Vote Common Stock into shares of fully paid and non-assessable Ordinary Common Stock at the ratio of one share of Ordinary Common Stock for each share of Multi-Vote Common Stock so converted.

Distributions

 Whenever any dividend or distribution (including any distribution upon liquidation, dissolution or winding up of Magellan or upon the reclassification of shares or a recapitalization of Magellan) is made on the shares of Ordinary Common Stock, a like dividend or distribution must be made on the shares of Multi-Vote Common Stock, and, whenever any dividend or distribution is made on the shares of Multi-Vote Common Stock, a like dividend or distribution must be made on the shares of Ordinary Common Stock; provided, however, that at any time when shares of Multi-Vote Common Stock are outstanding, no dividend or other distribution will be payable in shares of Ordinary Common Stock or Multi-Vote Common Stock or securities convertible into, exchangeable for or exercisable to acquire shares of Ordinary Common Stock or Multi-Vote Common Stock, unless only shares of Ordinary Common Stock or such securities will be distributed with respect to any outstanding shares of Ordinary Common Stock and simultaneously only a like number per share of shares of Multi-Vote Common Stock or securities convertible into, exchangeable for or exercisable to acquire shares of Multi-Vote Common Stock and otherwise in all material respects having the same powers, privileges and rights as the securities distributed with respect to the shares of Ordinary Common Stock will be distributed with respect to any outstanding shares of Multi-Vote Common Stock.

 In the event of a reclassification of the Ordinary Common Stock or the Multi-Vote Common Stock, or a recapitalization of Magellan or a similar transaction as a result of which the shares of Ordinary Common Stock or Multi-Vote Common Stock are converted into or exchanged for another security, holders of Multi-Vote Common Stock or Ordinary Common Stock, as the case may be, will be entitled to receive upon conversion of their shares the amount per share of such other security that such holders would have received had they converted any or all of their shares of Multi-Vote Common Stock into Ordinary Common Stock, or all of their shares of Ordinary

Common Stock into Multi-Vote Common Stock, as the case may be, immediately prior to the record date of such reclassification, recapitalization or similar transaction.

Subdivisions and combinations

 Magellan may not subdivide or combine its shares of Ordinary Common Stock or Multi-Vote Common Stock without in the same manner subdividing or combining its shares of Multi-Vote Common Stock or Ordinary Common Stock, respectively.

Preferred Stock

 Our Certificate of Incorporation authorizes our board of directors to issue, from time to time, preferred stock in one or more series, and to determine and fix the designations, voting powers, preferences and relative participating, optional or other special rights of such series of preferred stock, and the qualifications, limitations or restrictions thereon, including dividend rights, special voting rights or powers, conversion rights, redemption privileges and liquidation preferences, all to the extent permitted by applicable law.

 Because the rights and preferences set by our board of directors for a series of preferred stock could be superior to the rights and preferences of the Common Stock, the issuance of such series could adversely affect the rights of the holders of Common Stock. In addition, while the issuance of any class of preferred stock could provide us with flexibility for many corporate purposes, such issuance could make it difficult for a third party to gain control of Magellan.

Anti-takeover provisions

 Pursuant to our Certificate of Incorporation, Magellan elected not to be governed by Section 203 of the Delaware General Corporation Law which prevents an interested stockholder from engaging in business combinations with the company for three years after becoming an interested stockholder, unless certain conditions are met. However, our Certificate of Incorporation and Bylaws contain provisions that might be characterized as anti-takeover provisions, including the election at each annual meeting of less than a majority of the board of directors, the ability of our board of directors to create and issue a new series of preferred stock and certain provisions of the Bylaws limiting or regulating the rights of the shareholders to take actions in certain circumstances. These provisions may deter or render more difficult proposals to acquire control of our company through merger, takeover or other business combination, including proposals a stockholder might consider to be in his or her best interest or impede or lengthen the time necessary to effectuate a change in membership of the board of directors and may make removal of our management more difficult.

Absence of certain provisions

 Except as set forth above, holders of Common Stock have no preemptive rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. Holders of Common Stock will have no liability for further calls or assessments and will not be personally liable for the payment of our debts except as they may be liable by reason of their own conduct or acts.

Transfer agent and registrar

 Wachovia Bank, National Association is the transfer agent and registrar for our Ordinary Common Stock.

Shares eligible for future sale

 As of May 13, 2005, we had outstanding 35,445,743 shares of Common Stock (both Multi-Vote and Ordinary Common Stock). Of these shares, after giving effect to this offering, 30,838,192 shares of Ordinary Common Stock will be freely transferable without restriction or registration under the Securities Act by persons other than one of our "affiliates," as that term is defined in Rule 144 under the Securities Act. Generally, the balance of the currently outstanding shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. We have registered for public sale substantially all of the outstanding restricted securities, including all of the shares of Ordinary Common Stock that would be issued upon conversion of all of the shares of Multi-Vote Common Stock owned by Magellan Holdings. This registration was done in accordance with a registration rights agreement entitling Magellan Holdings to have such shares registered for sale from time to time in the market or otherwise and will continue in effect, subject to the terms of such agreement, with respect to the shares not sold by Magellan Holdings in this offering. Magellan Holdings has advised us that it has no present intention of disposing of the shares it will continue to hold following this offering.

Lock-up agreements

 We, the selling stockholders, our executive officers and two of our directors who are affiliated with the selling stockholders have agreed with the underwriters of this offering not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, in the case of Magellan and the selling stockholders, and 30 days after the date of this prospectus supplement, but in no event beyond June 15, 2005 in the case of our executive officers and directors, after the date of this prospectus supplement, except with the prior written consent of J.P. Morgan Securities Inc. or in the case of our senior executive officers in certain other limited circumstances. See "Underwriting."

Rule 144

 In general, under Rule 144, a person, including an affiliate of ours (along with persons whose sales of shares are required to be aggregated for purposes of Rule 144), who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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  1% of the number of shares of Ordinary Common Stock then outstanding, which will equal approximately 311,455 shares; or

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  the average weekly trading volume of the Ordinary Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

 Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Warrants

 Certain warrants to purchase shares of Ordinary Common Stock were issued as of January 5, 2004 under our Plan of Reorganization and remain outstanding currently. We issued to our former common and preferred stockholders warrants to purchase a total of 570,825 shares of Ordinary Common Stock for $30.46 per share (subject to anti-dilution adjustments as provided in the warrant agreement), payable in cash. These warrants were issued without registration under the Securities Act in reliance on the exemption provided by Section 1145 of the Bankruptcy Code. These warrants are immediately exercisable at any time until January 5, 2011 and are traded on the OTCBB and any shares issued upon exercise of these warrants will be transferable without restriction or further registration under the Securities Act by persons other than our "affiliates," as that term is defined in Rule 144 under the Securities Act. Through May 13, 2005, warrants to purchase 408 shares of Ordinary Common Stock have been exercised. In addition, under our Plan of Reorganization we issued a warrant to purchase 230,000 shares of Ordinary Common Stock for $10.48 per share (subject to anti-dilution adjustments as provided in the warrant agreement), payable in cash, exercisable during the period commencing January 1, 2006 through January 5, 2009 to a party in interest in our reorganization case without registration under the Securities Act based upon the exemption from registration provided by Section 4(2) of the Securities Act. When this warrant becomes exercisable, it is expected that the shares issuable upon exercise will be transferable without restriction or further registration under the Securities Act, unless then held by a persons who is one of our "affiliates," as that term is defined in Rule 144 under the Securities Act.

Benefit plan shares

 We have filed a registration statement on Form S-8 under the Securities Act to register shares of Ordinary Common Stock issued and reserved for issuance under our 2003 management incentive plan and 2004 director compensation plan. As of May 13, 2005, (i) 112,584 restricted shares have been issued, of which none are vested, and (ii) options to purchase 5,143,037 shares of Ordinary Common Stock were outstanding, of which options to purchase 1,025,319 shares are vested. All of the shares issuable upon exercise of the options that are now outstanding and any that may be issued under options that may be granted under the 2003 management incentive plan, as well as 112,584 restricted shares that have been issued and any that may be issued under the 2003 management incentive plan, have been registered under that Form S-8 registration statement and, subject to their vesting provisions and Rule 144 volume limitations applicable to our affiliates, will be available for sale in the open market. In addition, 13,595 shares of Ordinary Common Stock issued under our 2004 director compensation plan to our directors were also registered for resale under the Form S-8 registration statement and are available for sale in the open market or in other public transactions (without regard to the restrictions of Rule 144). However, sales of such restricted shares and of shares issued under options by our executive officers and our directors who are affiliated with the selling stockholders are subject, until after 30 days following the date of this prospectus supplement, but in no event beyond June 15, 2005 to certain limits under the lock-up agreements referred to above. See also "Underwriting."

 In addition, 30,000 shares of Ordinary Common Stock may be issued to our directors under the 2005 director stock compensation plan if our stockholders approve that plan at our annual meeting of stockholders to be held on May 18, 2005. If that plan is approved, we intend to file with the SEC a registration statement on Form S-8 registering for resale shares issuable under the plan.

 In October, 2004, Congress enacted the American Jobs Creation Act of 2004, which amended the Internal Revenue Code to add Section 409A with respect to the treatment of deferred compensation arrangements, including stock options with exercise prices below the fair market value of the stock on the date of grant. Certain options issued under the 2003 management incentive plan have exercise prices below market value. Section 409A provides that as these options vest, the holders are subject to income tax at ordinary rates plus a 20% excise tax on the amount by which the market value on the date of vesting of the stock subject to the options exceeds the exercise price. Under transitional rules adopted by the Internal Revenue Service, options that are amended during 2005 to increase the exercise price to equal the market value of the stock on the date of grant are not subject to tax under Section 409A, and options that are exercised during 2005 will not be subject to the 20% excise tax.

Certain U.S. federal income tax consequences for
non-U.S. holders

 This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our Ordinary Common Stock if you are a beneficial owner of shares other than:

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  a citizen or resident of the United States;

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  a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

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  an estate, the income of which is subject to United States income taxation regardless of its source;

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  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

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  a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

 This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a "controlled foreign corporation," "passive foreign investment company," company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended ("Code"), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service ("IRS") and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

 If a partnership holds our Ordinary Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Ordinary Common Stock, you should consult your advisor.

 We urge prospective non-United States stockholders to consult their tax advisors regarding the United States Federal, state, local and non-United States income, estate and other tax considerations of acquiring, holding and disposing of shares of our Ordinary Common Stock.

Dividends

 In general, any distributions we make to you with respect to your shares of our Ordinary Common Stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our Ordinary Common Stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of Ordinary Common Stock.

 Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or other disposition

 You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of our Ordinary Common Stock unless:

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  the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

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  you are an individual, you hold your shares of our Ordinary Common Stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

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  we are or have been a "United States real property holding corporation" for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding the disposition or your holding period for your shares of our Ordinary Common Stock, more than 5 percent of our Ordinary Common Stock. If our Ordinary Common Stock ceases to be regularly traded on an established securities market (such as the Nasdaq National Market), then the 5 percent limitation in the preceding sentence would not apply.

 Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information reporting and backup withholding

 We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of our Ordinary Common Stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

 The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our Ordinary Common Stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an "exempt recipient").

 Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our Ordinary Common Stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our Ordinary Common Stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (but not backup withholding, unless the broker has actual knowledge that the payee is a U.S. person) also apply if you sell your shares of our Ordinary Common Stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

 Any amounts withheld with respect to your shares of our Ordinary Common Stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate tax

 Our shares owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual's gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise. Recently enacted legislation reduces the maximum Federal estate tax rate over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the Federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

Underwriting

 The selling stockholders are offering the shares of Ordinary Common Stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. is acting as book-running manager of the offering and as representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Ordinary Common Stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities Inc.	2,337,500
Banc of America Securities LLC	722,500
Deutsche Bank Securities Inc.	595,000
Lehman Brothers Inc.	595,000

Total	4,250,000

 Most of these shares of Ordinary Common Stock will be automatically issued by conversion of shares of Multi-Vote Common Stock owned by Magellan Holdings into shares of Ordinary Common stock upon the purchase of the shares by the underwriters. The underwriters are committed to purchase all the shares offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

 The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.687 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

 The underwriters have an option to buy up to 637,500 additional shares of Ordinary Common Stock from Magellan Holdings, one of the selling stockholders, to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Ordinary Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

 The underwriting fee is equal to the public offering price per share of Ordinary Common Stock less the amount paid by the underwriters to the selling stockholders per share of Ordinary Common Stock. The underwriting fee is $0.228 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$1.144	$1.144
Total	$4,862,000	$5,591,300

 We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $875,000.

 A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

 We and the selling stockholders have agreed in the underwriting agreement not to (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or in the case of Magellan, file with the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) in the case of the selling stockholders, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to Magellan occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, during the restricted period described above each selling stockholder may transfer shares of Common Stock to any of its affiliates provided that the transferee agrees in writing to be bound by the restrictions of this paragraph. Furthermore, notwithstanding the foregoing, during the restricted period described above Magellan may (i) issue shares of Ordinary Common Stock pursuant to exercises of options and warrants outstanding on the date hereof, (ii) issue not more than 93,128 shares of Ordinary Common Stock upon the resolution of certain disputed claims, referred to herein as the disputed claims, remaining from Magellan's and its subsidiaries' Third Joint Amended Plan of Reorganization, as modified and confirmed (as described in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005), (iii) issue not more than 29,119 shares of Multi-Vote Common Stock to Onex or one of its affiliates upon the resolution of the disputed claims (as described in our Annual Report on Form 10-K for the year ended December 31, 2004), (iv) issue shares of Ordinary Common Stock in connection with acquisitions of, or business combination transactions with, companies that are not subject to the periodic reporting requirements of the Exchange Act, provided that the persons receiving such shares agree in writing to be bound by the restrictions of this paragraph, (v) file registration statements on Form S-4 registering shares of Ordinary Common Stock to be issued in connection with acquisitions or business combinations provided that such registration statements may not be declared effective or the shares of Ordinary Common Stock be issued until the expiration of the restricted period described above, and (vi) issue options to purchase shares of Ordinary Common Stock and restricted shares of Ordinary Common Stock in each case under employee benefit or director compensation plans provided that any such options do not vest and any shares of restricted Ordinary Common Stock do not become transferable until the expiration of the 30-day restricted period described in the immediately following paragraph.

 Our executive officers and two of our directors who are affiliated with the selling stockholder have entered into lock-up agreements with the underwriters pursuant to which each of these persons, with limited exceptions described below, for a period of 30 days after the date of this prospectus supplement, but in no event beyond June 15, 2005, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. Notwithstanding the foregoing, our executive officers, including, Steven J. Shulman, our Chairman and Chief Executive Officer, René Lerer, M.D., our President and Chief Operating Officer, and Mark S. Demilio, our Chief Financial Officer, are each permitted during the restricted period to establish a written plan which meets the criteria of Rule 10b5-1(c) under the Exchange Act under which he may sell Common Stock after the expiration of the restricted period. We have been advised by each of these individuals that, while he has not yet decided whether or not he will establish such a plan within the 30 day period, he does anticipate establishing such a plan during 2005. In making his decision, he will take into consideration, among other things, then current market conditions, personal financial circumstances, and tax considerations, including the potential applicability of excise taxes under the American Jobs Creation Act of 2004 in respect of his options if they are not exercised in 2005. See "Shares eligible for future sale."

 We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

 Our Ordinary Common Stock is quoted on the Nasdaq National Market under the symbol "MGLN".

 In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Ordinary Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Ordinary Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Ordinary Common Stock, which involves the sale by the underwriters of a greater number of shares of Ordinary Common Stock than they are required to purchase in this offering, and purchasing shares of Ordinary Common Stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

 The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Ordinary Common Stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases Ordinary Common Stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

 These activities may have the effect of raising or maintaining the market price of the Ordinary Common Stock or preventing or retarding a decline in the market price of the Ordinary Common Stock, and, as a result, the price of the Ordinary Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

 Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. J.P. Morgan Securities Inc. was an initial purchaser in connection with the offering of our Old Senior Notes. Deutsche Bank Securities Inc. was the lead arranger and book running manager for our Credit Agreement. In addition, Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., serves as Administrative Agent and is a lender under our Credit Agreement.

Legal matters

 Weil, Gotshal & Manges LLP has passed upon the validity of the Ordinary Common Stock for us. Cravath, Swaine & Moore LLP advised the underwriters in connection with this offering.

8,588,454 Shares

MAGELLAN HEALTH SERVICES, INC.

Ordinary Common Stock

        All of the shares of Ordinary Common Stock offered by this prospectus relate to the sale from time to time by (i) Magellan Holdings, L.P. ("Magellan Holdings"), which owns 8,505,600 shares of our Multiple and Variable Vote Restricted Convertible Common Stock ("Multi-Vote Common Stock") that is convertible into an aggregate of 8,505,600 shares of our Ordinary Common Stock and (ii) Morgan Noble LLC ("Morgan Noble" and, together with Magellan Holdings, the "selling stockholders"), which owns 82,854 shares of our Ordinary Common Stock. We will not receive any of the proceeds from the sale of these shares. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares at the time of sale or through negotiated transactions with third parties.

        The registration statement of which this prospectus is a part permits the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the Ordinary Common Stock through ordinary broker transactions, directly to market makers of our shares, directly to third parties, through underwriters in public offerings, or through other means described in the section entitled "Plan of Distribution" beginning on page 15.

        Our Ordinary Common Stock became listed on the Nasdaq National Market under the ticker symbol "MGLN" on January 6, 2004. The last reported sale price for our Ordinary Common Stock on May 2, 2005, was $34.13 per share.

        Investing in our Ordinary Common Stock involves risks. See the section entitled "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 4, 2005.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
MAGELLAN HEALTH SERVICES, INC.	2
RISK FACTORS	3
WHERE YOU CAN FIND MORE INFORMATION	12
USE OF PROCEEDS	13
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	15
DOCUMENTS INCORPORATED BY REFERENCE	18
LEGAL MATTERS	19
EXPERTS	19

You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The Ordinary Common Stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the registration statement of which it forms a part and the documents incorporated by reference into these documents contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "will," "foresee" and similar expressions to identify these forward-looking statements. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions, that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in the section entitled "Risk Factors" beginning on page 3 of this prospectus. Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which reflect management's opinions only as of the date hereof. Except as required by law, Magellan undertakes no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

MAGELLAN HEALTH SERVICES, INC.

Our Business

        Magellan Health Services, Inc. ("Magellan" or the "Company"), directly and through its subsidiaries, coordinates and manages the delivery of behavioral healthcare treatment services that are provided through our contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, residential treatment centers and other treatment facilities. The treatment services provided through our provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. However, we generally do not directly provide, or own any provider of, treatment services. Magellan provides its management services primarily through: (i) risk-based products, where the Company assumes all or a portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) administrative services only products, where the Company provides services such as utilization review, claims administration and/or provider network management but does not assume responsibility for the cost of the treatment services, (iii) employee assistance programs and (iv) products that combine features of some or all of the Company's risk-based, administrative services only or employee assistance products. At December 31, 2004, we managed the behavioral healthcare benefits of approximately 57.1 million individuals. Within the managed behavioral healthcare business, we operate in the following four segments, based on the services we provide and/or the customers that we serve: (i) Magellan Health Plan Solutions; (ii) Magellan Employer Solutions; (iii) Magellan Public Sector Solutions and (iv) Corporate and Other.

Our Corporate Information

        Our executive offices are located at 16 Munson Road, Farmington, Connecticut 06032, our telephone number at that location is (860) 507-1900, and our website can be accessed at www.magellanhealth.com. Information contained in our website does not constitute part of this prospectus. References to Magellan, the Company, "we," "us" and "our" in this prospectus refer to Magellan Health Services, Inc. unless the context requires otherwise.

RISK FACTORS

        An investment in Ordinary Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, which we believe describe the principal risks of investing in our Ordinary Common Stock, before you decide whether to purchase any Magellan shares. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial. If any of the following risks occur, our business, financial condition and profitability could be materially adversely affected. In such case, the trading price of Ordinary Common Stock could decline, and you may lose all or part of your investment.

Fresh Start Reporting—Our application of "fresh start" reporting makes it more difficult to compare our post-emergence operations and results to those in pre-emergence periods.

        Due to our emergence from bankruptcy, we have implemented the "fresh start" reporting provisions of SOP 90-7, effective December 31, 2003. Fresh start reporting requires us to restate all assets and liabilities to reflect their fair values. As a result, the consolidated balance sheet as of and subsequent to December 31, 2003 and the statement of operations for periods after our emergence from bankruptcy are not comparable to the consolidated financial statements for the periods prior to our emergence from bankruptcy, which were prepared on a historical basis.

Significant Stockholder—Consequences of ownership by Onex of our Multi-Vote Common Stock include an inability of our public stockholders to determine the outcome of most matters presented to them other than elections of certain of our directors, and a risk that future sales of common stock by Onex could cause our stock price to fall.

        Onex Corporation, a Canadian diversified investment company, and its affiliates (collectively, "Onex"), control all of the outstanding shares of our Multi-Vote Common Stock. As a consequence, Onex has the ability to elect four of our nine Directors and is entitled to 50 percent of voting power for all other matters that come before our stockholders (including the election of two of our five remaining Directors) until its ownership of Multi-Vote Common Stock decreases below specific levels. This voting power exceeds Onex's approximate 24.0 percent interest in Magellan's outstanding common stock (viewing both Multi-Vote Common Stock and Ordinary Common Stock as a single class) as of April 8, 2005. Onex's interests in Magellan may conflict with the interests of the holders of the Ordinary Common Stock. As a result of Onex's substantial equity interest and voting power, Onex could have significant influence over the management and affairs of Magellan, and a significant or controlling influence on all matters submitted to the stockholders including any merger, consolidation or sale of all or substantially all of our assets. In the case of a potential acquisition of Magellan, this controlling voting power could prevent our public stockholders from receiving consideration for their stock offered by the potential acquiror in a transaction not supported by Onex or result in a disposition of their Magellan shares in such a transaction supported by Onex but not broadly supported by the public stockholders.

        The market price of our common stock could also decline as a result of sales by Onex of a significant number of shares of our Multi-Vote Common Stock, or the perception that such sales might occur. Such sales could also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Further, Onex is entitled to convert Multi-Vote Common Stock into shares of Ordinary Common Stock and then sell such shares but, in most cases, doing so will not reduce its voting power unless its holdings of Multi-Vote Common Stock fall below the level that would result in the loss of the stock's special voting rights. The Multi-Vote Common Stock will cease to have any special voting rights or any other special rights or powers in the event the outstanding shares of Multi-Vote Common Stock cease to represent at least 15.33 percent of the total number of shares of common stock (both Ordinary Common Stock and Multi-Vote Common Stock) issued on the Effective

Date (approximately 35.1 million shares) or at least 10 percent of the total number of shares of common stock outstanding at any time (the "Minimum Hold Condition").

Restrictive Covenants in Our Debt Instruments—Restrictions imposed by our debt agreements limit our operating and financial flexibility. These restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest.

        The indenture governing our 9.375% senior notes (the "Indenture"), and the terms of our credit agreement with Deutsche Bank (the "Credit Agreement") contain covenants. These covenants limit our management's discretion in operating our business by restricting or limiting our ability, among other things, to:

  •
  incur or guarantee additional indebtedness or issue preferred or redeemable stock;

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  pay dividends and make other distributions;

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  repurchase equity interests;

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  prepay or amend subordinated debt;

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  make certain other payments called "restricted payments";

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  enter into sale and leaseback transactions;

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  create liens;

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  sell and otherwise dispose of assets;

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  acquire or merge or consolidate with another company; and

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  enter into some types of transactions with affiliates.

        These restrictions could adversely affect our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

        The Credit Agreement also requires us to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the Credit Agreement pursuant to its terms, would result in an event of default under the Credit Agreement and, if indebtedness under the Credit Agreement is accelerated, would give rise to defaults under most or all of our other debt agreements. The Credit Agreement is guaranteed by most of our subsidiaries and is secured by most of our assets and our subsidiaries' assets.

Risk-Related Products—Because we provide services at a fixed fee, if we are unable to accurately predict and control behavioral healthcare costs, our profitability could decline.

        Our revenues come primarily from arrangements under which we assume responsibility for costs of treatment services (excluding at present the cost of pharmaceuticals or other medication) in exchange for a fixed fee. We refer to such arrangements as "risk-related contracts" or "risk-related products." This type of arrangement provided 85.6 percent and 88.2 percent of our net revenue in the fiscal years ended December 31, 2003 and 2004, respectively. Profitability of these contracts could be reduced if we are unable to accurately estimate the rate of service utilization by members or the cost of such services when we price our services. If the cost of services provided to members under a contract together with the administrative costs exceeds the aggregate fees received by us under such contract, we will incur a loss. Our assumptions of these costs when we price our services may not ultimately reflect actual utilization rates and costs, many aspects of which are beyond our control.

        Our profitability could also be reduced if we are required to make adjustments to estimates made in reporting historical financial results, particularly those regarding cost of care, reflected in our financial statements as medical claims payable. Medical claims payable includes reserves for incurred but not reported, or "IBNR" claims, which are claims for covered services rendered by our providers which have not yet been submitted to us for payment. We estimate and reserve for IBNR claims based on past claims payment experience, including the average interval between the date services are rendered and the date claims are paid and between the date services are rendered and the date the claims are received, enrollment data, utilization statistics, adjudication decisions, authorized healthcare services and other factors. This data is incorporated into contract-specific reserve models. The estimates for submitted claims and IBNR claims are made on an accrual basis and adjusted in future periods as required.

        Factors that affect our ability to price our services, control our costs or accurately make estimates of IBNR claims and other expenses for which we create reserves may include changes in our assumptions for medical costs caused by changes in actual experience including:

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  changes in the delivery system;

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  changes in utilization patterns;

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  changes in the number of members seeking treatment;

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  unforeseen fluctuations in claims backlogs;

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  increases in the costs of the services;

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  the occurrence of catastrophes;

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  regulatory changes;

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  changes in benefit plan design; and

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  implementation of new products by us

        If our membership in risk-based business grows, our exposure to potential losses from risk-related products will also be increased.

Required Assurances of Financial Resources—Our liquidity, financial condition, prospects and profitability can be adversely affected by present or future state regulations and contractual requirements that we provide financial assurance of our ability to meet our obligations.

        Some of our contracts and certain state regulations require us or certain of our subsidiaries to maintain specified cash reserves or letters of credit and/or to maintain certain minimum tangible net equity in certain of our subsidiaries as assurance that we have financial resources to meet our contractual obligations. Many of these state regulations also restrict the investment activity of certain of our subsidiaries. Some state regulations also restrict the ability of certain of our subsidiaries to pay dividends to Magellan. Additional state regulations could be promulgated that would increase the cash or other security we would be required to maintain. In addition, our customers may require additional restricted cash or other security with respect to our obligations under our contracts, including our obligation to pay IBNR claims and other medical claims not yet processed and paid In addition, certain of our contracts and state regulations limit the profits that we may earn on risk-related business. Our liquidity, financial condition, prospects and profitability could be adversely affected by the effects of such regulations and contractual provisions. As of March 31, 2005, our restricted cash was $116.3 million.

Reliance on Customer Contracts—Our inability to renew, extend or replace expiring or terminated customer contracts could adversely affect our liquidity, profitability and financial condition.

        Substantially all of our net revenue is derived from contracts with payors of behavioral healthcare benefits. Substantially all of these contracts may be terminated immediately with cause and many, including some of our most significant contracts, are terminable without cause by the customer upon notice and the passage of a specified period of time (typically between 60 and 180 days), or upon the occurrence of certain other specified events. Our ten largest customers accounted for 61.6 percent and 70.3 percent of our net revenue in the fiscal years ended December 31, 2003 and 2004, respectively and 73.8% of our net revenue for the quarter ended March 31, 2005. Loss of all of these contracts or customers would, and loss of any one of these contracts or customers could, materially reduce our revenues and have a material adverse effect on our liquidity, profitability and financial condition. One of these contracts was a subcontract with a health plan under which we managed the mental health and substance abuse services for certain beneficiaries of TRICARE, which subcontract expired on September 30, 2004 and was not renewed. Our contract with Aetna Inc. ("Aetna"), which is one of our largest customers, will terminate on December 31, 2005. We recorded net revenue from Aetna of $228.1 million for the fiscal year ended December 31, 2004 and $55.8 million and $62.0 million, respectively, during the three-month periods ended March 31, 2004 and 2005.

        We are party to several contracts with entities that are now controlled by WellPoint, Inc. that represent a significant concentration of business for us. Total net revenue from such contracts totaled $133.1 million during the year ended December 31, 2004 and $31.4 million and $33.9 million during three three-month periods ended March 31, 2004 and 2005, respectively. One such contract, which generated net revenue of $95.0 during the year ended December 31, 2004 and $24.4 million during the three-month period ended March 31, 2005, extends through December 31, 2005. A second contract with an entity controlled by WellPoint, which generated net revenue of $25.7 million during the year ended December 31, 2004 and $6.7 million for the three-month period ended March 31, 2005, extends through September 30, 2005, and we have recently been notified by the customer that it does not intend to renew this contract beyond that date.

        In addition to Aetna and the WellPoint-related contract noted above, other managed care customers of ours have decided not to renew all or part of their contracts with us, and will instead manage behavioral healthcare services for their subscribers. We believe that the total impact of these non-renewals, including those relating to Aetna and the WellPoint affiliate, will be a reduction during 2006 from projected 2005 net revenue from these contracts of approximately $330.0 million, $250.0 million of which relates to Aetna.

        Our largest customer is the State of Tennessee's TennCare program. The TennCare program provides health and other related benefits to the Medicaid recipients in the State of Tennessee as well as to certain other uninsured individuals. The Company, through its wholly owned subsidiary, Tennessee Behavioral Health, Inc., and Premier Behavioral Systems of Tennessee ("Premier"), a joint venture in which the Company has a 50 percent interest, contracts with the State of Tennessee (the "State") to manage the behavioral healthcare benefits for the TennCare program. The creditors (or other beneficial interest holders) of Premier have no recourse to our general credit, as the primary beneficiary of Premier. Effective July 1, 2004, the State of Tennessee divided the TennCare program into three regions. Tennessee Behavioral Health has a contract to serve the East Region with an initial term that runs through December 31, 2005 and includes a provision for annual extensions at the State's option through December 31, 2008. Each of Tennessee Behavioral Health and Premier have a contract with respect to the West and Central regions that runs through December 31, 2005. All three contracts are subject to appropriations funding on July 1, 2005. For the fiscal year ended December 31, 2004, and the three months ended March 31, 2004 and 2005 we recorded revenues from this customer under these contracts of approximately $431.5 million, $103.7 million and $113.2 million, respectively.

        On January 10, 2005, the Governor of Tennessee stated that, because of the increased costs of the TennCare program, the State will cease providing coverage to approximately 323,000 adults (which represents approximately one-fourth of total TennCare membership) who do not qualify for Medicaid and may limit benefits to be delivered under the TennCare program. Certain advocacy groups filed suits in attempts to prevent the Governor from implementing any membership and benefits reductions; however, such suits have since been dismissed. Representatives of the State of Tennessee have publicly indicated that they intend to phase-in the membership reductions as early as July 1, 2005. A reduction in membership would, and benefit changes could, adversely affect our revenues and profitability. We do not yet know which members would be eliminated from the program, and because capitation rates for TennCare members vary depending upon the level of benefits received by such members, we cannot estimate the impact of the proposed membership reductions. Further, we do not yet know the actual timing of the phased-in membership reductions, the benefit changes being proposed or the timing of those changes, and as such, we cannot estimate the impact of these potential developments at this time.

        In addition, the TennCare contracts might not be extended or successfully renegotiated beyond December 31, 2005, or, if renewed or renegotiated, the terms of any new contracts might not be comparable to those of existing contracts. If this happens, our liquidity, financial condition, prospects and profitability may be adversely affected.

Changes in the Medical Managed Care Industry—Certain changes in the business practices of this industry could negatively impact our resources, profitability and results of operations.

        Substantially all of our Health Plan segment revenues are derived from customers in the medical managed care industry, including managed care companies, health insurers and other health plans. Some types of changes in this industry's business practices could negatively impact us. For example, if our managed care customers seek to provide managed behavioral healthcare services directly to their subscribers, instead of contracting with us for such services, we could be adversely affected. In this regard, our contract with Aetna, which is one of our largest customers, will terminate on December 31, 2005 and we have recently been notified that a contract we have with an entity controlled by WellPoint expiring in September 2005 will not be renewed. In addition to Aetna and the WellPoint-related contract noted above, other managed care customers of ours have decided not to renew all or part of their contracts with us, and will instead manage behavioral healthcare services for their subscribers. Other of our customers that are managed care companies could also seek to provide managed behavioral healthcare services directly to their subscribers, rather than by contracting with us for such services. In addition, the company has a significant number of contracts with Blue Cross and Blue Shield health plans and other regional health plans. Consolidation of that industry through acquisitions and mergers could potentially result in the loss of contracts for us. Any of these changes could reduce our revenues, and adversely affect our profitability and financial condition.

Competition—The competitive environment in our industry, and any failure in our ability to adequately respond, may limit our ability to maintain or increase our rates, which would limit or adversely affect our profitability.

        Our business is highly competitive. We compete with other managed behavioral healthcare organizations as well as with insurance companies, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), third party administrators ("TPAs"), independent practice associations ("IPAs"), multi-disciplinary medical groups and other managed care companies. Many of our competitors, particularly certain insurance companies and HMOs, are significantly larger and have greater financial, marketing and other resources than us, which can create downward pressure on prices through economies of scale. The entrance or expansion of these larger companies in the managed behavioral healthcare industry (including our customers who have insourced or who may choose to insource behavioral healthcare services) could increase the competitive pressures we face and could limit our ability to maintain or increase our rates. If this happens, our profitability could be adversely affected.

Fluctuation in Operating Results—We experience fluctuations in quarterly operating results and, as a consequence, we may fail to meet or exceed market expectations, which could cause our stock price to decline.

        Our quarterly operating results have varied in the past and may fluctuate significantly in the future due to seasonal and other factors, including:

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  changes in utilization levels by enrolled members of our risk-based contracts, including seasonal utilization patterns (for example, members generally tend to seek services less during the third and fourth quarters of the year than in the first and second quarters of the year);

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  performance-based contractual adjustments to revenue, reflecting utilization results or other performance measures;

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  changes in estimates for contractual adjustments under commercial contracts;

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  retrospective membership adjustments;

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  the timing of implementation of new contracts and enrollment changes; and

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  changes in estimates regarding medical costs and IBNR claims.

        These factors may affect our quarterly and annual revenues, expenses and profitability in the future.

Dependence On Government Spending For Managed Healthcare—We can be adversely affected by changes in federal, state and local healthcare policies.

        All of our Public Sector Segment revenue and a portion of our revenue in our other two segments are derived, directly or indirectly, from governmental agencies, including state Medicaid programs. Contract rates vary from state to state, are subject to periodic negotiation and may limit the Company's ability to maintain or increase rates. We are unable to predict the impact on our operations of future regulations or legislation affecting Medicaid programs, or the healthcare industry in general, and future regulations or legislation may have a material adverse effect on us. Moreover, any reduction in government spending for such programs could also have a material adverse effect on us. In addition, our contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, generally are conditioned upon financial appropriations by one or more governmental agencies, especially in the case of state Medicaid programs. These contracts generally can be terminated or modified by the customer if such appropriations are not made. Finally, some of our contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, require us to perform additional services if federal, state or local laws or regulations imposed after the contract is signed so require, in exchange for additional compensation to be negotiated by the parties in good faith. Government and other third-party payors are generally seeking to impose lower contract rates and to renegotiate reduced contract rates with service providers in a trend toward cost control.

Possible Impact of Healthcare Reform—Healthcare reform can significantly reduce our revenues or profitability.

        The U.S. Congress is considering legislation that, among other things, would limit healthcare plans and methods of operations, limit employers' and healthcare plans' ability to define medical necessity and permit employers and healthcare plans to be sued in state courts for coverage determinations. It is uncertain whether we could recoup, through higher revenues or other measures, the increased costs of federally mandated benefits or other increased costs caused by such legislation or similar legislation. In addition, if any federal parity legislation is adopted and the difference in coverage limits for mental health coverage and medical health coverage is reduced or eliminated, any increase in revenue we derive following such legislation may not be sufficient to cover the increase in costs that would result from a greater utilization of mental healthcare services. We cannot predict the effect of this legislation or other legislation that may be adopted by the U.S. Congress, and such legislation, if implemented, could have an adverse effect on us.

Government Regulation—We are subject to substantial government regulation and scrutiny, which increase our costs of doing business and could adversely affect our profitability.

        The managed behavioral healthcare industry and the provision of behavioral healthcare services are subject to extensive and evolving federal and state regulation. Such laws and regulations cover, but are not limited to, matters such as licensure, accreditation, government healthcare program participation requirements, information privacy and security, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government investigations and allegations have become more frequent concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare organizations. Violators may be excluded from participating in government healthcare programs, subject to fines or penalties or required to repay amounts received from the government for previously billed services. A violation of such laws and regulations may have a material adverse effect on us.

        We are subject to certain state laws and regulations and federal laws as a result of our role in management of customers' employee benefit plans.

        Regulatory issues may also affect our operations including, but not limited to:

  •
  additional state licenses that may be required to conduct our businesses, including utilization review and TPA activities;

  •
  limits imposed by state authorities upon corporations' control or excessive influence over behavioral healthcare services through the direct employment of psychiatrists, psychologists or other professionals, and prohibiting fee splitting;

  •
  laws that impose financial terms and requirements on us due to our assumption of risk under contracts with licensed insurance companies or HMOs;

  •
  laws in certain states that impose an obligation to contract with any healthcare provider willing to meet the terms of our contracts with similar providers;

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  maintaining confidentiality of patient information; and

  •
  complying with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") within the imposed deadlines.

        The imposition of additional licensing and other regulatory requirements may, among other things, increase our equity requirements, increase the cost of doing business or force significant changes in our operations to comply with these requirements.

        Because an entity indirectly controlled by Onex Corporation, a Canadian corporation, has the right to elect one or more of our directors (see "Significant Stockholder," above), federal law considers the Company to be under the ownership, control or influence of a foreign entity. As a result, we may need to comply with additional requirements to obtain a federal facility security clearance issued by the Defense Security Service in order to enter into any new contracts with federal agencies. We currently have a contract with a federal agency under which the agency has determined, based on the operational structural of the services we provide under that contract, that we do not need to comply with such regulations. However it is possible that such agency could later determine that such clearance is necessary. If we are unable to comply with these additional requirements, we could lose our contract with the federal agency and be ineligible to bid on other contracts with federal agencies.

        The costs associated with compliance with government regulation as discussed above may adversely affect our financial condition and results of operations.

Risks Related To Realization of Goodwill and Intangible Assets—Our profitability could be adversely affected if the value of intangible assets is not fully realized.

        Our total assets at December 31, 2004 reflect goodwill of approximately $392.3 million, representing approximately 33.0 percent of total assets. There can be no assurance that such goodwill will be realizable. The application of the fresh start reporting provisions of SOP 90-7 required us to value our assets and liabilities at fair market value. In accordance with these fresh start reporting provisions implemented as of December 31, 2003, our reorganization value was allocated to our tangible and identified intangible assets. Under SOP 90-7, if any portion of our reorganization value could not be allocated to specific assets, it was reported as goodwill. We completed our annual impairment analysis of goodwill as of October 1 noting that the fair value exceeded the associated carrying value; therefore, no impairment was recorded.

        At December 31, 2004, identifiable intangible assets (customer lists, contracts and provider networks) totaled approximately $44.3 million. Intangible assets are amortized over their estimated remaining useful lives, which range from approximately two to eighteen years. The amortization periods used may differ from those used by other entities. In addition, we may be required to shorten the amortization period for intangible assets in future periods based on changes in the Company's business. We may not ever realize the value of such assets.

        We evaluate, on a regular basis, whether for any reason the carrying value of our intangible assets and other long-lived assets may no longer be completely recoverable, in which case a charge to earnings for impairment losses could become necessary. When events or changes in circumstances occur that indicate the carrying amount of long-lived assets may not be recoverable, we assess the recoverability of long-lived assets other than goodwill by determining whether the carrying value of such intangible assets will be recovered through the future cash flows expected from the use of the asset and its eventual disposition.

        Any event or change in circumstances leading to a future determination requiring additional write-offs of a significant portion of unamortized intangible assets or goodwill would adversely affect our profitability.

Claims for Professional Liability—Pending or future actions or claims for professional liability (including any associated judgments, settlements, legal fees and other costs) could require us to make significant cash expenditures and consume significant management time and resources, which could have a material adverse effect on our profitability and financial position.

        Management and administration of the delivery of managed behavioral healthcare services, and the direct provision of behavioral healthcare treatment services, entail significant risks of liability. In recent years, participants in the managed health care industry have become subject to an increasing number of lawsuits. From time to time, we are subject to various actions and claims of professional liability alleging negligence in performing utilization review activities, as well as for the acts or omissions of our employees, network providers or others. In the normal course of business, we receive reports relating to suicides and other serious incidents involving patients enrolled in our programs. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against us or our network providers. As the number of lives we cover grows and the number of providers under contract increases, actions and claims against us (and, in turn, possible legal liability) predicated on malpractice, professional negligence or other related legal theories would be expected to increase. We are also subject to actions and claims for the costs of services for which payment was denied. Many of these actions and claims seek substantial damages and require us to incur significant fees and costs related to our defense.

Professional Liability and Other Insurance—Claims brought against us that exceed the scope of our liability coverage or denial of coverage could materially and adversely affect our profitability and financial condition.

        We maintain a program of insurance coverage against a broad range of risks in our business. As part of this program of insurance, we carry professional liability insurance, subject to certain deductibles and self-insured retentions. We also are sometimes required by customer contracts to post surety bonds with respect to our potential liability on professional responsibility claims that may be asserted in connection with services we provide. As of March 31, 2005, we had less than $4 million of such bonds outstanding. Our insurance may not be sufficient to cover any judgments, settlements or costs relating to present or future claims, suits or complaints. Upon expiration of our insurance policies, sufficient insurance may not be available on favorable terms, if at all. To the extent our customers are entitled to indemnification under their contracts with us relating to liabilities they incur arising from the operation of our programs, such indemnification may not be covered under our insurance policies. To the extent that certain actions and claims seek punitive and compensatory damages arising from our alleged intentional misconduct, such damages, if awarded, may not be covered, in whole or in part, by our insurance policies. We also have potential liability relating to the self-insurance program we maintained previously with respect to our provider business. If we are unable to secure adequate insurance in the future, or if the insurance we carry is not sufficient to cover any judgments, settlements or costs relating to any present or future actions or claims, such judgments, settlements or costs may have a material adverse effect on our profitability and financial condition. If we are unable to obtain needed surety bonds in adequate amounts or make alternative arrangements to satisfy the requirements for such bonds, we may no longer be able to operate in those states, which would have a material adverse effect on us.

Class Action Suits and Other Legal Proceedings—We could be targeted by class action and other lawsuits that could result in material liabilities to us or cause us to incur material costs, to change our operating procedures in ways that increase costs or to comply with additional regulatory requirements.

        Managed healthcare companies have been targeted as defendants in national class action lawsuits regarding their business practices. We have been subject to such class actions as defendants and are also subject to other lawsuits and legal proceedings in conducting our business. These lawsuits may take years to resolve and cause us to incur substantial litigation expenses and the outcomes could have a material adverse effect on our profitability and financial condition. In addition to potential damage awards, depending upon the outcomes of such cases, these lawsuits may cause or force changes in practices of our industry and may also cause additional regulation of the industry through new federal or state laws or new applications of existing laws or regulations. Such changes could increase our operating costs.

Government Investigations—If we are unable to cooperate with the investigations of governmental agencies, we may be materially and adversely affected.

        From time to time, we receive notifications from and engage in discussions with various government agencies concerning our managed care businesses and operations. As a result of these contacts with regulators, we may, as appropriate, implement changes to our operations, revise our filings with such agencies and/or seek additional licenses to conduct our business. Our inability to cooperate with any government investigation or inquiry and comply with the various requirements imposed on us as a result of these proceedings may have a material adverse effect on our business.

WHERE YOU CAN FIND MORE INFORMATION

        The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, without charge, upon written or oral request.

        If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to:

Investor Relations
Magellan Health Services, Inc.
16 Munson Road
Farmington, Connecticut 06032
877-645-6464

        We file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

        Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding Magellan and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. This information is also available on our Company website at www.magellanhealth.com.

        Reports, proxy statements and other information regarding us may also be inspected at:

The National Association of Securities Dealers
1735 K Street, N.W.
Washington, D.C. 20006

        We have filed a registration statement under the Securities Act with the SEC with respect to the shares to be sold hereunder. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the Ordinary Common Stock pursuant to this prospectus. All proceeds from the sale of the Ordinary Common Stock pursuant to this prospectus will be made for the account of the selling stockholders, as described below.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the number of shares of the Ordinary Common Stock owned by the selling stockholders and as adjusted to give effect to the sale of the shares that may be offered pursuant to this prospectus. The shares described in this prospectus are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

        There can be no assurance that the selling stockholders will sell any or all of the shares of the Ordinary Common Stock offered hereunder.

	Number of Shares Beneficially Owned Prior to the Offering(1)				Number of Shares Beneficially Owned After the Offering(1)(2)
Name of Selling Stockholder				Number of Shares Being Offered
	Number		Percentage		Number	Percentage
Magellan Holdings(3)	8,505,600	(4)	24.0%	8,505,600	0	0%
Morgan Noble(5)	82,854		0.3%	82,854	0	0%

(1)
Percentages of outstanding shares are calculated based on 27,006,056 shares of Ordinary Common Stock outstanding on March 31, 2005 and, for Magellan Holdings' percentage only, 8,505,600 shares of Ordinary Common Stock into which the shares of Multi-Vote Common Stock owned by Magellan Holdings are convertible at any time, which constitute all the shares of Multi-Vote Common Stock outstanding on March 31, 2005. In addition to the 8,505,600 shares of Multi-Vote Common Stock owned by Magellan Holdings on March 31, 2005, which are also owned on the date hereof, Magellan Holdings has the right and obligation to acquire from Magellan additional shares of Multi-Vote Common Stock upon resolution of certain disputed claims under Magellan's plan of reorganization and is expected to acquire 3,613 such shares in connection with the quarterly resolution of disputed claims as of March 31, 2005, of which it may be considered to have beneficial ownership as determined pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

(2)
We do not know when or in what amounts the selling stockholders may offer for sale shares of Ordinary Common Stock pursuant to this offering. The selling stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all, or any, of the shares they are allowed to sell under this prospectus. Because the selling stockholders may offer all or some of the shares of Ordinary Common Stock pursuant to this offering, we cannot estimate the number of shares of Ordinary Common Stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering. Magellan Holdings has the right and obligation to acquire certain additional shares of Multi-Vote Common Stock in certain circumstances, as described in Note 1, but any such additional share are not part of this offering and are excluded for purposes of determining the shares owned after this offering.

(3)
Magellan Holdings owns shares of Multi-Vote Common Stock, which were acquired by it pursuant to our plan of reorganization. Pursuant to Magellan's Amended and Restated Certificate of Incorporation, upon any sale other than to affiliates of Onex, shares of Multi-Vote Common Stock sold automatically convert into shares of Ordinary Common Stock (currently on a share-for-share basis), without reducing Magellan Holding's voting power as long as the Minimum Hold Condition is satisfied. The information provided herein concerning Magellan Holdings' beneficial ownership of shares is based on its Schedule 13D filed by it and its affiliates, Onex Partners LP ("Partners"), Onex Partners GP LP ("Partners GP LP"), Onex Partners GP Inc. ("Partners GP"), Onex Corporation and Gerald W. Schwartz on January 16, 2004 ("Schedule 13D") and the Statement of Changes in Beneficial Ownership filed by Magellan Holdings, Partners, Onex Corporation and Mr. Schwartz on March 24, 2005 ("Form 4"). Onex Corporation is an Ontario, Canada corporation that holds 100% of the equity of Partners GP; Partners GP is a Delaware corporation and the general partner of Partners GP LP; Partners GP LP is a Delaware limited partnership and the general partner of Partners; Partners is a Delaware limited partnership and the general partner of Magellan Holdings, which is a Delaware limited partnership; and Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Each of Onex Corporation, Partners, Partners GP LP and Partners GP may be deemed to share voting and dispositive power with respect to 8,505,600 shares of Ordinary Common Stock owned of record by Magellan Holdings, and therefore each of Onex Corporation, Partners, Partners GP LP and Partners GP may be deemed to be a beneficial owner of such shares. Pursuant to the Schedule 13D and Form 4, Mr. Schwartz expressly disclaimed beneficial ownership of our shares beneficially owned by Magellan Holding, L.P., Partners, Partners GP LP, Partners GP and Onex Corporation.

(4)
The number of shares of Ordinary Common Stock beneficially owned by Magellan Holdings represents the number of shares of Ordinary Common Stock into which the shares of Multi-Vote Common Stock owned by it may, at any time, be converted by it, currently on a share-for-share basis.

(5)
Morgan Noble owns shares of Ordinary Common Stock, which it acquired in January 2004 from Magellan Holdings. The information provided herein concerning Morgan Noble's beneficial ownership of shares is based on the Form 4 of Robert M. Haft, a director of Magellan, filed on February 6, 2004. Mr. Haft and members of his immediate family hold 100% of the equity of Morgan Noble and Mr. Haft is the Principal Manager of Morgan Noble. Mr. Haft may be deemed to have voting and dispositive power with respect to 82,854 shares of Ordinary Common Stock owned as of record by Morgan Noble, and therefore he may be deemed to be a beneficial owner of such shares, in which case such shares may only be sold subject to Magellan's stock trading policies for officers and directors. In addition, Mr. Haft owns 2,719 shares of Ordinary Common Stock pursuant to, and which are restricted under, Magellan's 2004 Director Stock Compensation Plan.

PLAN OF DISTRIBUTION

        We are registering 8,588,454 shares of Ordinary Common Stock, of which 8,505,600 are issuable upon conversion of 8,505,600 shares of Multi-Vote Common Stock, in order to permit secondary trading of all such shares by the holders thereof. As used in this prospectus, "selling security holders" includes the selling stockholders named above and any other transferees (including pledgees and donees) of Ordinary Common Stock (including Ordinary Common Stock issuable upon conversion of Multi-Vote Common Stock), but only where the transfer is not made pursuant to an effective registration statement or Rule 144 or pursuant to another exemption from registration under the Securities Act pursuant to which the securities sold are thereafter freely transferable without registration and without restriction under the Securities Act, and only to such a transferee, and provided that any such transferee agrees in writing to assume applicable obligations of Magellan Holdings under the Registration Rights Agreement.

        We will bear all costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, other than discounts, commissions or brokers' fees or fees of similar securities industry professionals and transfer taxes relating to the disposition of the Ordinary Common Stock. We will not receive any proceeds from the sale of the shares of our Ordinary Common Stock covered hereby. The selling security holders will bear all discounts, commissions or brokers' fees or fees of similar securities industry professionals and transfer taxes, if any, attributable to sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

        The selling security holders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling security holders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling security holders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through underwriters, agents or broker-dealers, which may act as agents or principals. The selling security holders may sell their shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. We will name any underwriter or agent involved in the offer or sale of securities in the applicable prospectus supplement. Sales may be made by the selling security holders in one or more types of transactions, which may include:

  •
  one or more block transactions, in which the broker or dealer so engaged will attempt to sell the shares of Ordinary Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

  •
  purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

  •
  ordinary brokerage transactions or transactions in which a broker solicits purchases;

  •
  on the Nasdaq National Market or on any other national securities exchange or quotation service on which our Ordinary Common Stock may be listed or quoted at the time of the sale;

  •
  in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise;

  •
  through distributions to creditors and equity holders of the selling stockholders; or

  •
  any combination of the foregoing, or any other available means allowable under applicable law.

        Additionally, the selling security holders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling security holders. The selling security holders also may sell shares short and redeliver shares to close out such short positions. The selling security holders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling security holders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned or pledged pursuant to this prospectus.

        The selling security holders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling security holders or borrowed from the selling security holders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling security holders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

        Pursuant to our Amended and Restated Certificate of Incorporation, prior to the earlier of January 5, 2007 (the third anniversary of the Effective Date) or the date on which the Minimum Hold Condition is no longer met, the selling stockholder and its affiliates may not sell, assign, donate, contribute, place in trust or otherwise dispose of shares of Ordinary Common Stock or Multi-Vote Common Stock representing more than fifteen percent of the outstanding shares of Ordinary Common Stock and Multi-Vote Common Stock (viewed as a single class) to any non-affiliate of the selling stockholder or its affiliates, unless (A) such transfer (1) is pursuant to a bona fide underwritten public offering or other bona fide public distribution made either under an effective registration statement under the Securities Act, or occurring outside of the United States within the meaning of Regulation S under Securities Act, (2) is in a transaction satisfying the requirements of Rule 144 under Securities Act, other than by reason of satisfying the provisions of Rule 144(k) thereof, (3) is effected through "brokers' transactions" within the meaning of Section 4(4) of Securities Act or a transaction with a "market maker" as defined in Section 3(c)(38) of the Securities Exchange Act of 1934, as amended, or (4) is effected through a prepaid variable share forward contract or other derivative contract or (B) all other holders of Ordinary Common Stock and Multi-Vote Common Stock are afforded the opportunity to participate in the transaction on the same terms per share as such selling person, which requirement will be deemed satisfied if the transfer is pursuant to a tender offer, or (C) in the case of a disposition of shares pursuant to a merger, consolidation, recapitalization or similar corporate transaction involving Magellan, all holders of shares of Ordinary Common Stock and Multi-Vote Common Stock are entitled to receive in such transaction the same per share consideration (in amount and kind).

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in the resales.

        In connection with sales of our Ordinary Common Stock covered hereby, the selling security holders and any broker-dealers or agents and any other participating broker-dealers who execute sales for the selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act. Accordingly, any profits realized by the selling security holders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to selling security holders for the purpose of satisfying the prospectus delivery requirements. The Registration Rights Agreement entered into by us and Magellan Holdings provides for indemnification of the selling stockholders and their successors, permitted transferees, certain affiliates and certain other persons by Magellan, and for indemnification of Magellan and its certain affiliates and certain other persons by the selling stockholders and their successors and permitted transferees, with regard to certain liabilities arising under the Securities Act in connection with the registration of shares of Ordinary Common Stock being offered by the selling security holders.

        In addition, any shares of a selling security holder covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

        The selling security holders will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our Ordinary Common Stock by the selling security holders. These restrictions may affect the marketability of such shares.

        In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

        To the extent necessary, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. We will file a supplement to this prospectus, if required, upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose: the name of each such selling security holder and of the participating broker-dealer(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; that such broker-dealer(s) did not conduct any investigation to verify the information contained in or incorporated by reference in this prospectus; and any other facts material to the transaction.

        We have agreed to use our reasonable best efforts to keep this registration statement effective under the Securities Act, for so long as we are permitted to do so under Rule 415 of the Securities Act, until the earlier of (i) the second anniversary of the date on which this registration statement first becomes effective under the Securities Act or (ii) the date on which there no longer are any securities registrable under the Registration Rights Agreement, or on which all such securities may be disposed of by Magellan Holdings and other holders of such securities pursuant to Rule 144 of the Securities Act either within a 90 day period in accordance with the volume limitations of such rule or without volume limitation in accordance with the provisions of Rule 144(k) of the Securities Act or pursuant to another exemption from the registration requirements of the Securities Act pursuant to which such securities are thereafter freely tradable without restriction under the Securities Act.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. This means that we can disclose important information by referring you to those documents. All documents that Magellan subsequently files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, will be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Unless expressly incorporated into this prospectus, a Current Report (or portion thereof) furnished, but not filed, on Form 8-K shall not be incorporated by reference into this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 3, 2005;

  •
  Our Current Report on Form 8-K filed on January 18, 2005 (Item 1.01 only);

  •
  Our Current Report on Form 8-K filed on March 1, 2005;

  •
  Our Current Report on Form 8-K filed on March 17, 2005;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on April 28, 2005; and

  •
  The description of our Ordinary Common Stock, par value $0.01 per share, contained in our Current Report on Form 8-K filed on November 5, 2004.

LEGAL MATTERS

        The validity of the issuance of shares of the Ordinary Common Stock offered by this Prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Magellan Health Services, Inc. incorporated by reference in Magellan Health Services, Inc.'s Form 10-K for the year ended December 31, 2004 (including schedules appearing therein), and Magellan Health Services, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

4,250,000  shares

Ordinary Common Stock

Prospectus Supplement

JPMorgan

Banc of America Securities LLC

Deutsche Bank Securities
Lehman Brothers

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. The selling stockholders are not, and the underwriters are not, offering to sell, or seeking offers to buy, shares of Ordinary Common Stock in any jurisdiction where offers and sales are not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document, or that any information we have incorporated by reference in the accompanying prospectus is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of shares. Our business, financial condition, results of operations and prospects may have changed since those dates.

May 16, 2005

QuickLinks

Summary
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Risk factors
Cautionary note regarding forward-looking statements
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Price range of common stock and dividend policy
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Selling stockholders
Description of capital stock
Shares eligible for future sale
Certain U.S. federal income tax consequences for non-U.S. holders
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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MAGELLAN HEALTH SERVICES, INC.
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